                                               Filed Pursuant to Rule 424(B)(4)
                                                     Registration No. 333-94549

                                [LOGO OF BLAZE SOFTWARE]


                               4,000,000 Shares

                                 Common Stock

    Blaze Software, Inc. is offering 4,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "BLZE."

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 7.

                                                          Per Share    Total
                                                          --------- -----------
Public Offering Price....................................  $16.00   $64,000,000
Underwriting Discounts and Commissions...................  $ 1.12   $ 4,480,000
Proceeds to Blaze Software, Inc..........................  $14.88   $59,520,000

                             ---------------------

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Blaze Software, Inc. has granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on March 28, 2000.

                             ---------------------

Robertson Stephens
                             Chase H&Q
                                                          Dain Rauscher Wessels

                 The date of this Prospectus is March 22, 2000

There are two computer monitors. Above the monitor on the left is the caption "Web interaction." The monitor on the left is saying "Welcome, Tom." Above the monitor on the right is the caption "Web interaction with Blaze Software." The monitor on the right is saying "Good morning, Tom. Since your last visit on Tuesday, two of the items you order most often have gone on sale, and the new upgrade for your diagnostic system is now available. Would you like to know more?" The Blaze Software logo and the Blaze Software Web address appear at the bottom of the page.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    Until April 16, 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
You Should Not Rely on Forward-Looking Statements Because They Are
  Inherently Uncertain...................................................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Consolidated Financial Data.....................................  21
Management's Discussion and Analysis of Financial Condition and Results
  of Operations .........................................................  23
Business.................................................................  35
Management...............................................................  48
Certain Transactions.....................................................  59
Principal Stockholders...................................................  63
Description of Capital Stock.............................................  65
Shares Eligible for Future Sale..........................................  68
Underwriting.............................................................  70
Legal Matters............................................................  73
Experts..................................................................  73
Change in Independent Accountants........................................  73
Where You Can Find Additional Information................................  73
Index to Consolidated Financial Statements............................... F-1

                               PROSPECTUS SUMMARY

    You should read this summary together with the more detailed information and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Unless otherwise indicated, this prospectus assumes that the underwriters have not exercised their option to purchase additional shares, all shares of preferred stock have been automatically converted into shares of common stock, we have completed a 1 for 2 reverse stock split and we have completed our reincorporation in Delaware.

                                 Blaze Software

    We are a leading provider of software that enables companies to provide their customers, employees, partners and suppliers with adaptable and personalized interactions that are consistent across all company communication channels, including the Internet, automated telephone response systems, manned customer service centers, automated self-service electronic kiosks and others. Companies have policies, practices and procedures that constitute the rules under which the company's business is to be conducted. These policies, practices and procedures are commonly referred to as business rules and embody a company's best marketing practices and collective knowledge of customer characteristics and preferences. Typical business rules reflecting a business's policies, practices and procedures may include setting special price discounts for certain types of customers, checking for regulatory compliance before allowing a transaction to proceed or offering different promotional items to users based on their characteristics or profiles.

    Our Blaze Advisor Solutions Suite enables companies to translate these business rules into a format that can be used by business applications. A company's business applications can draw upon the business rules encoded in our software to individually tailor interactions with customers, employees, partners and suppliers based on market conditions, business practices and user preferences and profiles. Blaze Advisor also enables companies to communicate their unique way of doing business through these interactions, thereby differentiating themselves from their competitors and providing incentives for customers to use their products and services. Blaze Advisor allows business persons to modify the business rules included in our software quickly and easily, enabling companies to respond quickly to changes in market conditions, business practices and user preferences. We also provide consulting and professional services to help customers plan, develop and implement personalization solutions using our software.

    Many organizations are implementing Internet-based and electronic business initiatives in order to extend and automate traditional business processes and compete more effectively. These initiatives, commonly referred to as e-business, allow companies to transact sales, manage customer service, and interact and communicate with customers, employees, partners and suppliers using both traditional and e-business communication channels, including the Internet and other electronic means. Companies increasingly need software solutions to help them capitalize on these interactions, maintain their corporate personality and style and distinguish themselves from their competitors while conducting an increasing number of transactions over a wide variety of communication channels. The rapid growth of the Internet has made e-business an important and fast-growing business channel for many companies, who have begun to invest significantly in software to support their growing e-business initiatives. International Data Corporation, a market research firm, estimates that worldwide license revenues from Internet commerce application software, which includes software for both business-to-business and business-to-consumer applications, will grow from $1.7 billion in 1999 to $13.1 billion in 2003.

    Our objective is to maintain our leading position as a provider of software for personalized e-business interactions. Key elements of our strategy include:

  .   expand our market presence;

  .   extend our technology and product leadership;

  .   target leading customers and independent software vendors;

  .   increase our professional services capabilities; and

  .   expand strategic alliances with key business partners.

    We maintain operations worldwide to sell and support our products through a direct sales force and third-party system integrators. We have sold our products to customers in the technology, financial, insurance, manufacturing, telecommunications, and healthcare industries and our software is embedded in many leading e-business software applications.

                             Corporate Information

    We were incorporated in California as Neuron Data, Inc. in 1985. In August 1999, we changed our name to Blaze Software, Inc. We reincorporated in Delaware in March 2000. Our headquarters are located at 150 Almaden Boulevard, San Jose, California 95113 and our telephone number at that location is (408) 275-6900. Our Web site is www.blazesoft.com. Our Web site is not part of this prospectus.

                                  The Offering

 Common stock offered by Blaze Software............. 4,000,000 shares
 Common stock to be outstanding after the offering.. 21,319,244 shares
 Use of proceeds.................................... For general corporate purposes, including
                                                     working capital. See "Use
                                                     of Proceeds."
 Nasdaq National Market symbol...................... BLZE

    The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of December 31, 1999. This number excludes:

  . 4,287,034 shares issuable upon the exercise of outstanding common stock options at a weighted average exercise price of $0.52 per share;

  . 6,005 shares issuable upon the exercise of outstanding common stock warrants at a weighted average exercise price of $5.60 per share; and

  . 445,491 shares available for future issuance under our 1996 stock plan and 250,000 shares available for future issuance under our 2000 stock plan. After December 31, 1999, an additional 1,250,000 shares were reserved for future issuance under our 1996 stock plan and 750,000 shares were reserved for future issuance under our 2000 employee stock purchase plan.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

    The As Adjusted consolidated balance sheet data summarized below reflects the conversion of all our preferred stock into shares of common stock upon the completion of this offering and the application of the net proceeds from the sale of the 4,000,000 shares of common stock offered by Blaze Software at an initial public offering price of $16.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses. See note 2 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

                                                                Nine Months
                                                                   Ended
                                     Year ended March 31,       December 31,
                                    ------------------------  -----------------
                                     1997    1998     1999     1998      1999
                                    ------  -------  -------  -------  --------
                                                                (unaudited)
Consolidated Statements of
  Operations Data:
Net revenues:
  Product licenses................  $3,296  $ 3,559  $ 3,722  $ 2,556  $  5,371
  Services and maintenance........     327      803    5,332    3,486     6,378
Total revenues....................   3,623    4,362    9,054    6,042    11,749
Gross profit......................   2,980    3,776    6,122    4,145     7,366
Operating loss....................  (1,689)  (2,970)  (5,512)  (4,592)  (16,916)
Net loss from continuing
  operations......................  (2,723)  (3,631)  (5,848)  (4,756)  (17,241)
Basic and diluted net loss per
  common share from continuing
  operations attributable to
  common stockholders.............  $(3.56) $(37.37) $(19.15) $(16.09) $  (5.88)
Number of shares used in
  calculation of basic and diluted
  net loss per share..............     920      125      371      361     4,997

                                                            December 31, 1999
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                               (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents................................. $ 16,326   $ 74,546
Working capital ..........................................   10,785     69,005
Total assets..............................................   23,850     82,070
Capital lease obligations, net of current portion.........      298        298
Accumulated deficit.......................................  (49,864)   (49,864)
Total stockholders' equity ...............................   12,054     70,274

                                  RISK FACTORS

    Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If we are adversely affected by any of the following risks, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We have a history of losses, we expect losses in the future and we may never become profitable.

    We incurred net losses of $15.5 million in the nine months ended December 31, 1999, $5.6 million in fiscal 1999 and $5.8 million in fiscal 1998. We had an accumulated deficit of $49.9 million as of December 31, 1999. We expect to continue to incur losses in the foreseeable future. These losses may be substantial, and we may never become profitable. We also expect to significantly increase our expenses, especially in sales and marketing and research and development. As a result, our operating results will be harmed if our revenues do not keep pace with the expected increase in our expenses or are not sufficient for us to achieve profitability. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase profitability on a quarterly or annual basis.

Variations in quarterly operating results due to such factors as changes in demand for our products and services and changes in our mix of revenues may cause our stock price to decline.

    Our quarterly revenues, expenses and operating results have varied in the past and may vary significantly from quarter-to-quarter in the future. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock price. Our short-term expense levels are relatively fixed and are based on our expectations of future revenues. As a result, a reduction in revenues in a quarter may harm our operating results for that quarter. If our operating results in future quarters fall below the expectations of market analysts and investors, the price of our common stock will fall. Factors that may cause our operating results to fluctuate on a quarterly basis include:

  .   varying size, timing and contractual terms of orders for our products;

  . our ability to complete our implementation and service obligations related to product sales in a timely manner;

  . changes in the mix of revenues attributable to higher-margin product license revenues as opposed to substantially lower-margin consulting services revenues;

  . customers' decisions to defer orders or implementations, particularly large orders or implementations, from one quarter to the next;

  . changes in demand for our Blaze Advisor Solutions Suite software or for personalization software solutions generally;

  .   loss of significant customers;

  .   announcements or introductions of new products by our competitors;

  .   software defects and other product quality problems; and

  .   seasonal trends in sales of business software.

Our products have a long sales cycle that makes it difficult to plan our expenses and forecast our results.

    It typically takes us between two and six months to complete the majority of our sales, but it can take us up to one year or longer. It is therefore difficult to predict the quarter in which a particular sale will occur and to plan our expenditures accordingly. The period between our initial contact with a potential customer and their purchase of our products and services is relatively long due to several factors, including:

  .   the complex nature of our products;

  . our need to educate potential customers about the uses and benefits of our products;

  . the purchase of our products requires a significant investment of resources by a customer;

  .   our customers have budget cycles which affect the timing of purchases;

  . many of our customers require competitive evaluation and internal approval before purchasing our products; and

  . potential customers may delay purchases due to announcements or planned introductions of new products by us or our competitors.

    The delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter, as well as subsequent quarters over which revenues for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues. If we were to experience a delay of several weeks on a large order, it could harm our ability to meet our forecasts for a given quarter.

We depend significantly on sales of the Blaze Advisor Solutions Suite, and a decrease in sales would harm our business.

    We currently derive all of our revenues from continuing operations from licenses of the Blaze Advisor Solutions Suite and Blaze Expert and related consulting and maintenance revenues. We anticipate that revenues related to the Blaze Advisor Solutions Suite will continue to comprise a substantial portion of our revenues for the foreseeable future. In addition, our dependence on revenues from the Blaze Advisor Solutions Suite will increase because we are decreasing our emphasis on selling Blaze Expert and are discontinuing operations associated with Blaze Presenter. Consequently, a decline in the price of the Blaze Advisor Solutions Suite, or its failure to achieve broad market acceptance, would harm our business.

If we fail to expand our direct sales capabilities, we may not be able to increase revenues.

    In order to grow our business, we need to increase market awareness and sales of our products and services. To achieve this goal, we need to increase our direct sales capabilities. If we fail to do so, this failure could harm our ability to increase revenues. We currently receive substantially all of our revenues from direct sales. Our products and services require a sophisticated sales effort targeted at senior management and information technology managers of our prospective customers. As of December 31, 1999, our direct sales organization in North America consisted of 22 employees. Competition for qualified sales personnel is intense, and we may not be able to hire the kind and number of sales personnel we are targeting. New hires may require extensive training and typically take several months to achieve productivity. We cannot be certain that our recent hires will be as productive as necessary.

New product introductions and pricing strategies by our competitors could adversely affect our ability to sell our products and could reduce our market share or result in pressure to price our products in a manner that reduces our margins.

    The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Competition could seriously harm our ability to sell additional software, maintenance renewals, and services on terms favorable to us. Competitive pressures could reduce our market share or require us to reduce the price of products and services, any of which could harm our business. Competitors could offer new products with features or functionality that are equal to or better than our products. We may not have sufficient engineering staff, competitive awareness, management initiative, equipment, or time to modify our products to match our competitors. In this case, we could lose existing customers or new customers to competitors.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing, or other resources, or greater name recognition than we do. As a result, our competitors may be able to respond more quickly to new or emerging opportunities, technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Current and potential competitors may have more extensive customer bases that could be leveraged, thereby gaining market share to our detriment. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, and offer more attractive terms to purchasers than the Company. Moreover, certain of our indirect and potential competitors, such as BroadVision, IBM, Oracle and SAP, may bundle their products in a manner that may discourage users from purchasing products offered by us. Furthermore, independent software vendors that incorporate our products into their offerings may be perceived by potential customers as offering alternatives to the use of our products on a stand-alone basis. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    Customers may prefer more specific solutions to narrowly-bounded business needs. If application needs are initially small or well-defined, a competitor may offer a product that addresses those needs in a more efficient or time-effective manner than we can provide. The cross-industry breadth of our customer base may cause product enhancements to be added in many different areas that fail to achieve solution dominance for any one industry or market segment.

    Some businesses may have already made a substantial investment in other third party or internally developed software designed to personalize customer interactions. These companies may be reluctant to abandon these investments in favor of our software. In addition, information technology departments of potential customers may resist purchasing our software solutions for a variety of other reasons, particularly the potential displacement of their historical role in creating and running software for their enterprises.

We are dependent on our professional services organization and if we are unsuccessful in increasing the size of this organization, our business would be harmed.

    Customers that license our software typically engage our professional services organization to assist with support, training, consulting and implementation. We believe that growth in sales of the Blaze Advisor Solutions Suite depends on our ability to provide our clients with these services. If our internal professional services organization does not effectively implement and support our products or if we are unable to expand our internal professional services organization, our ability to sell software will be harmed, affecting our revenues. We rely on customer satisfaction for customer referrals and additional sales to customers, which depends in part on the quality and timeliness of services provided by our professional services organization. If we are not successful in hiring additional customer support personnel, our business would be harmed. As of December 31, 1999, our professional services organization in North America consisted of 22 employees. We are in a new and evolving market and there are a limited number of people who have the skills needed to provide the services that our customers demand. Competition for qualified service personnel is intense. We cannot be certain that we can attract or retain a sufficient number of qualified service personnel for our business needs.

If the market in which we sell our products and services does not grow as we anticipate, our revenues will be reduced.

    If the market for personalization software does not grow as quickly or become as large as we anticipate, our revenues will be reduced. Our market is still emerging, and our success depends on its growth. Our potential customers may:

  .   not understand or see the benefits of using these products;

  .   not achieve favorable results using these products;

  . experience technical difficulty in implementing or using these products; or

  .   use alternative methods to solve the same business problems.

    In addition, because our products can be used in connection with Internet commerce and we are currently developing additional Internet commerce solutions, if the Internet commerce market does not grow as quickly as we anticipate, we may experience sales that are lower than our expectations.

If we fail to develop new products or improve our existing products to meet or adapt to the changing needs and standards of our industry, sales of our products may decline.

    Our future success depends on our ability to address the rapidly changing needs of our customers and potential customers. We must maintain and improve our Blaze Advisor Solutions Suite and develop new products that respond to new technological developments, keep pace with products of our competitors and satisfy the changing requirements of our customers. If more end users access the Internet or other electronic contact channels, our software may not provide adequate response to meet our customers' transaction load requirements. Our ability to deliver performance improvements could be adversely affected by insufficient engineering resources, insufficient understanding of technology platforms, lack of performance by required underlying technologies such as Java or middleware, or other commitments taking priority. If we are unsuccessful in improving our products and developing new products, we may not achieve market acceptance and we may be unable to attract new customers. We may also lose existing customers, to whom we seek to sell additional software solutions and professional services.

    We may commit to improvements and enhancements in products based on requests and requirements from significant customers. These could consume engineering staff, resources, and management and planning that would otherwise be devoted to more generally marketable product work. This could reduce satisfaction and renewals from existing customers and could reduce market opportunities for new product sales.

    We may not be successful in developing and marketing these or other new or improved products. If we are not successful, we may lose sales to competitors.

If we fail to manage our growth, our ability to generate new revenues and achieve profitability would be harmed.

    We have grown significantly since our inception and need to grow quickly in the future. This growth has placed and will continue to place a strain on our management, administrative, operational and financial infrastructure. Any failure to manage this growth could impede our ability to increase revenues and achieve profitability. The number of our employees has increased from 94 at June 30, 1999 to 128 at December 31, 1999. Future expansion could be expensive and strain our management and other resources. We relocated our corporate headquarters in February 2000. Our employees may be distracted by this relocation and productivity may suffer during this transition. Some employees may be less productive or resign due to longer commutes. If we are unable to manage growth effectively, our business may be harmed.

The loss of key personnel or any inability to attract and retain additional personnel could affect our ability to successfully grow our business.

    Our future success will depend in large part on our ability to hire and retain a sufficient number of qualified personnel, particularly in sales, customer services, marketing, research and development, and support. If we are unable to do so, this inability could affect our ability to grow our business. Competition for qualified personnel in high technology is intense, particularly in the Silicon Valley region of Northern California where our principal offices are located. Our future success also depends upon the continued service of our executive officers and other key sales, engineering and technical staff. The loss of the services of our executive officers and other key personnel would harm our operations. We do not maintain key person insurance on any of our employees. We would also be harmed if one or more of our executive officers or key employees decided to join a competitor or otherwise compete with us.

If our products contain defects or our services are not perceived as high quality, we could lose potential customers or be subject to damages.

    Our products are complex and may contain errors, defects or failures, particularly since new releases are regularly introduced. In the past we have discovered software errors in some of our products after introduction. We may not be able to detect and correct errors before releasing our products commercially. Computer viruses could cause our products to act erratically or fail. If our commercial products contain errors, we may be required to:

  .   expend significant resources to locate and correct the error;

  .   delay introduction of new products or commercial shipment of products;
      or

  . experience reduced sales and harm to our reputation from dissatisfied customers.
Our customers also may encounter system configuration problems that require us to spend additional consulting or support resources to resolve these problems.

    Our software is installed on operating systems and runtime software platforms such as Java that must operate correctly in order for us to deliver proper results. Bugs in Java, an operating system, or a third party software package used by one of our customers could result in improper operation of our products. In such cases, the customer perception could be that our software is at fault. We could also find it difficult or impossible to track down the root cause of an error because of insufficient access to or familiarity with the underlying software at fault. Even if the error is properly identified as the fault and responsibility of a third party, it could impact our customer's satisfaction with us or could influence them to choose a different implementation strategy, resulting in lost revenues and decreased customer goodwill.

    Because our software products are used for customer interaction processes by our customers, product defects may also give rise to product liability claims. Customers may rely on our rule execution engine to process transactions driving the response of their developed applications. Because customers are free to write any combination of rules they wish, we cannot foresee or test all possible rule execution scenarios. If our rule engine incorrectly executes customer rules, incorrect output or application behavior may result. As Blaze Advisor is used in more customer applications and with larger rule applications from existing customers, the potential for a material error increases. Customers could potentially seek restitution or damages from us in such cases. Although our license agreements with customers typically contain provisions designed to limit our exposure, some courts may not enforce all or part of these limitations. Although we have not experienced any product liability claims to date, we may encounter these claims in the future. Product liability claims, whether or not successful, could:

  . divert the attention of our management and key personnel from our business;

  .   be expensive to defend; and

  .   result in large damage awards.

Our product liability insurance may not be adequate to cover all of the expenses resulting from a claim. In addition, if our customers do not find our services to be of high quality, they may elect to use other training, consulting and product integration firms rather than contract for our services. If customers are dissatisfied with our services, we may lose revenues.

Our international operations and our international sales efforts expose us to risks.

    Sales to customers outside the Americas accounted for 13.7% of total revenues from continuing operations in the nine months ended December 31, 1999 and 23.4% of total revenues from continuing operations in fiscal 1999. We have limited experience in marketing, selling and supporting our products and services abroad. Furthermore, our management team has had limited experience managing our international operations. We intend to expand our international sales efforts in the future, but we may face difficulties managing international operations. If we are unable to grow our international operations successfully and in a timely manner, our business and operating results could be seriously harmed. In addition, doing business internationally involves greater expense and many additional risks, particularly:

  .   longer sales cycles and collection of accounts receivable;

  . agreements with customers with terms and conditions that differ from agreements that we enter into with customers in the United States;

  . unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

  .   reduced protection for intellectual property rights in some countries;

  .   differing labor regulations;

  .   compliance with a wide variety of complex regulatory requirements;

  . changes in a specific country's or region's political or economic conditions;

  .   greater difficulty in staffing and managing foreign operations;

  .   increased financial accounting and reporting burdens and complexities;
      and

  .   fluctuating exchange rates.

    Our international operations will require a significant amount of attention from our management and substantial financial resources. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenues or profitability.

Our revenues depend on a small number of large orders from our top customers and if we fail to complete one or more large orders, our revenues will be reduced.

    To date, we have received a significant portion of our total revenues from a small number of large orders from our top customers. For example, Unisys Corporation alone accounted for 25.2% of total revenues from continuing operations for the nine months ended December 31, 1999. However, we do not have any contracts or agreements with Unisys other than purchase orders in the ordinary course of business. Our operating results may be harmed if we are not able to complete one or more substantial product sales in any future period or attract new customers.

If we fail to establish, maintain or expand our strategic relationships with third parties, our ability to grow revenues could be harmed.

    In order to grow our business, we must generate, retain and strengthen strategic relationships with third parties. To date, we have established relationships with several companies, including consulting organizations and system integrators that implement our software. If the third parties with which we have strategic relationships do not provide sufficient, high-quality service or integrate and support our software correctly, or if we are unable to enter into successful new strategic relationships, our revenues may be harmed. In addition, the third parties with which we have strategic relationships may offer products of other companies, including products that compete with our products. We typically enter into contracts with third parties that generally set out the nature of our strategic relationships. However, our contracts do not require these third parties to devote resources to promoting, selling and supporting our products. Therefore we have little control over these third parties. We cannot assure you that we can generate and maintain strategic relationships that offset the significant time and effort that are necessary to develop these relationships.

If Sun Java loses popularity, demand for our products will be reduced.

    Our software is written in the Java computer programming language developed by Sun Microsystems. While a number of companies have introduced Web and server-side applications based on Java, Java could fall out of favor and fail to be supported by Sun Microsystems or other companies. In particular, Microsoft may offer substitute products or technologies. If support for Java decreased or we could not continue to use Java or related Java technologies, we could have to rewrite the source code for the Blaze Advisor Solutions Suite to enable our products to run on other computer platforms. Also, changes to Java could require us to change our products. If we were unable to develop or implement appropriate modifications to our products on a timely basis, we could lose revenue opportunities and our business could be harmed. If open-source versions of Java become popular or if cross-platform standardization is lost, we could be forced to write different versions of our products for different hardware and software platforms, leading to increased expenses and time to release products.

If others claim that we are infringing their intellectual property, we could incur significant expenses or be prevented from selling our products.

    We cannot assure you that others will not claim that we are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We have not conducted a search for existing intellectual property registrations and we may be unaware of intellectual property rights of others that may cover some of our technology.

    Any litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or licenses agreements on terms acceptable to us, or at all. We also may be subject to significant damages or an injunction against use of our products. A successful claim of patent or other intellectual property infringement against us would have an immediate material adverse effect on our business and financial condition.

If we are unable to protect our intellectual property rights, this inability could weaken our competitive position, reduce our revenues and increase our costs.

    Our success depends in large part on our proprietary technology. We rely on a combination of copyrights, trademarks, trade secrets, patents, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, our competitive position may be harmed.

    Our software uses license keys and we require contractual commitments from end-users to prevent unauthorized use or copying of the products. In addition, product pricing is typically based upon machine size used by the customer in their application deployment. As applications become more complex or as more users access the applications, our customers may need larger deployment machines, resulting in additional license revenue opportunities. If our license protection or contractual compliance is insufficient to prevent them from copying our software or upgrading without payment, we could lose substantial revenues. In addition, our software could be copied and resold without our knowledge and the licensing algorithms could be deciphered or bypassed, allowing copying, distribution, and use of our software without our knowledge and without revenues to us.

    Our patent, trademark or pending trademark registration applications may not be allowed or competitors may successfully challenge the validity or scope of these registrations. Other software providers could copy or otherwise obtain and use our products or technology without authorization. They also could develop similar technology independently which may infringe our proprietary rights. We may not be able to detect infringement and may lose a competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.

Our products are not tightly integrated with currently popular software programs and we may lose sales opportunities to competitors.

    Our Blaze Advisor Solutions Suite must work with commercially available software programs that are currently popular. Various information and data may be stored in a variety of our customers' existing software systems, including leading systems from Oracle, PeopleSoft, Siebel Systems and SAP, running on a variety of computer operating systems. If we do not update our software to be compatible with these programs, we may lose sales opportunities to competitors. If we fail to obtain access to development versions of these software products, we may be unable to build and enhance our products on schedule. If we fail to enhance our software to interact with these products, we may lose potential customers. If we lose customers, our revenues and profitability may be harmed.

If we need additional financing to maintain and expand our business, financing may not be available on favorable terms, if at all.

    We expect to incur net losses for the foreseeable future. We may need funds in addition to available cash resources and the net proceeds from this offering to expand or meet all of our operating needs. If we need additional financing, we cannot be certain that it will be available on favorable terms, if at all. Further, if we issue common stock after this offering, stockholders will experience additional dilution. If we need funds and cannot raise them on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, or respond to customers and competition.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

    We may acquire or make investments in complementary companies, services and technologies in the future. Our ability as an organization to conduct acquisitions or investments is unproven because we have only made one acquisition to date. If we fail to properly evaluate and execute acquisitions and investments and integrate new opportunities, our business and prospects may be harmed. Our inability to successfully evaluate and integrate acquisitions or technology may result in losses or our management may be distracted from our day-to-day operations. In addition, if we conduct acquisitions using convertible debt or equity securities, existing stockholders may be diluted which could affect the market price of our stock.

Because a small number of existing stockholders will together own 61.0% of our stock, the voting power of other stockholders, including purchasers in this offering, may be limited.

    After this offering, it is anticipated that our officers, directors and five percent or greater stockholders will beneficially own or control, directly or indirectly, 13,271,693 shares of common stock, which in the aggregate will represent approximately 61.0% of the outstanding shares of common stock. As a result, if some of these 14 persons or entities act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combination. This may delay or prevent an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different than yours. For example, they may be more interested in selling Blaze Software to an acquiror than other investors or may want us to pursue strategies that are different from the wishes of other investors.

Future sales of our common stock, including those purchased in this offering, may depress our stock price.

    If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Shares issued upon the exercise of outstanding options may also be sold in the public market. In addition, such sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

    Upon completion of this offering, we will have outstanding 21,319,244 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1999. Of these shares, 5,816,629 shares will be freely tradable upon the closing of this offering, including the shares sold in this offering. The remaining 15,502,615 shares will become eligible for sale in the public market as follows:

                                                                      Number of
                     Date of Availability for Sale                      Shares
                     -----------------------------                    ----------
     181 days after the date of this prospectus.....................  13,268,379
     At September 28, 2000..........................................     281,501
     At December 31, 2000...........................................   1,952,735
                                                                      ----------
   Total............................................................  15,502,615
                                                                      ==========

    The above table includes the effect of lock-up arrangements with the underwriters and us which prevent our directors, officers and certain other existing stockholders from selling or otherwise disposing of their shares of common stock prior to 181 days after this offering. The underwriters may remove these lock-up restrictions prior to 181 days after this offering without prior notice. In addition, as of December 31, 1999, we have outstanding options to purchase 4,287,034 shares with a weighted average exercise price of $0.52 per share. Of these options, 2,402,481 are vested and 4,287,034 are exercisable, subject to repurchase rights in favor of us with respect to unvested shares, as of December 31, 1999, and will be resellable 181 days after the offering. As of December 31, 1999, there are also outstanding warrants to purchase 6,005 shares of our common stock with a weighted average exercise price of $5.60 per share.

We have broad discretion to use the offering proceeds and how we invest these proceeds may not yield a favorable, or any, return for us and you may lose the entire amount of your investment.

    The net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. Thus, our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We cannot assure you that the proceeds will be invested in a way that yields a favorable, or any, return for us.

Because this is our initial public offering our securities have no prior market and we cannot assure you that our stock price will not decline after the offering.

    Before this initial public offering of our stock, there has not been a public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. Further, the price of our common stock may decline below our initial public offering price. The initial public offering price was determined by negotiations between the representatives of the underwriters and us. This price may not directly relate to our book value, assets, past operating results, financial condition or other established criteria of value.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

    Our certificate of incorporation and bylaws that will be effective upon the closing of this offering contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms, which makes it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

    Our board of directors also has the ability to issue preferred stock that would significantly dilute the ownership of a hostile acquiror. In addition,
Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

    Our board of directors could choose not to negotiate with an acquiror that it did not feel was in the strategic interests of Blaze Software. If the acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the antitakeover measures, you could lose the opportunity to sell your shares at a favorable price.

We may encounter computer problems or a natural disaster at our headquarters, which could cause us to lose revenues and customers.

    Viruses or bugs introduced into our research and development, quality assurance, production and shipping, customer support or financial and administrative software systems could cause us to lose data, expose us to time and expense in identifying and resolving the problem or delay product shipments. Furthermore, our headquarters are located in a single location in San Jose, California. We could be particularly vulnerable in a natural disaster, such as an earthquake. Any of these events could cause us to lose customers or goodwill, which would decrease our revenues.

One of our former directors has asserted claims against us that may require us to pay substantial damages or issue additional shares that would dilute existing stockholders.

    On January 6, 2000, Patrick Perez, a founder and former director of Blaze Software, notified us of claims that he may assert against us. Mr. Perez contends that his personal equity ownership of Blaze Software was diluted improperly in connection with our Series AA preferred stock financing that closed in June and September 1999. In particular, Mr. Perez contends that he was wrongfully denied the opportunity to purchase shares at a price of $0.54 per share in connection with the financing, and that the financing was otherwise unfair and benefited participating stockholders. If Mr. Perez had participated in the financing, he would have been able to purchase up to 1,710,949 shares. However, should any litigation be decided adversely to us, we may be required to pay substantial damages or issue additional shares to Mr. Perez. In addition, other stockholders that did not participate in the financing may assert similar claims against us. If we are required to issue additional shares to Mr. Perez or other stockholders, then-existing stockholders would experience dilution of their ownership and we would need to record an accounting charge in our statement of operations equal to the fair market value of the shares at the time of issuance.

If customers delay installations or purchases of our products to avoid having to perform additional tests on their existing systems related to year 2000 compliance, our revenues will be reduced in the near term.

    Many currently installed computer systems and software applications were written to accept and process only two digits to represent the year when storing dates. Beginning with the year 2000, these systems need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to solve this problem to avoid incorrect or lost data. In 1999, a significant number of companies, including some of our current customers, devoted a substantial amount of their information technology resources to testing systems for year 2000 compliance and fixing existing year 2000 problems. Some companies may delay installation of new systems to avoid having to perform additional year 2000 tests on their existing systems. If these customers also defer purchases of our products until their year 2000 problems have been tested or resolved, it will reduce our sales in the near term.

Potential year 2000 problems with our internal systems, our software products or the products with which our software integrates could adversely affect our business.

    Although we have not experienced any year 2000 problems and have not been informed of any material year 2000 problems by our customers and vendors, we cannot assure you that we will not experience unanticipated negative consequences relating to problems of computer systems in processing dates after January 1, 2000. These negative consequences include costs associated with:

  .   problems with our products;

  .   problems of the interaction of our products with other software; and

  .   loss of data in our internal systems.

    If tests of our products and inquiries of our customers and vendors did not uncover all year 2000 problems, we could be exposed to damages resulting from year 2000 failures and claims resulting from damages caused by any incorrect data produced by our software, whether through a claim of breach of warranty, product defect or otherwise.

    If our professional services organization does not adequately address existing year 2000 issues of our customers, or there are preexisting errors in our customer databases, the usefulness of our software may be impaired. Although we cannot control the year 2000 compliance of our customers and their third-party vendors, we may still be subject to claims and liability based on the fact that our products provided incorrect data. These claims could divert significant management, financial and other resources and we may not have adequate commercial insurance to cover these claims.

    We may not be able to resolve year 2000 problems that we discover before we suffer losses. We cannot assure you that our products and systems will be year 2000 compliant or that we will not incur material expenses or liability relating to the year 2000 problem.

               YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
                     BECAUSE THEY ARE INHERENTLY UNCERTAIN

    You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

    This prospectus also contains market data and estimated projections related to Internet-based commerce and Internet commerce application software. This market information has been published and made generally available by International Data Corporation, a market research firm. This market data is based on analyses of key trends and surveys of vendors in the profiled market space. Current estimates and forecasts of global market size have a significant potential for inaccuracy caused by nonrepresentative vendor selection, misrepresentation of sales performance, changes in global economic conditions, and unforeseen technological advances or customer preferences. These markets may not grow at the rates projected by these data. The failure of these markets to grow at these projected rates may harm our business and the market price of our common stock.

                                USE OF PROCEEDS

    Our net proceeds from the sale of the 4,000,000 shares of common stock we are offering are estimated to be $58.2 million ($67.1 million if the underwriters' over-allotment option is exercised in full) based on an initial public offering price of $16.00 per share and after deducting the underwriting discount and commissions and estimated offering expenses.

    We currently intend to use the proceeds of this offering as follows: approximately $20.0 million for sales and marketing, approximately $9.0 million for research and development, approximately $5.0 million for professional services and the remainder for general corporate purposes. We may also use some of the proceeds to acquire other companies, technology or products that complement our business, although we are not currently planning any of these transactions. Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Covenants in our credit facility prohibit the payment of cash dividends.

                                 CAPITALIZATION

    The following table sets forth as of December 31, 1999:

  .   our actual capitalization;

  . our pro forma capitalization to reflect the conversion of all outstanding shares of preferred stock into 10,368,950 shares of common stock; and

  . our pro forma, as adjusted capitalization to reflect the proceeds from the sale of 4,000,000 shares of our common stock offered hereby at an initial public offering price of $16.00 per share and after deducting the underwriting discount and commissions and estimated offering expenses.

                                                    December 31, 1999
                                              --------------------------------
                                                                    Pro Forma
                                               Actual   Pro Forma  As Adjusted
                                              --------  ---------  -----------
                                                (in thousands, except per
                                                       share data)
   Capital lease obligations, less current
     portion................................. $    298  $    298    $    298
                                              --------  --------    --------
   Stockholders' equity:
     Preferred stock, $0.0001 par value:
       Authorized: 10,475 shares actual,
       10,000 shares pro forma, as adjusted;
       Issued and outstanding: 10,369
       actual, none pro forma and pro forma,
       as adjusted...........................        1       --          --
     Common stock, $0.0001 par value:
       Authorized: 54,000 shares actual,
       200,000 shares pro forma, as
       adjusted; Issued and outstanding(1):
       6,950 shares, actual, 17,319 shares
       pro forma and 21,319 shares pro
       forma, as adjusted....................        1         2           2
     Additional paid-in capital..............   82,064    82,064     140,284
     Cumulative translation adjustment.......      535       535         535
     Unearned stock-based compensation.......  (20,683)  (20,683)    (20,683)
     Accumulated deficit.....................  (49,864)  (49,864)    (49,864)
                                              --------  --------    --------
          Total stockholders' equity......... $ 12,054  $ 12,054    $ 70,274
                                              ========  ========    ========
          Total capitalization............... $ 12,352  $ 12,352    $ 70,572
                                              ========  ========    ========

--------
(1) The number of shares of common stock outstanding at December 31, 1999 excludes:

  . 4,287,034 shares issuable upon the exercise of outstanding common stock options at a weighted average exercise price of $0.52;

  . 6,005 shares issuable upon the exercise of outstanding common stock warrants at a weighted average exercise price of $5.60; and

  . 445,491 shares available for future issuance under our 1996 stock plan and 250,000 shares available for future issuance under the 2000 stock plan. After December 31, 1999, an additional 1,250,000 shares were reserved for future issuance under a 1996 stock plan and 750,000 shares were reserved for future issuance under our 2000 employee stock purchase plan.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999 was approximately $12.1 million, or approximately $0.70 per share of common stock. Pro forma net tangible book value per share represents the amount of tangible assets less total liabilities, divided by 17,319,244 shares of common stock outstanding after giving effect to the conversion of all of our outstanding preferred stock into common stock.

    After giving effect to our sale of 4,000,000 shares of common stock in this offering at an initial public offering price of $16.00 per share and after deduction of the underwriting discount and commissions and estimated offering expenses, our pro forma, as adjusted, net tangible book value as of December 31, 1999 would have been approximately $70.3 million, or $3.30 per share. This represents an immediate increase in pro forma net tangible book value of $2.60 per share to existing stockholders and an immediate dilution of $12.70 per share to purchasers of common stock in this offering.

   Initial public offering price per share........................         $16.00
     Pro forma net tangible book value per share before offering..   $0.70
     Increase in pro forma net tangible book value per share
       attributable to new investors..............................    2.60
                                                                     -----
   Pro forma, as adjusted net tangible book value per share after
     offering.....................................................           3.30
                                                                           ------
   Pro forma net tangible book value dilution per share to new
     investors....................................................         $12.70
                                                                           ======

    The following table sets forth, on a pro forma basis as of December 31, 1999, the total consideration paid and the average price per share paid by the existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an initial public offering price of $16.00 per share.

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
   Existing stockholders.....  17,319,244   81.2% $ 37,529,000   37.0%  $ 2.17
   New investors.............   4,000,000   18.8    64,000,000   63.0    16.00
                               ----------  -----  ------------  -----
     Total...................  21,319,244  100.0% $101,529,000  100.0%
                               ==========  =====  ============  =====

    The foregoing computations exclude 4,287,034 shares of common stock issuable upon the exercise of outstanding options under the 1996 stock plan as of December 31, 1999, 695,491 shares reserved for future issuance under the 1996 stock plan and the 2000 stock plan and 6,005 shares issuable upon the exercise of outstanding common stock warrants. After December 31, 1999, an additional 1,250,000 shares were reserved for future issuance under our 1996 stock plan and 750,000 shares were reserved for future issuance under our 2000 employee stock purchase plan. To the extent that any of those options or warrants are exercised, our investors will suffer immediate dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations data for the years ended March 31, 1997, 1998 and 1999 and the balance sheet data as of March 31, 1998 and 1999 are derived from our consolidated financial statements that are included elsewhere in this prospectus. The statements of operations data for the years ended March 31, 1995 and 1996 and the balance sheet data as of March 31, 1995, 1996 and 1997 are derived from our consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the nine month periods ended December 31, 1998 and 1999 and the consolidated balance data as of December 31, 1999 are derived from our unaudited consolidated financial statements that include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Historical results are not necessarily indicative of results to be expected in any future period.

                                                                         Nine Months
                                                                            Ended
                                   Year Ended March 31,                  December 31,
                          -------------------------------------------  -----------------
                           1995     1996     1997     1998     1999     1998      1999
                          -------  -------  -------  -------  -------  -------  --------
                                   (in thousands, except per share data)
Consolidated Statements
  of Operations Data
Net revenues:
  Product licenses......  $    --  $    --  $ 3,296  $ 3,559  $ 3,722  $ 2,556  $  5,371
  Services and
    maintenance.........       --       --      327      803    5,332    3,486     6,378
                          -------  -------  -------  -------  -------  -------  --------
     Total revenues.....       --       --    3,623    4,362    9,054    6,042    11,749
                          -------  -------  -------  -------  -------  -------  --------
Cost of revenues:
  Product licenses......       --       --      180       74       40       39        55
  Services and
    maintenance.........       --       --      463      512    2,892    1,858     4,328
                          -------  -------  -------  -------  -------  -------  --------
     Total cost of
       revenues.........       --       --      643      586    2,932    1,897     4,383
                          -------  -------  -------  -------  -------  -------  --------
Gross profit............       --       --    2,980    3,776    6,122    4,145     7,366
                          -------  -------  -------  -------  -------  -------  --------
Operating expenses:
  Research and
    development
    (excluding $2,615
    stock-based
    compensation).......      906    1,138    1,370    1,938    3,843    2,908     3,488
  Selling, general, and
    administrative
    (excluding $9,435
    stock-based
    compensation).......    4,279    3,538    3,299    4,808    7,791    5,829     8,744
  Stock-based
    compensation........       --       --       --       --       --       --    12,050
                          -------  -------  -------  -------  -------  -------  --------
     Total operating
       expenses.........    5,185    4,676    4,669    6,746   11,634    8,737    24,282
                          -------  -------  -------  -------  -------  -------  --------
Operating loss..........   (5,185)  (4,676)  (1,689)  (2,970)  (5,512)  (4,592)  (16,916)
Interest expense, net...     (197)    (317)    (434)    (593)    (249)    (124)     (217)
                          -------  -------  -------  -------  -------  -------  --------
Net loss from continuing
  operations before
  income taxes..........   (5,382)  (4,993)  (2,123)  (3,563)  (5,761)  (4,716)  (17,133)
Provision for income
  taxes.................     (146)    (755)    (600)     (68)     (87)     (40)     (108)
                          -------  -------  -------  -------  -------  -------  --------
Net loss from continuing
  operations............   (5,528)  (5,748)  (2,723)  (3,631)  (5,848)  (4,756)  (17,241)
Income (loss) from
  operations of
  discontinued user
  interface business,
  net of income taxes...    5,864    2,316   (5,479)  (2,174)     248      319     1,767
                          -------  -------  -------  -------  -------  -------  --------
Net income (loss).......      336   (3,432)  (8,202)  (5,805)  (5,600)  (4,437)  (15,474)
Accretion of mandatorily
  redeemable preferred
  stock to redemption
  value.................       --       --     (554)  (1,040)  (1,258)  (1,051)     (442)
Beneficial conversion
  feature of preferred
  stock.................       --       --       --       --       --       --   (11,739)
                          -------  -------  -------  -------  -------  -------  --------
Net (loss) attributable
  to common
  stockholders..........      336   (3,432)  (8,756)  (6,845)  (6,858)  (5,488)  (27,655)
Other comprehensive
  income (loss), net of
  tax:
  Translation
    adjustments.........        4       62       64      (20)     180      278       245
                          -------  -------  -------  -------  -------  -------  --------
Comprehensive income
  (loss) income.........  $   340  $(3,370) $(8,692) $(6,865) $(6,678) $(5,210) $(27,410)
                          =======  =======  =======  =======  =======  =======  ========
Basic loss per share
  from continuing
  operations............  $ (2.66) $ (2.56) $ (3.56) $(37.37) $(19.15) $(16.09) $  (5.88)
                          =======  =======  =======  =======  =======  =======  ========
Diluted loss per share
  from continuing
  operations............  $ (2.55) $ (2.56) $ (3.56) $(37.37) $(19.15) $(16.09) $  (5.88)
                          =======  =======  =======  =======  =======  =======  ========
Number of shares used in
  calculation of basic
  loss per share........    2,078    2,246      920      125      371      361     4,997
                          =======  =======  =======  =======  =======  =======  ========
Number of shares used in
  calculation of diluted
  loss per share........    2,168    2,246      920      125      371      361     4,997
                          =======  =======  =======  =======  =======  =======  ========

                                         March 31,
                         ---------------------------------------------  December 31,
                          1995    1996      1997      1998      1999        1999
                         ------- -------  --------  --------  --------  ------------
                                       (in thousands)
Consolidated Balance
  Sheet Data:
Cash and cash
  equivalents........... $ 1,586 $ 1,117  $  2,258  $  6,591  $  2,129    $ 16,326
Working capital
  (deficit).............   1,436  (1,519)   (3,324)      628    (4,316)     10,785
Total assets............  13,673  12,642    10,615    13,854     7,765      23,850
Capital lease
  obligations, net of
  current portion.......     446     646       236        91        19         298
Retained earnings
  (accumulated
  deficit)..............     388  (3,044)  (11,800)  (17,051)  (22,651)    (49,864)
Mandatory redeemable
  preferred stock.......   3,275   3,275     9,684    19,624    20,882          --
Total stockholders'
  equity (deficit)......     664  (2,583)  (10,795)  (17,563)  (24,203)     12,054

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

    We are a leading provider of software that enables companies to provide customers, employees, partners and suppliers with adaptable and personalized interactions that are consistent across all company communication channels including the Internet, automated telephone response systems, manned customer service centers, electronic kiosks and others. Our Blaze Advisor Solutions Suite allows companies to implement their policies, practices and procedures, or business rules, in e-business applications, enabling them to provide individualized interactions across these communications channels. We also provide consulting and professional services to help customers plan, develop and implement e-business personalization solutions using our software.

    We were incorporated in California as Neuron Data, Inc. in 1985. We introduced our first software product in December 1986, a rules-based expert system development and execution tool known as Nexpert. We introduced Open Interface in 1991 to help customers design display forms and interactive behavior for presenting and accepting information in computer applications, known as user interfaces. Almost all of our product license revenues until fiscal 1997 consisted of sales of these two C-language products, which are now called Blaze Expert and Blaze Presenter. In June 1997, we released a new Java-based product for the development and execution of business rules, known as Blaze Advisor, which has become the core of the Blaze Advisor Solutions Suite. Customer demand for C/C++ cross-platform user interface development software has substantially diminished over the past two years as the use of Java and HTML has increased. Therefore, we significantly decreased research and development activities related to our products used for designing user interfaces. In December 1999, our board of directors decided to discontinue operations related to our user interface design products, which included Blaze Presenter. Operating results related to the discontinued operations have been excluded from our continuing operations and reported separately as discontinued operations. We expect that we will sell the intangible assets related to the Blaze Presenter product within the next 12 months. We have focused our engineering and marketing efforts on the Blaze Advisor Solutions Suite, first released in October 1999, which consists of Blaze Advisor Builder, Blaze Advisor Rule Engine, and Blaze Advisor Rule Server. We are currently developing Blaze Advisor Innovator, which we expect to release in the first half of 2000. We changed our company name to Blaze Software, Inc. in August 1999.

    We derive all of our revenues from continuing operations from the Blaze Advisor Solutions Suite and Blaze Expert. We sell products to corporate customers and to system integrators and distributors that install and provide support for our products. We also license our products to independent software vendors that incorporate our technology into their offerings. We sell products that comprise the Blaze Advisor Solutions Suite in various configurations. Pricing of our products is based on development and deployment rights. Blaze Advisor Builder is priced at a fixed amount for each licensed user. Blaze Advisor Rule Engine is priced on a sliding scale based on the total number of processors used to support the deployed application. Blaze Advisor Rule Server is priced as a percentage of the negotiated deployment fee for Blaze Advisor Rule Engine. Deployment product revenues typically exceed development product revenues for most customer sales. Pricing for independent software vendors is usually offered at a base price for unlimited use of the full Blaze Advisor Solutions Suite in developing a marketable product, plus a negotiated royalty fee calculated as a percentage of the developed application's sale price to the vendor's customers. We expect cumulative royalties over time to exceed the initial use fee for most independent software vendor sales.

    Product licenses revenues consist of license fees and royalty payments. We recognize software license revenues upon shipment of a product if collection of the resulting receivable is probable, an executed agreement or purchase order has been received, the fee is fixed or determinable and objective evidence of fair value exists to allocate revenue to any undelivered elements of the arrangement. If an acceptance period is provided, we recognize revenue upon the earlier of customer acceptance or the expiration of that period. For sales made through distributors, we recognize revenue upon shipment if an executed agreement or purchase order has been received, the fee is fixed and determinable, collection is deemed probable and the distributor has identified to us that a valid end-user for the product exists. In those instances where a distributor has not identified a valid end-user for the product, the revenue is deferred. Distributors have no right of return.

    Service and maintenance revenues consist primarily of professional services, maintenance, support and training fees for the associated products. We generally recognize revenues from maintenance contracts ratably over the term of the contract. We recognize consulting and services revenues as the training, implementation or consulting services are performed. If professional or maintenance services are included in an arrangement that involves a license agreement, amounts related to support or professional services are allocated based upon objective evidence of fair value which is based on the price when such elements are sold separately, or when not sold separately, the price established by management having the relevant authority to do so.

    We market our software and services primarily through our direct sales organizations in the United States, Canada, France, Germany, Japan and the United Kingdom, and to a lesser extent through distributors, system integrators and independent software vendors. Our future success will depend, in part, on the successful development of international markets for our products. In order to increase sales, we need to expand our direct sales force by hiring additional salespersons, sales engineers and sales management personnel and establish and maintain relationships with distributors, system integrators, independent software vendors and other third parties.

    Our future success also depends on our continued investment in research and development and the continued expansion of our sales, marketing and professional services organization in order to build an infrastructure to support our long-term growth strategy. As a result of this investment in our infrastructure, we have incurred significant net losses in each fiscal year since fiscal 1996. We incurred net losses from continuing operations of $17.2 million in the nine months ended December 31, 1999, $5.8 million in fiscal 1999 and $3.6 million in fiscal 1998. We had an accumulated deficit of $49.9 million as of December 31, 1999. We expect to experience significant growth in our operating expenses for the foreseeable future in order to grow our business. As a result, we anticipate that operating expenses will constitute a significant use of our cash resources and that we will continue to generate net losses for the foreseeable future.

    In the quarter ended September 30, 1999, we recorded a stock-based compensation charge of $27.8 million in connection with the grant of stock options to employees. We also recorded an additional stock-based compensation charge of $5.0 million in the quarter ended December 31, 1999 in connection with options granted in the quarter. These charges are being amortized over the vesting period of the options, which is generally four years.

    Of the total stock-based compensation, $12.1 million was amortized in the nine months ended December 31, 1999. Based on the options granted through December 31, 1999, approximately $3.8 million will be amortized in the quarter ending March 31, 2000, approximately $10.8 million will be amortized in fiscal 2001 and approximately $4.4 million will be amortized in fiscal 2002.

    In June 1999 and September 1999 we raised $2.8 million in cash and cancelled indebtedness of $1.6 million in relation to the sale of Series AA preferred stock. In the quarter ended September 30, 1999, we incurred a one-time charge to additional paid in capital of approximately $2.2 million as a result of the beneficial conversion feature of the preferred stock.

    In December 1999, we raised $13.9 million in gross proceeds from the sale of Series BB preferred stock. In the quarter ended December 31, 1999, we incurred a one-time charge to additional paid in capital of approximately $9.5 million as a result of the beneficial conversion feature of the preferred stock.

Results of Operations

    The following table presents certain financial data as a percentage of total revenues for the periods indicated:

                                                               Nine Months
                                      Year Ended March            Ended
                                             31,               December 31,
                                     -----------------------   --------------
                                      1997     1998    1999    1998     1999
                                     ------   ------   -----   -----   ------
                                                               (unaudited)
Consolidated Statement of
  Operations Data:
Net revenues:
  Product licenses.................    91.0 %   81.6 %  41.1 %  42.3 %   45.7 %
  Services and maintenance.........     9.0     18.4    58.9    57.7     54.3
                                     ------   ------   -----   -----   ------
     Total revenues................   100.0    100.0   100.0   100.0    100.0
                                     ------   ------   -----   -----   ------
Cost of revenues:
  Product licenses.................     5.0      1.7     0.4     0.6      0.5
  Services and maintenance.........    12.8     11.7    31.9    30.8     36.8
                                     ------   ------   -----   -----   ------
     Total cost of revenues........    17.8     13.4    32.3    31.4     37.3
                                     ------   ------   -----   -----   ------
Gross profit.......................    82.2     86.6    67.7    68.6     62.7
                                     ------   ------   -----   -----   ------
Operating expenses:
  Research and development.........    37.8     44.4    42.4    48.1     29.7
  Selling, general and
    administrative.................    91.0    110.2    86.1    96.5     74.4
  Stock-based compensation.........      --       --      --      --    102.6
                                     ------   ------   -----   -----   ------
     Total operating expenses......   128.8    154.6   128.5   144.6    206.7
                                     ------   ------   -----   -----   ------
Operating loss.....................   (46.6)   (68.0)  (60.8)  (76.0)  (144.0)
Interest expense, net..............   (12.0)   (13.6)   (2.8)   (2.1)    (1.7)
                                     ------   ------   -----   -----   ------
Net loss from continuing operations
  before income taxes..............   (58.6)   (81.6)  (63.6)  (78.1)  (145.7)
Provision for income taxes.........   (16.6)    (1.6)   (1.0)   (0.7)    (1.0)
                                     ------   ------   -----   -----   ------
Net loss from continuing
  operations.......................   (75.2)   (83.2)  (64.6)  (78.8)  (146.7)
                                     ------   ------   -----   -----   ------
Income (loss) from discontinued
  user interface business..........  (151.2)   (49.8)    2.7    (5.3)    15.0
                                     ------   ------   -----   -----   ------
Net loss...........................  (226.4)% (133.0)% (61.9)% (73.5)% (131.7)%
                                     ======   ======   =====   =====   ======

Nine Months Ended December 31, 1998 and 1999

 Total Revenues

    Total revenues increased $5.7 million, or 95.0%, to $11.7 million for the nine months ended December 31, 1999, from $6.0 million for the nine months ended December 31, 1998. This increase was due to an increase in the number and average size of sales of our products and services and maintenance generated. Total revenues from sales to customers outside the Americas were $1.6 million, or 13.7% of total revenues for the nine months ended December 31, 1999 and $1.6 million, or 26.7% of total revenues for the nine months ended December 31, 1998. Unisys Corporation accounted for 25.2% of total revenues for the nine months ended December 31, 1999 and 12.8% for the nine months ended December 31, 1998. This was for products and services used in support of their design and development work in connection with the deployment at Norwest Financial Information Services.

    Product Licenses. Product licenses revenues increased $2.8 million, or 110.1%, to $5.4 million for the nine months ended December 31, 1999, from $2.6 million for the nine months ended December 31, 1998.

    Services and Maintenance. Services and maintenance revenues increased
$2.9 million, or 82.9%, to $6.4 million for the nine months ended December 31, 1999, from $3.5 million for the nine months ended December 31, 1998.

 Cost of Revenues

    Product Licenses. Cost of product licenses consists of packaging, documentation and associated shipping costs. Cost of product licenses increased $16,000, or 41.0%, to $55,000 for the nine months ended December 31, 1999, from $39,000 for the nine months ended December 31, 1998. As a percentage of product licenses revenues, cost of product licenses were 1.0% for the nine months ended December 31, 1999, and 1.5% for the nine months ended December 31, 1998.

    Services and Maintenance. Cost of services and maintenance consists of personnel and other costs related to professional services, training and technical support. Cost of services and maintenance increased $2.4 million, or 126.3%, to $4.3 million for the nine months ended December 31, 1999 from $1.9 million for the nine months ended December 31, 1998. As a percentage of services and maintenance revenues, cost of services and maintenance were 67.2% for the nine months ended December 31, 1999 and 54.3% for the nine months ended December 31, 1998. This increase in dollars and as a percentage of services and maintenance revenues was due to increased personnel costs as we shifted personnel from supporting the user interface business in order to meet customer requirements for our Blaze Advisor Solutions Suite. Cost of services and maintenance as a percentage of services and maintenance revenues may vary between periods due to our use of third-party professional services, and varying gross margins on customer engagements.

 Operating Expenses

    Research and Development. Research and development expenses consist primarily of salaries and benefits for software developers, project managers, and quality assurance personnel, payments to outside software developers, and general corporate overhead allocations for facilities and equipment used in the research and development process. Research and development expenses increased $580,000 or 20.0%, to $3.5 million for the nine months ended December 31, 1999 from $2.9 million for the nine months ended December 31, 1998. Of this increase, 38.9% was due to increased costs associated with third-party consultants, with the remainder attributable to increased personnel costs associated with the increase due to research and development for the Blaze Advisor Solutions Suite. Research and development expenses represented 29.7% of total revenues for the nine months ended December 31, 1999 and 48.1% of total revenues for the nine months ended December 31, 1998. We believe that a significant increase in our research and development expenses will be necessary to expand our market presence and to expand our technology and product leadership. Therefore, we expect that research and development expenses will increase in the future.

    Selling, General and Administrative. Selling, general and administrative expenses consist of salaries, commissions and bonuses earned by sales, marketing, finance, administrative, and general management personnel, travel and entertainment expenses, marketing and promotion expenses, and general corporate overhead expenses. Selling, general and administrative expenses increased $2.9 million, or 50.0%, to $8.7 million for the nine months ended December 31, 1999 from $5.8 million for the nine months ended December 31, 1998. This increase was due to increased sales and marketing efforts for Blaze Advisor Solutions Suite and a shift in personnel from supporting the user interface business to supporting Blaze Advisor and Blaze Expert. Selling, general and administrative expenses represented 74.4% of total revenues for the nine months ended December 31, 1999 and 96.5% of total revenues for the nine months ended December 31, 1998. We believe that a significant increase in our sales and marketing expenses will be necessary to expand our market presence. We intend to expand our direct sales force by hiring additional salespersons, sales engineers and sales management personnel. Therefore, we expect that sales and marketing expenses will increase significantly in the future. We believe that our general and administrative expenses will continue to increase as a result of expenses associated with being a public company, including annual and other public reporting costs, increased directors and officers liability insurance, investor relations programs and accounting and legal fees. Additionally, we relocated our corporate headquarters in February 2000 and will be incurring additional rent and related expenses.

 Net Interest Expense

    Net interest expense consists of interest expense incurred on our line of credit, bridge loans and capital leases, offset by interest income earned on our cash and cash equivalent balances. Net interest expense increased $93,000, or 75.0%, to $217,000 for the nine months ended December 31, 1999 from $124,000 for the nine months ended December 31, 1998.

 Provision for Income Taxes

    Provision for income taxes consists of foreign and de minimis domestic taxes paid. Provision for income taxes increased $68,000, or 170.0%, to $108,000 for the nine months ended December 31, 1999, from $40,000 for the nine months ended December 31, 1998. No provision for federal and state income taxes has been recorded because we have experienced significant net losses, which have resulted in deferred tax assets. In light of our recent history of operating losses, we have provided a full valuation allowance for all deferred tax assets as we are presently unable to conclude that it is more likely than not that the deferred tax asset will be realized.

 Income (Loss) from Discontinued Operations, Net of Income Taxes

    Income from discontinued operations, net of income taxes increased $1.5 million to income of $1.8 million for the nine months ended December 31, 1999 from $319,000 for the nine months ended December 31, 1998. This increase was due to a $3.4 million decrease in revenue to $3.8 million for the nine months ended December 31, 1999 from $7.2 million for the nine months ended December 31, 1998, offset by a $4.9 million decrease in expenses to $2.0 million for the nine months ended December 31, 1999 from $6.9 million for the nine months ended December 31, 1998.

Years Ended March 31, 1998 and 1999

 Total Revenues

    Total revenues increased $4.7 million, or 107.6%, to $9.1 million in fiscal 1999 from $4.4 million in fiscal 1998. Of this increase, 43.2% was due to increased requirements by Norwest Financial Information Services Group for on-site professional services and training and maintenance related to Blaze Expert. Total revenues from sales to customers outside the Americas were $2.1 million, or 23.4% of total revenues in fiscal 1999 and $871,000, or 20.0% of total revenues in fiscal 1998. Unisys Corporation accounted for 19.4% of total revenues for fiscal 1999 for products and services used in support of their design and development work in connection with the deployment at Norwest Financial Information Services Group. No customer accounted for more than 10% of total revenues in fiscal 1998.

    Product Licenses. Product licenses revenues increased $163,000, or 4.6%, to $3.7 million in fiscal 1999 from $3.6 million in fiscal 1998.

    Services and Maintenance. Services and maintenance revenues increased $4.5 million, or 560.4%, to $5.3 million in fiscal 1999 from $803,000 in fiscal 1998.

 Cost of Revenues

    Product Licenses. Cost of product licenses decreased $34,000, or 45.9%, to $40,000 in fiscal 1999 from $74,000 in fiscal 1998. As a percentage of product licenses revenues, cost of product licenses was 1.1% in fiscal 1999 and 2.1% in fiscal 1998.

    Services and Maintenance. Cost of services and maintenance increased $2.4 million, or 464.8%, to $2.9 million in fiscal 1999 from $512,000 in fiscal 1998. As a percentage of services and maintenance revenues, cost of services and maintenance was 54.2% in fiscal 1999 and 63.8% in fiscal 1998. This increase in cost of services and maintenance is consistent with the increase in services and maintenance revenues. Cost of services and maintenance revenues as a percentage of service and maintenance revenues may vary between periods due to our use of third-party professional services, and varying gross margins on customer engagements.

 Operating Expenses

    Research and Development. Research and development expenses increased $1.9 million, or 100%, to $3.8 million in fiscal 1999 from $1.9 million in fiscal 1998. This increase was due to increased personnel costs as we shifted research and development efforts to the Blaze Advisor Solutions Suite. Research and development expenses represented 42.4% of total net revenues in fiscal 1999 and 44.4% of total net revenues in fiscal 1998.

    Selling, General and Administrative. Selling, general and administrative expenses increased $3.0 million, or 62.0%, to $7.8 million in fiscal 1999 from $4.8 million in fiscal 1998. This increase was due to sales and marketing efforts for the Blaze Advisor Solutions Suite. Selling, general and administrative expenses represented 86.1% of total net revenues in fiscal 1999 and 110.2% in fiscal 1998.

 Net Interest Expense

    Net interest expense decreased $344,000, or 58.0%, to $249,000 in fiscal 1999 from $593,000 in fiscal 1998.

 Provision for Income Taxes

    Provision for income taxes increased $19,000, or 27.9%, to $87,000 for fiscal 1999 from $68,000 for fiscal 1998. No provision for federal and state income taxes has been recorded because we have experienced significant net losses, which have resulted in deferred tax assets. In light of our recent history of operating losses, we have provided a full valuation allowance for all deferred tax assets as we are presently unable to conclude that it is more likely than not that the deferred tax asset will be realized.

 Income (Loss) from Discontinued Operations, Net of Income Taxes

    Loss from discontinued operations, net of income taxes decreased $2.4 million to income of $248,000 in fiscal 1999 from loss of $2.2 million in fiscal 1998. This decrease was due to a $9.2 million decrease in revenue to $9.1 million in fiscal 1999 from $18.3 million in fiscal 1998, offset by an $11.7 million decrease in expenses to $8.8 million in fiscal 1999 from $20.5 million in fiscal 1998.

Years Ended March 31, 1997 and 1998

 Total Revenues

    Total revenues increased $739,000, or 20.4%, to $4.4 million in fiscal 1998 from $3.6 million in fiscal 1997. Total revenues from sales to customers outside the United States were $871,000, or 20.0% of total revenues in fiscal 1998 and $1.4 million, or 39.5% of total revenues in fiscal 1997. No customer accounted for more than 10% of total revenues in fiscal 1997 or fiscal 1998.

    Product Licenses. Product licenses revenues increased $263,000, or 8.0%, to $3.6 million in fiscal 1998 from $3.3 million in fiscal 1997.

    Services and Maintenance. Services and maintenance revenues increased $476,000, or 145.6%, to $803,000 in fiscal 1998 from $327,000 in fiscal 1997.
This increase was due to increased sales of Blaze Expert.

 Cost of Revenues

    Product Licenses. Cost of product licenses decreased $106,000, or 58.9%, to $74,000 in fiscal 1998 from $180,000 in fiscal 1997. As a percentage of product licenses revenues, cost of product licenses were 2.1% in fiscal 1998 and 5.5% in fiscal 1997. This decrease was due to a decrease in personnel in the production department.

    Services and Maintenance. Cost of services and maintenance increased $49,000, or 10.6%, to $512,000 in fiscal 1998 from $463,000 in fiscal 1997. As a percentage of services and maintenance revenues, cost of services and maintenance was 63.8% in fiscal 1998 and 141.6% in fiscal 1997. This decrease as a percentage of services and maintenance revenues was due to decreased reliance on third-party service providers and improved terms and conditions on consulting and maintenance contracts.

 Operating Expenses

    Research and Development. Research and development expenses increased $568,000, or 41.5%, to $1.9 million in fiscal 1998 from $1.4 million in fiscal 1997. Research and development expenses represented 44.4% of total revenues in fiscal 1998 and 37.8% in fiscal 1997.

    Selling, General and Administrative. Selling, general and administrative expenses increased $1.5 million, or 45.7%, to $4.8 million in fiscal 1998 from $3.3 million in fiscal 1997. Selling, general and administrative expenses represented 110.2% of total revenues in fiscal 1998 and 91.0% in fiscal 1997. This increase was due to increased sales and marketing efforts for Blaze Expert and Blaze Advisor.

 Net Interest Expense

    Net interest expense increased $159,000, or 36.6%, to $593,000 in fiscal 1998 from $434,000 in fiscal 1997.

 Provision for Income Taxes

    Provision for income taxes decreased $532,000, or 88.7%, to $68,000 in fiscal 1998 from $600,000 in fiscal 1997. No provision for federal and state income taxes has been recorded because we have experienced significant net losses, which have resulted in deferred tax assets. In light of our recent history of operating losses, we have provided a full valuation allowance for all deferred tax assets as we are presently unable to conclude that it is more likely than not that the deferred tax asset will be realized.

 Income (Loss) from Discontinued Operations, Net of Income Taxes

    Loss from discontinued operations, net of income taxes decreased $3.3 million, or 60.3%, to $2.2 million in fiscal 1998 from $5.5 million from fiscal 1997. This decrease was due to a $3.6 million decrease in revenue to $18.3 million in fiscal 1998 from $21.9 million in fiscal 1997, offset by $6.9 million decrease in expenses to $20.5 million in fiscal 1998 from $27.4 million in fiscal 1999.

Quarterly Results of Operations

    The following table presents our unaudited quarterly results of operations for each of the seven quarters ended December 31, 1999. You should read the following table in conjunction with our consolidated financial statements and the notes related thereto. We have prepared this unaudited information on a basis consistent with the audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from our quarterly results of operations.

                                                 Three Months Ended
                          ---------------------------------------------------------------------
                          June 30,  Sept. 30, Dec. 31,  March 31, June 30,  Sept. 30,  Dec. 31,
                            1998      1998      1998      1999      1999      1999       1999
                          --------  --------- --------  --------- --------  ---------  --------
                                                   (in thousands)
Consolidated Statement
  of Operations Data:
Net revenues:
  Product licenses......  $   790    $   805  $   961    $ 1,166  $ 1,394   $  1,709   $ 2,268
  Services and
    maintenance.........    1,054      1,280    1,152      1,846    1,926      2,091     2,361
                          -------    -------  -------    -------  -------   --------   -------
     Total revenues.....    1,844      2,085    2,113      3,012    3,320      3,800     4,629
                          -------    -------  -------    -------  -------   --------   -------
Cost of revenues:
  Product licenses......       26         10        3          1       10         36         9
  Services and
    maintenance.........      617        583      658      1,034    1,187      1,466     1,675
                          -------    -------  -------    -------  -------   --------   -------
     Total cost of
       revenues.........      643        593      661      1,035    1,197      1,502     1,684
                          -------    -------  -------    -------  -------   --------   -------
Gross profit............    1,201      1,492    1,452      1,977    2,123      2,298     2,945
Operating expenses:
  Research and
    development.........    1,015      1,057      836        935    1,260      1,083     1,145
  Selling, general and
    administrative......    2,176      1,800    1,853      1,962    2,532      2,780     3,432
  Stock-based
    compensation........       --         --       --         --       --      8,424     3,626
                          -------    -------  -------    -------  -------   --------   -------
     Total operating
       expenses.........    3,191      2,857    2,689      2,897    3,792     12,287     8,203
                          -------    -------  -------    -------  -------   --------   -------
Operating loss..........   (1,990)    (1,365)  (1,237)      (920)  (1,669)    (9,989)   (5,258)
Interest expense, net...      (19)       (15)     (90)      (125)    (102)       (50)      (65)
                          -------    -------  -------    -------  -------   --------   -------
Net loss from continuing
  operations before
  income taxes..........   (2,009)    (1,380)  (1,327)    (1,045)  (1,771)   (10,039)   (5,323)
Provision for income
  taxes.................       (9)       (10)     (21)       (47)     (12)       (62)      (34)
                          -------    -------  -------    -------  -------   --------   -------
Net loss from continuing
  operations............  $(2,018)   $(1,390) $(1,348)   $(1,092) $(1,783)  $(10,101)  $(5,357)
                          =======    =======  =======    =======  =======   ========   =======

    The following table sets forth unaudited quarterly results of operations as a percentage of total revenues for each of the seven quarters ended December 31, 1999.

                                                 Three Months Ended
                          ---------------------------------------------------------------------
                          June 30,  Sept. 30, Dec. 31,  March 31, June 30,  Sept. 30,  Dec. 31,
                            1998      1998      1998      1999      1999      1999       1999
                          --------  --------- --------  --------- --------  ---------  --------
                                                   (in thousands)
Consolidated Statement
  of Operations Data:
Net revenues:
  Product licenses......     42.8%     38.6%    45.5%      38.7%    42.0%      45.0%      49.0 %
  Services and
    maintenance.........     57.2      61.4     54.5       61.3     58.0       55.0       51.0
                           ------     -----    -----      -----    -----     ------     ------
     Total revenues.....    100.0     100.0    100.0      100.0    100.0      100.0      100.0
                           ------     -----    -----      -----    -----     ------     ------
Cost of revenues:
  Product licenses......      1.4       0.5      0.1        0.1      0.3        0.9        0.2
  Services and
    maintenance.........     33.5      27.9     31.1       34.3     35.8       38.6       36.2
                           ------     -----    -----      -----    -----     ------     ------
     Total cost of
       revenues.........     34.9      28.4     31.2       34.4     36.1       39.5       36.4
                           ------     -----    -----      -----    -----     ------     ------
Gross profit............     65.1      71.6     68.8       65.6     63.9       60.5       63.6
                           ------     -----    -----      -----    -----     ------     ------
Operating expenses:
  Research and
    development.........     55.0      50.7     39.6       31.0     38.0       28.5       24.7
  Selling, general and
    administrative......    118.0      86.3     87.7       65.2     76.2       73.2       74.1
  Stock-based
    compensation........      0.0       0.0      0.0        0.0      0.0      221.7       78.3
                           ------     -----    -----      -----    -----     ------     ------
     Total operating
       expenses.........    173.0     137.0    127.3       96.2    114.2      323.4      177.1
                           ------     -----    -----      -----    -----     ------     ------
Operating loss..........   (107.9)    (65.4)   (58.5)     (30.6)   (50.3)    (262.9)    (113.5)
Interest expense, net...     (1.0)     (0.7)    (4.3)      (4.1)    (3.0)      (1.3)      (1.4)
                           ------     -----    -----      -----    -----     ------     ------
Net loss from continuing
  operations before
  income taxes..........   (108.9)    (66.1)   (62.8)     (34.7)   (53.3)    (264.2)    (114.9)
Provision for income
  taxes.................     (0.5)     (0.5)    (1.0)      (1.6)    (0.4)      (1.6)      (0.7)
                           ------     -----    -----      -----    -----     ------     ------
Net loss from continuing
  operations............   (109.4)%   (66.6)%  (63.8)%    (36.3)%  (53.7)%   (265.8)%   (115.6)%
                           ======     =====    =====      =====    =====     ======     ======

    Product revenues have increased each quarter since the quarter ended June 30, 1998. Since July 1998, we have focused our sales, marketing and research and development resources on our rules products, especially the Blaze Advisor Solutions Suite. Services and maintenance revenues have generally increased each quarter since the quarter ended June 30, 1998, except for the quarter ended December 31, 1998. Cost of services and maintenance have generally increased each quarter since the quarter ended September 30, 1998. Cost of services and maintenance as a percentage of service and maintenance revenues may vary between periods due to our use of third-party professional services and varying gross margins on customer engagements.

    Research and development expenses decreased in the quarter ended December 31, 1998 from the previous quarter. This decrease was due to a decrease in research and development personnel during the quarter. Research and development expenses also decreased in the quarter ended September 30, 1999 from the previous quarter. This decrease was due to the completion of a project involving third-party engineers and a decrease in research and development personnel.

    Selling, general and administrative decreased in the quarter ended September 30, 1999 from the previous quarter. This decrease was due to cost-reduction measures initiated by the new management team.

Liquidity and Capital Resources

    Since inception, we have financed our operations through private sales of preferred stock, internally generated funds, and the use of our receivables based line of credit with Coast Business Credit, a division of Southern Pacific Bank. As of December 31, 1999, we had $16.3 million of cash and cash equivalents. As of December 31, 1999, we had borrowed $2.7 million under our credit facility with Coast Business Credit. Borrowings under this facility bear interest at the prime rate plus 3% (12.0% as of December 31, 1999).

    Net cash used in operating activities was $3.2 million for the nine months ended December 31, 1999, $4.3 million in fiscal 1999, $5.1 million in fiscal 1998 and $4.0 million in fiscal 1997. Net cash used for operating activities was due to substantial net losses and changes in working capital accounts.

    Net cash used for investing activities was $60,000 for the nine months ended December 31, 1999, $779,000 in fiscal 1999, $140,000 in fiscal 1998 and
$451,000 in fiscal 1997. Cash used in investing activities included investments in property and equipment. In fiscal 1997, cash used in investing activities also included the acquisition of Microline Software, Inc.

    Net cash provided by financing activities was $17.3 million for the nine months ended December 31, 1999, $448,000 in fiscal 1999, $9.6 million in fiscal 1998 and $5.5 million in fiscal 1997. Cash provided by financing activities during these periods was due to proceeds from the issuance of preferred and common stock, bridge loans with our existing investors and borrowings under our line of credit facility.

    We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 18 months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may need to raise additional funds to finance more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and such securities may have rights, preferences or privileges senior to those of our stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by such limitation.

Year 2000 Compliance

    We have tested our Blaze Advisor Solutions Suite and our prior products and believe that they are year 2000 compliant. We have also inquired of significant vendors of our internal accounting, management and product development systems as to their year 2000 readiness, and we have also tested our material internal systems. We believe that, based on these tests and assurances of our vendors, we will not incur material costs to resolve year 2000 issues for our products and internal systems. Furthermore, we have not experienced any year 2000 problems and we have not been informed of any material year 2000 problems by our customers and vendors.

    We believe that we have identified all of the major information systems used in connection with our internal operations and substantially completed all modification, upgrades or replacements to minimize the possibility of material disruption of our business from year 2000 problems. If it comes to our attention that there are any year 2000 problems with our products or that some of our third-party hardware and software used in our internal systems or our products are not year 2000 compliant, then we will endeavor to make modifications to our products and internal systems, or purchase new internal systems, to quickly respond to the problem. Although we do not believe that the cost of these modifications and replacements, if any, will materially affect our operating results, we have no other contingency plan to address effects of year 2000 problems with our products and internal systems. The cost already incurred by us and our future cost related to year 2000 compliance is not material.

Qualitative and Quantitative Disclosures About Market Risk

 Interest Rate Risk

    Our exposure to interest rate risk is limited to the exposure related to our cash and cash equivalents and credit facility, which is tied to market interest rates. As of December 31, 1999, we had cash and cash equivalents of $16.3 million, which consisted of cash and highly liquid short-term investments, both domestically and internationally. We ensure the safety and preservation of our invested principal funds by investing in high credit quality securities. Our short-term investments will decline in value by an immaterial amount if interest rates increase, and therefore would not have a material effect on our financial condition or results of operations. As of December 31, 1999, we had borrowed $2.7 million under our credit facility with Coast Business Credit. Borrowings under this facility bear interest at the prime rate plus 3% (12.0% as of December 31, 1999). An increase or decrease in the prime rate would accordingly result in increased or decreased interest expense.

 Foreign Currency Risk

    We develop products in the United States and sell them in North America, Asia and Europe. As a result, our financial results could be adversely affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our sales in Europe and Asia are currently denominated in foreign currencies and generally translated on a monthly basis to U.S. dollars, we could be adversely affected by fluctuations in foreign currency exchange rates.

European Monetary Union

    Within Europe, the European Economic and Monetary Union introduced a new currency, the euro, on January 1, 1999. The new currency is in response to the European Union's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange and to promote the free flow of capital, goods and services.

    On January 1, 1999, the participating countries adopted the euro as their local currency, initially available for currency trading on currency exchanges and non-cash transactions such as banking. The existing local currencies, or legacy currencies, will remain legal tender through January 1, 2002. Beginning on January 1, 2002, euro-denominated bills and coins will be issued for cash transactions. For a period of up to six months from this date, both legacy currencies and the euro will be legal tender. On or before July 1, 2002, the participating countries will withdraw all legacy currencies and exclusively use the euro.

    Our transactions are recorded in both U.S. dollars and foreign currencies. Future transactions may be recorded in the euro. We have not incurred and do not expect to incur any significant costs from continued implementation of the euro. However, the currency risk of the euro could harm our business.

Recently Issued Accounting Standards

    For fiscal 1998 and prior years, we recognized revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1. Commencing in fiscal 1999, we began recognizing revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, as amended by Statements of Position 98-4 and 98-9. Our adoption of these new standards has not to date had any material effect on our revenue recognition. Further implementation guidelines relating to these standards may result in unanticipated changes in our revenue recognition practices, and these changes could affect our future revenues and earnings.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1, which requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. We do not expect that the adoption of SOP 98-1 will have a material impact on our financial statements and related disclosures.

    In December 1998, AcSec released Statement of Position 98-9, Modification of SOP 97-2, "Software Revenue Recognition," with respect to Certain Transactions, or SOP 98-9. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence, or VSOE, of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirements for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15,1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We do not expect that the adoption of SOP 98-9 will have a material impact on our financial statements and related disclosures.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, or SOP 98-5, which requires companies to expense the costs of start-up activities and organization costs as incurred. In general SOP 98-5 is effective for fiscal years beginning after December 15, 1998. We believe the adoption of SOP 98-5 will not have a material impact on our results of operations.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, which establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. We do not expect that the adoption of SFAS 133 will have a material impact on our financial statements and related disclosures.

                                    BUSINESS

Overview

    We are a leading provider of software that enables companies to provide their customers, employees, partners and suppliers with adaptable and personalized interactions that are consistent across all company communication channels, including the Internet, automated telephone response systems, manned customer service centers, automated self-service electronic kiosks and others. Our Blaze Advisor Solutions Suite enables companies to translate their business rules into a format that can be used by business applications. A company's business applications can draw upon the business rules encoded in our software to individually tailor interactions with customers, employees, partners and suppliers based on market conditions, business practices and user preferences and profiles. Blaze Advisor also enables companies to communicate their unique way of doing business through these interactions, thereby differentiating themselves from their competitors and providing incentives for customers to use their products and services. Blaze Advisor allows business persons to modify the business rules included in our software quickly and easily, enabling companies to respond quickly to changes in market conditions, business practices and user preferences. We also provide consulting and professional services to help customers plan, develop and implement personalization solutions using our software.

    We maintain operations worldwide to sell and support our products through a direct sales force and third-party system integrators. We have sold our products to customers in the technology, financial, insurance, manufacturing, telecommunications, and healthcare industries and our software is embedded in many leading e-business software applications.

Industry Background

    The Internet has emerged as a new and highly efficient medium for companies to conduct commercial transactions. International Data Corporation, a market research firm, estimates that worldwide sales of goods and services over the Internet, known as "e-commerce," will grow from $111 billion in 1999 to $1.3 trillion by 2003. Given the current size and continued growth of e-commerce, many organizations are implementing Internet-based and electronic business initiatives in order to extend and automate traditional business processes and compete more effectively. These initiatives, commonly referred to as "e-business," allow companies to transact sales, manage customer service, and interact and communicate with customers, employees, partners and suppliers using the Internet and other electronic means. The rapid growth of the Internet has made e-business an important and fast-growing business channel for many companies. Companies have therefore begun to invest significantly in infrastructure software to support their growing e-business initiatives. IDC estimates that worldwide license revenues from Internet commerce application software, which includes software for both business-to-business and business-to-consumer applications, will grow from $1.7 billion in 1999 to $13.1 billion in 2003.

    The rapid growth of e-commerce has intensified competition among companies as business customers and consumers now have access to more vendors as well as the ability to change vendors easily. To remain competitive, companies are implementing e-business initiatives to enable them to interact with their customers, employees, partners and suppliers using both traditional and e-business communication channels, including the Internet. As the number of e-business interactions increases, we believe that companies seek methods to convert more Web site visitors into customers, to improve customer retention and to effectively take customers through complex selling processes using automated channels. We also believe that companies seek to use every interaction as an opportunity to apply their best marketing practices to customer interactions and to cross-sell complementary products, to up-sell higher-end products and to increase revenues, customer satisfaction and loyalty. Companies must also ensure that they provide the same level of personal service online as is provided in person. Finally, companies must be able to provide this consistent level of service 24 hours a day, 7 days a week to satisfy customers who are increasingly demanding automated services.

    Furthermore, as companies interact with customers, employees, partners and suppliers through both traditional and electronic communication channels, they gain valuable experiences and information from these interactions. We believe that companies need a means of ensuring that institutional knowledge gained from interactions across all of these communication channels, including the Internet, will be absorbed and communicated company-wide so that the entire enterprise can apply such knowledge to future interactions. This allows companies to leverage their understanding of their customers by customizing products and services based on individual preferences and characteristics. We believe that companies also seek a means of ensuring that their personality and style, which differentiate them from their competitors, are effectively communicated regardless of the communication method. Finally, as companies modify their business practices in response to changing market conditions, they must be able to rapidly incorporate these changes and ensure that they are applied consistently across all communication channels.

    Because electronic communication channels such as the Internet enable a high-volume of transactions to be completed automatically and without human interaction, companies have found that the traditional means of applying the policies, practices and procedures that define their methods of doing business across the company are not effective. Because these policies, practices and procedures constitute the rules by which a company conducts its business and embody the company's best marketing practices and collective knowledge of customer characteristics and preferences, they are commonly referred to as a company's business rules. While many companies have established means of applying their business rules using traditional person-to-person operations and means of communication, they are seeking ways to consistently apply these business rules to both traditional and e-business interactions in order to maximize the value of each customer interaction and to differentiate themselves from their competitors.

    While companies have recognized the need to accomplish these objectives, the solutions available have had various limitations. The most basic attempts to personalize customer experiences consist of storing a user's name and gender so that on subsequent visits they can greet the user in a superficially personal manner. Another attempt, known as collaborative filtering, compares each user's requests to statistics on others who have requested similar services and attempts to treat them in the same way as close matches. This automatic grouping does not allow business policies to react to the needs of the individual. Some software vendors have introduced prepackaged e-commerce applications that require companies to set their policies and to present information in a rigid format defined by the software package. Attempts to introduce unique or nonconforming business rules require extensive computer programming and cannot be adjusted easily and quickly in response to changing business needs. Moreover, most approaches to personalizing the interaction between users and electronic systems have concentrated solely on the Web as a communication channel. Rules that have been developed and implemented for Web interaction with such approaches can not be extended for use by systems that control behavior of automated telephone response systems, manned support centers, electronic kiosks or other communication channels.

    We believe that companies increasingly need software solutions to help them capitalize on their interactions with customers, employees, partners and suppliers, maintain their corporate personality and style and distinguish themselves from their competitors while conducting an increasing number of transactions over a wide variety of communication channels.

The Blaze Solution

    We are a leading provider of software that enables companies to provide their customers, employees, partners and suppliers with adaptable and personalized interactions that are consistent across all company communications channels, including the Internet, automated telephone response systems, manned customer service centers, automated self-service electronic kiosks and others. Our Blaze Advisor Solutions Suite allows companies to implement their policies, practices and procedures in e-business applications, enabling them to provide individualized interactions across these communication channels. Computer programs can draw upon the rules encoded in our software to determine the display of information and interaction with a user of a Web site, telephone response system, automated self-service electronic kiosk, manned customer service center, or other communication channel. Typical rules reflecting a business's policies, practices and procedures may include setting special pricing discounts for certain types of customers, checking for regulatory compliance before allowing a transaction to complete, or offering different promotional items to each user. Because these policies constitute a set of rules under which the company has decided its business should be conducted, they are commonly referred to as business rules. Offering individualized interactions is a technique used to promote greater customer conversion and retention, decreased costs and increased sales. By using a company's own business rules as its foundation, Blaze Advisor also enables a company to express its corporate personality and style consistently through each interaction and across all of a company's communication channels, including the Internet and other e-business channels. Finally, Blaze Advisor allows business persons to modify business rules quickly and easily. This ease of modification allows companies to respond quickly to dynamic market conditions, business practices and user preferences. We also provide consulting and professional services to help customers plan, develop and implement e-business personalization solutions using our software.

    Key benefits of our solution include:

  . True One-to-One Interaction. Blaze Advisor allows companies to provide the individualized responses necessary to maximize benefits from customer interactions and to better attract and retain customers. One-to-one interaction is accomplished through rich interactive dialogues, individually targeted recommendations, responses designed to meet customer goals and needs and preference- driven cross-selling and up-selling.

  . Adaptability. Blaze Advisor allows companies to quickly change business rules while an e-business application is running, enabling companies to respond to market conditions while providing continuous service. Business persons without complex computer programming skills can modify an e-business application's underlying business rules without involvement by information technology professionals or alterations to the application.

  . Company Differentiation. Blaze Advisor's flexibility allows companies to express their corporate styles, practices, and personalities by incorporating their business rules in e-business applications. In this way, a company's identity can be communicated to customers through Web sites, automated telephone response systems, manned customer service centers, electronic kiosks, and other communication channels, allowing companies to differentiate themselves from their competitors.

  . Enterprise Consistency. Blaze Advisor allows companies to consistently present their corporate personality and style and apply their business rules from transaction to transaction. A single set of business rules can be accessed through Web sites, manned customer service centers, voice-response systems, sales persons, and other customer contact points to provide consistent customer interaction across an organization.

  . High Performance and Scalability. Blaze Advisor is designed to efficiently process increasingly complex and numerous business rules in support of expanding e-business applications. Blaze Advisor can be deployed on sophisticated computer architectures to provide high throughput with heavy transaction volumes.

  . Faster Time to Market. Blaze Advisor allows companies to implement rules-based personalization systems quickly. We also enable software vendors to incorporate our personalization technology in their e-commerce application software without investing significant time and expense developing their own solutions.

Blaze Strategy

    Our objective is to maintain our position as a leading provider of software that enables companies to provide their customers, employees, partners and suppliers with adaptable and personalized interactions that are consistent across all company communication channels, including the Internet, automated telephone response systems, manned customer service centers, electronic kiosks and others. Key elements of our strategy include:

    Expand Our Market Presence. We plan to significantly expand our market presence in order to promote awareness of our products and exploit the market opportunity for e-business personalization solutions. We intend to increase our sales by hiring additional direct sales personnel targeted at major geographical markets to sell directly to corporate customers as well as to independent software vendors that incorporate our products into their offerings. We intend to expand our relationships with third-party system integrators to supplement our direct sales efforts. We may also establish additional foreign sales offices to penetrate new international markets. In addition, we intend to substantially expand our marketing activities, including advertising, trade shows, seminars, industry events and direct marketing, to promote our Blaze Software brand.

    Extend Our Technology and Product Leadership. We intend to maintain and extend our leadership in rules-based personalization solutions by continuing to develop our core Java-based technology. We believe that we are a technology leader in rules-based personalization systems because of the ease of deployment, scalability, flexibility and open architecture of our products. We intend to continue to invest in technology development to extend the capabilities and performance of our Blaze Advisor Solutions Suite, such as Blaze Advisor Innovator. In addition, we may acquire complementary technologies or businesses. Our goal is to expand our product offerings to include application templates for specific industries that enable customers to deploy high performance e-business applications more quickly and easily.

    Target Leading Customers and Independent Software Vendors. We believe a significant opportunity exists for us to sell our products to leading companies worldwide as these companies expand their e-business initiatives. We have sold our products to leading companies in a number of industries, including financial services, telecommunications and manufacturing. We intend to target leading Internet retailers as well as other large companies using the Internet to conduct commerce. In addition, we have licensed our technology to leading independent e-business application software vendors that incorporate our products into their offerings. We have developed licensing relationships with software vendors such as Active Software, Blue Martini Software, Chordiant Software, IBM and Information Management Associates. Licensing arrangements include the use of our software in development of their products, inclusion of our software in their marketed products as installed at customer sites, and cooperative agreements relating to marketing and promotion of our respective companies and products. Our goal is to deepen our relationships with these vendors and to establish relationships with additional e-business software vendors.

    Increase Our Professional Services Capabilities. We intend to maximize the value of our solutions to our customers by offering professional services to help them leverage our personalization capabilities in their e-business systems. We currently provide our customers with a complete range of services, including consulting, training, implementation, and customer support. Because most of our customers use our professional services, our services are important in expanding our customer relationships and understanding our customers' evolving needs. We have recently expanded our direct sales force and plan to hire additional sales personnel, including salespersons, sales engineers and sales management personnel.

    Expand Strategic Alliances with Key Business Partners. To accelerate the acceptance of our products and services and to target a broader customer base, we intend to develop strategic relationships with leading system integrators and independent software vendors. We intend to develop relationships with third-party system integrators that provide consulting and implementation services so that we can increase our license revenues through co-selling efforts. We also intend to enhance our brand recognition through co-marketing arrangements with system integrators and independent software vendors both domestically and internationally.

Blaze Products

    Blaze Advisor Solutions Suite. The Blaze Advisor Solutions Suite allows a company's policies, practices, and procedures for conducting business to be expressed in an intuitive language specifically designed to formalize these rules in business terms. It contains a graphical development environment to allow companies to build e-business personalization solutions with our software. The Blaze Advisor Solutions Suite is designed to increase speed and ease of development in enterprise-scale e-business applications. Putting formalized policies into production use is facilitated by a powerful processing component and runtime software that puts policy changes into effect without interrupting business operations. Blaze Advisor stores business rules apart from other programming instructions so companies can use the rules in multiple business applications and communications channels. Blaze Advisor can be deployed at our customers' locations or hosted by third parties, such as application service providers.

    The Blaze Advisor Solutions Suite consists of four products.

  . Blaze Advisor Builder is a visual development environment for defining, editing and testing business rules. Blaze Advisor Builder allows business persons to write and modify rules in an intuitive business rule language and to make use of graphical design and review tools to clearly model business processes and components. Fill-in-the-blank forms and choice lists are designed to simplify and speed the creation of standard business rule elements. Blaze Advisor Builder is offered in English, Chinese, French, German, Italian, Japanese, Korean, Portuguese, and Spanish versions to facilitate application creation in worldwide markets.

  . Blaze Advisor Rule Engine is the runtime environment for monitoring, executing and optimizing the performance of rules created with Blaze Advisor Builder. Blaze Advisor Rule Engine allows flexibility in choosing what computers to run a system on, with rule processing performed on a workstation server or mainframe. Blaze Advisor Rule Engine is designed to intelligently determine rules that need to be examined under any set of circumstances and to execute them in an efficient manner. Programming interfaces allow integration of Blaze Advisor Rule Engine with custom-built, data architectures or with third-party products.

  . Blaze Advisor Rule Server provides ready-to-use support for deploying personalized e-business applications powered by Blaze Advisor Builder and processed by the Blaze Advisor Rule Engine. Blaze Advisor Rule Server addresses the complex production issues involved in providing services to many users at the same time in high availability e-business applications. It offers simple interfaces to common means of transferring data, automatically manages the replacement and updating of business rules, and allows systems personnel to control the most efficient use of computing resources.

  . Blaze Advisor Innovator, which is expected to be released in the first half of 2000, is being designed to further simplify the creation and modification of business rules by non-technical business persons. Blaze Advisor Innovator will allow business managers to bypass the Blaze Advisor Builder development environment by accessing company-defined forms through any common Web browser. Business rules may be presented in a customizable format, allowing users to inspect, change, add or delete criteria that affect the interactive customer experience.

    Blaze Expert. Blaze Expert is the predecessor to Blaze Advisor. It offers business rules definition, modification and processing in C and C++ applications running on Windows or Unix platforms.

Professional Services

    Our professional services organization plays an integral role in implementing our software for our customers as well as supporting and training our customers. Our worldwide professional services organization is focused on ensuring the successful implementation and support of each customer. We have invested significantly in the deployment strategy, services and support required to implement our technology. As of

December 31, 1999, our professional services organization in North America consisted of 22 employees. Our professional services offerings include:

    Training. Blaze Software courses, developed and taught by our education services personnel, offer hands-on, role-based training. We provide courses specifically designed for business analysts, beginning and advanced developers, business rule writers and system architects. The primary goal of these courses is to accelerate a customer's learning process, so they can become proficient as quickly as possible. We offer courses at our offices as well as customer locations. We are also able to customize training courses for customers with unique educational requirements.

    Service and Support. Our customers have direct access to us for technical support. We provide direct-to-the-engineer telephone support to ensure rapid response. Our support organization delivers the responsive service required by business managers, information technology professionals, system integration partners and independent software vendors to support mission-critical systems. We offer problem resolution services via telephone, email, fax and the Internet. Our technical support Web site, the Blaze Online Support System, offers information on specific technical issues, interactive searches for relevant cases, status updates on open technical support inquiries, product documentation and release notes, tutorials and product use examples, and other materials of use to our customers.

    Consulting Services. Our professional services include system architecture and design, business rule design, business rule writing, software integration and project planning and management. Our professional services are focused on providing our customers and partners with the skills and experience necessary to take a project from planning and development to implementation and support. Our professional services group has developed substantial experience in the development and integration of business rule technology. Customers benefit from the practical development and implementation skills that we have derived from working on a wide range of applications across many industry segments. Working closely with customers, our product specialists analyze business problems and user requirements and transform business policies into executable business rules in Blaze Advisor or Blaze Expert rule syntax. We generally charge for our professional services on a time and materials basis and provide them worldwide through our offices in the United States, Europe and Japan. Consulting engagements vary in length according to customer requirements.

Customers

    Our customers are primarily large corporations and independent software vendors. We also sell products to system integrators including Unisys Corporation, Ephorma AS, EDS, Anderson Consulting, PathTech Software Solutions, Internet Information Services and IBM. We have sold our products to customers in the technology, financial, insurance, manufacturing, telecommunications, and healthcare industries and our software is embedded in many leading e-business software applications. These software applications include TrueComp from Callidus Software, Customer Interaction System from Blue Martini Software, ActiveWorks from Active Software, ChannelEdge from Information Management Associates, ZEOLogix Internet Enterprise Applications from Buzzeo, and WebSphere Commerce Suite from IBM. Customers in North America that use Blaze Advisor and have spent more than $100,000 for licenses, professional services, maintenance and training during the 18 month period ended December 31, 1999 include:

End-users                                       Software Vendors
---------                                       ----------------
American International Group Inc.               Active Software, Inc.
Bernard C. Harris Publishing Company Inc.       BCE Emergis, Inc.
California Franchise Tax Board                  Blue Martini Software
Fidelity Investments Institutional Services
  Company, Inc.                                 Buzzeo, Inc.
Ford Motor Company                              IBM
GEICO Direct                                    Information Management Associates, Inc.
Los Angeles County Employees Retirement
  Association                                   John H. Harland Company
New York Life Insurance Company
PlanetRx.com Inc.
The Prudential Insurance Company of America
Sun Microsystems, Inc.
Western Asset Management Company

    The above customers accounted for 30.0% of total revenues in the nine months ended December 31, 1999 and 8.5% of total revenues in fiscal 1999.

Selected Customer Examples

    The selected customer examples below are intended to provide brief descriptions of how our customers are using or plan to use our Blaze Advisor Solutions Suite to provide e-business personalization solutions.

    GEICO Direct. GEICO Direct is the second-largest direct marketer of auto insurance in the United States. Each week, more than 10,000 drivers switch to GEICO Direct. GEICO was an early adopter of Internet technology to sell auto insurance policies directly to consumers across the United States without requiring visits to field offices or agents. GEICO used Internet Information Services (IIS), a systems integration partner of Blaze Software, to build a Web-based self-service rate quote application using Blaze Advisor. Advisor encapsulated GEICO's business rules and used them to dynamically determine the most appropriate information to request from and display to the applicant.

    Consumers in different states, with different driving histories and insurance requirements, are now able to get the policy information that directly match their needs, while answering only those questions applicable to their situation. By using Blaze Advisor to personalize the process to each individual, GEICO has improved their policy application efficiency and sped their ability to implement business changes in their online systems. Since implementation of the new system using Blaze Advisor, more users have completed the GEICO application process and become customers.

    Blue Martini Software. Blue Martini Software provides customer interaction software for retailers and manufacturers selling direct-to-consumer on the Internet. The Blue Martini Customer Interaction System delivers enhanced capabilities for dynamic e-merchandising, e-marketing and e-service to leading consumer goods manufacturers such as Levi Strauss & Co., retailers such as Gymboree Corp., and Internet retailers such as Gloss.com. Blaze Advisor provides the underlying business rules used to drive the personalized shopping experience for each customer. The rules specify targeted assortments, cross-sells, and promotions based on customer needs and profiles. The Blaze Advisor Rule Engine allows Blue Martini to offer true individualized attention and interaction for each site customer. Rich customer dialogue, driven by Blaze Advisor business rules, allows Blue Martini customers to offer consumers recommendations based on the companies' best business and customer-service practices.

    IBM. IBM recently announced a new version of their WebSphere Commerce Suite product, which enables businesses to quickly, easily, and securely conduct electronic commerce on the World Wide Web. It helps companies integrate existing business process and legacy systems with the Web, as well as grow new Web-based businesses. WebSphere Commerce Suite is scalable, open to customization and integration, and can handle very large transaction volumes. It comes with catalog templates, setup wizards, and advanced catalog tools to help companies easily build effective and attractive electronic commerce sites.

    IBM chose Blaze Advisor to provide the personalized interaction rules that enable e-commerce sites to interactively service customer needs in an efficient and individually appropriate manner. With Blaze Advisor, IBM offers their e-commerce customers systems that can be tailored to reflect their individual corporate identities and ways of doing business. Customers are able to modify the Blaze business rules to implement marketing and selling policies driving the interactive experience for the end consumer. IBM is marketing the new WebSphere Commerce Suite on a worldwide basis, and is using Blaze Advisor's ability to operate and make rule changes in ten languages.

    The Prudential Insurance Company of America. The Prudential Insurance Company of America is one of the largest diversified financial services institutions in the world and, based on total assets, the largest insurance company in North America. They offer a full range of insurance, investment, and real estate products and services to individuals and institutions worldwide. Prudential has integrated Blaze Advisor into its FORMS system, an intranet application used by Prudential's agents for individualized support of Prudential customers. With Blaze Advisor, the FORMS application enables Prudential's agents to quickly identify, select and tailor annuity and pension life annuity product application requests for new business applicants. Before implementing the Blaze-enabled FORMS application, insurance agents needed to consult an internal call center representative to determine the application appropriate for a particular customer's request. With the new solution in place, an agent can spend a few minutes at his browser screen and have all the applicable forms and preparatory information presented in a clear and consistent manner, ready to use in providing service to the customer. Prudential is able to update regulatory and compliance guidelines as often as necessary and have the new guidelines instantly available to all employees. Use of the rules-based system reduces the number of specialists, systems, and manuals an insurance agent needs to refer to, resulting in faster, more accurate information delivered to the customer.

    PlanetRx.com, Inc. is a leading Internet healthcare destination for commerce, content and community. PlanetRx.com delivers a convenient, personalized and informed health and beauty shopping experience to the consumer. With products and services ranging from prescriptions to personal care items to the latest medical information, PlanetRx.com gives consumers the ability to manage their own healthcare in a convenient and secure environment. PlanetRx.com has selected and is currently implementing Blaze Advisor to offer customers individualized product recommendations and remedies for specific health topics. The new Web site feature will be designed to help customers conveniently and quickly make intelligent product selections that best fit their individualized healthcare needs. Blaze Advisor will offer PlanetRx.com the ability to deliver quick and convenient online customer product recommendations determined by interactive dialog and analysis of the customer's health concerns and brand preferences. Blaze Advisor will allow PlanetRx.com to reflect its personality online, adapt quickly to its customers' needs and provide interactive recommendations.

Blaze Technology and Architecture

    The product components included in the Blaze Advisor Solutions Suite incorporate business rules technology developed by us over several years. Core business rules authoring and processing technologies are based on research and development conducted for our Blaze Expert product. These technological solutions are the foundation of Blaze Advisor. Key technological and architectural attributes of Blaze Advisor are:

    Business Rule Design. Users can express business rules in a proprietary structured rule language that makes use of common English words. Our customers can use a wide range of business condition expressions, such as relative comparison, set membership, set counts, dates, or currency calculations. Attributes of these business objects can be expressed in English such as "the level of Inventory" or in shorthand "Inventory.level" notation. A drag-and-drop visual design tool is used to create and modify basic business logic flows during the rule project design phase. One business rule can apply to input from Web forms, database, or remote legacy systems.

    Integration With Existing Systems. Blaze Advisor business rules operate with existing data and objects in the customer's business environment. These objects may come from database rows, Java objects, Messaging systems, COM, or Component Object Model, CORBA, or Common Object Request Broker Architecture, XML, or Extensible Markup Language, or other custom model definitions. Blaze Advisor Builder includes object import wizards to retrieve and establish linkages to external business objects and databases. The Blaze Advisor Rule Server includes published and documented Application Programming Interface functions that allow operations to be controlled from Java applications or as part of common application server platform operations including EJB, or Enterprise Java Beans, Java, COM, CORBA, Messaging, Servlets and Java Server Pages, and C++ through JNI, or Java Native Interface.

    The Blaze Advisor Rule Engine and Rule Server operate in pure Java, giving them the ability to be run on any hardware and operating system incorporating a Sun-compatible Java Virtual Machine. Operating systems such as Microsoft Windows NT, Sun Solaris, IBM AIX, IBM OS/390, IBM OS/400, Compaq Tru64, Compaq NonStop-UX, Data General DG-UX, and Hewlett-Packard HP-UX are examples of typical environments on which our customers are developing and deploying server-based applications.

    Performance. Blaze Advisor indexes business rules into an optimized network to determine which rules apply to given objects. This gives the rule engine the ability to manage large numbers of complex rule conditions, noting when objects are changed and adding or removing rules from the execution list without explicit programming by the rule developer. Conditions appearing in multiple rules are unified and tested once, rather than multiple times. Objects and object combinations satisfying rule conditions are held in memory to reduce the number of tests performed when objects change. We have implemented a proprietary algorithm to provide additional performance gains. The Blaze Advisor Rule Engine is equally efficient with forward-chaining and backward-chaining scenarios. Blaze Advisor also uses rulesets to logically group rules associated with a particular business service. The Blaze Advisor Rule Engine does not examine rules and objects not pertaining to the ruleset being executed, leading to high performance efficiency.

    Scalability. Customers can achieve application scalability by deploying multiple Blaze Advisor Rule Servers on one or more computers. The application server platform is used to assign work to the appropriate Rule Server. This allows for customer-configurable load balancing, failover exception handling, and workload monitoring and assignment. Blaze Advisor Rule Server can service multiple clients simultaneously. The Blaze Advisor Rule Server can manage multiple business services, each with its own rule project. This allows static or dynamic load leveling between different aspects of the business.

    Uninterrupted Operation. Blaze Advisor Rule Server is used to deploy rule changes made in Blaze Advisor with no interruption to ongoing service. The Rule Server handles internal monitoring of Blaze Advisor activity and ensures that it continues unimpeded to its conclusion. The Rule Server manages client sessions currently underway and oversees those waiting for execution. Rules replacement is made automatically and users in process with a transaction are unaffected; the next person to interact with the system receives the benefit of the new rules.

Sales and Marketing

    We sell our products primarily through our direct sales force to corporate customers as well as to independent software vendors that incorporate our products into their offerings. We typically approach both business persons and information technology professionals with an integrated team from our sales and professional services organizations. Our sales cycles typically include a demonstration and physical evaluation of our product capabilities followed by one or more detailed technical reviews.

    As of December 31, 1999, our sales and marketing organization in North America consisted of 28 employees. Our sales offices are located in San Jose, California; Denver, Colorado; New York, New York; Charlotte, North Carolina; Dallas, Texas; Bracknell, England; Paris, France; Frankfurt, Germany; Tokyo, Japan; and Toronto, Canada. We intend to expand the number of sales and service teams in major geographic markets in the United States.

    We use a variety of marketing programs to build market awareness of our company, our brand name and our products, as well as to attract potential customers. These programs include advertising, product and strategy updates with industry analysts, public relations activities, direct mail programs, seminars, trade shows, Web seminars and Web site marketing. We are currently developing co-marketing arrangements with independent software vendors and system integrators to expand market awareness and generate sales leads. We expect to conduct telemarketing and telesales in the future. Our marketing organization also supports sales to prospective customers by producing marketing materials such as brochures, data sheets, white papers, presentations and demonstrations.

Research and Development

    Our research and development organization is responsible for developing new software products, product architectures, core technologies, product testing, quality assurance and ensuring the compatibility of our products with hardware platforms, and software platforms. In addition, this organization supports pre-sale and customer support activities. Our research and development organization incorporates the input of our professional services, technical support, and sales and marketing organizations to extend and enhance product features and functionality. Our future success will depend in part on our ability to enhance the Blaze Advisor suite of products, develop new products and capitalize on our technology leadership to support a global customer base.

    As of December 31, 1999, our research and development organization in North America consisted of 31 employees, including software engineers, quality assurance engineers, and technical writers. Our total expenses for research and development on continuing operations were $3.5 million for the nine months ended December 31, 1999 and $3.8 million for fiscal 1999.

Competition

    The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants.

    We compete primarily with:

  .   in-house development efforts by potential customers or partners;

  . Web content developers engaged to develop custom software or to integrate other application software into custom solutions; and

  . vendors of application software directed at interactive commerce, interactive financial services and enterprise business-logic automation, such as Art Technology Group Inc., Computer Associates International, Inc., ILOG, Inc., Net Perceptions, Inc., Trilogy Software, Inc. and Versata Inc.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing, or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly to new or emerging opportunities, technologies and changes in customer requirements. Current and potential competitors may have more extensive customer bases that could be leveraged, thereby gaining market share to our detriment. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, and offer more attractive terms to purchasers. Moreover, certain of our indirect and potential competitors, such as BroadVision, IBM, Oracle and SAP may bundle their products in a manner that may discourage users from purchasing products offered by us. Furthermore, independent software vendors that incorporate our products into their offerings may be perceived by potential customers as offering alternatives to the use of our products on a stand-alone basis. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition could seriously harm our ability to sell additional software, maintenance renewals, and services on terms favorable to us. Competitive pressures could reduce our market share or require us to reduce the price of our products and services, any of which could harm our business.

    We compete on the basis of certain factors, including:

  .   quality, depth and breadth of functionality offered;

  .   ease of application development;

  .   time required for application development;

  .   adherence to industry standards;

  . reliability, scalability, maintainability, personalization and other features;

  .   quality of services and customer support; and

  .   price.

    We believe that we presently compete favorably with respect to each of these factors. However, the market for our products is still rapidly evolving and we may not be able to compete successfully against current and potential competitors.

Intellectual Property and Other Proprietary Rights

    Our future success depends in part on legal protection of our technology. To protect our technology, we rely on a combination of the following methods, among others:

  . technologies that limit installation and use of the software to authorized companies and individuals;

  .   license agreements;

  . employee and third-party nondisclosure agreements and confidentiality procedures;

  .   copyright laws;

  .   trade secret laws;

  .   patent laws; and

  .   trademark laws.

    Our end-user licenses are designed to prohibit unauthorized use, copying and disclosure of our software and technology. However, these provisions may be unenforceable under the laws of some jurisdictions and foreign countries. In addition, some of our licensed users may allow unauthorized users to install our software, and if we do not detect such use we could lose potential license fees. Unauthorized third parties may be able to copy some portions of our products or reverse engineer or obtain and use information and technology that we regard as proprietary. Third parties could also independently develop competing technology or design around our technology. If we are unable to successfully detect infringement and enforce our rights in our technology, we may lose competitive position in the market. We cannot assure you that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology.

    From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We believe that our products do not infringe the intellectual property rights of third parties. However, we cannot assure you that we will prevail in all intellectual property disputes. We have not conducted a search for existing patents and other intellectual property registrations, and we cannot assure you that our products do not infringe upon issued patents. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which would relate to our products.

    We indemnify some of our customers against claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we or our customers may be required to obtain one or more licenses from third parties. We cannot assure you that such licenses could be obtained from third parties at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any such required license would have a material adverse effect on our business.

    We have received one patent and several trademark registrations and applied for additional trademarks. Blaze Software, Blaze Advisor, Blaze Advisor Solutions Suite, Blaze Advisor Builder, Blaze Advisor Rule Engine, Blaze Advisor Rule Server, Blaze Advisor Innovator, Blaze Expert, Blaze Presenter, Beyond Personalization, Open Interface and the Blaze logo are our trademarks. Our pending trademark applications may not be allowed. Our patents and trademarks may not provide us a competitive advantage. Competitors may successfully challenge the validity and scope of our patents and trademarks.

    Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Employees

    As of December 31, 1999, we employed 128 people. 26 employees work outside of North America. Of the full-time employees in North America, 21 are in general and administrative functions, 28 in sales and marketing, 22 in professional services, and 31 in research and development. From time to time we also employ independent contractors to support our professional services, product development, sales, marketing and business development organizations.

    None of our employees are represented by a labor union and we have never experienced an employee-related work stoppage. Management considers its employee relations to be good.

Facilities

    Our headquarters are located in San Jose, California in a leased building of 27,000 square feet. We also lease office space in Denver, Colorado; New York, New York; Charlotte, North Carolina; Dallas, Texas; Bracknell, England; Paris, France; Frankfurt, Germany; Tokyo, Japan; and Toronto, Canada.

Legal Proceedings

    From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

Potential Claims

    On January 6, 2000, Patrick Perez, a founder and former director of Blaze Software, notified us of claims that he may assert against us. Mr. Perez contends that his personal equity ownership of Blaze Software was diluted improperly in connection with our Series AA preferred stock financing that closed in June and September 1999. In particular, Mr. Perez contends that he was wrongfully denied the opportunity to purchase shares at a price of $0.54 per share in connection with the financing, and that the financing was otherwise unfair and benefited participating stockholders. If Mr. Perez had participated in the financing, he would have been able to purchase up to 1,710,949 shares. We believe that Mr. Perez's assertions are without merit and intend to vigorously defend any claims that Mr. Perez may bring against us. On March 17, 2000, we filed a complaint against Mr. Perez in the United States District Court for the Northern District of California asking for declaratory relief regarding Mr. Perez's allegations. However, should any litigation be decided adversely to us, we may be required to pay substantial damages or issue additional shares to Mr. Perez. In addition, other stockholders that did not participate in the financing may assert similar claims against us. If we are required to issue additional shares to Mr. Perez or other stockholders, then-existing stockholders would experience dilution of their ownership and we would need to record an accounting charge in our statement of operations equal to the fair market value of the shares at the time of issuance.

                                   MANAGEMENT

Executive Officers and Directors

    The following table sets forth certain information with respect to the executive officers and directors of Blaze Software as of February 28, 2000.

                   Name                    Age                 Position
 ----------------------------------------  --- ----------------------------------------
 Thomas F. Kelly.........................  47  President, Chief Executive Officer and
                                                Chairman of the Board of Directors
 Gary Shroyer............................  47  Senior Vice President, Finance and
                                                Administration and Chief Financial
                                                Officer
 Eric Kintzer............................  45  Vice President and Chief Technology
                                               Officer
 Joseph Masarich.........................  40  Vice President, Sales
 William Seawick.........................  45  Vice President, Marketing
 Mark Fishwick...........................  42  Vice President, Professional Services
 Jeffrey E. Fisher.......................  42  Vice President, Engineering
 Charles M. Boesenberg(1)................  51  Director
 Mark J. DeNino(2).......................  46  Director
 Ken Goldman(1)..........................  50  Director
 William J. Harding(2)...................  52  Director
 L. George Klaus(1)......................  59  Director

--------
(1)Member of the Audit Committee

(2)Member of the Compensation Committee

    Thomas F. Kelly has been President, Chief Executive Officer and a director of Blaze Software since July 1998. From March 1996 to March 1998, Mr. Kelly held executive positions at Cirrus Logic, Inc., a semiconductor company, most recently as Chief Operating Officer. From September 1993 to December 1995, Mr. Kelly was Executive Vice President and Chief Financial Officer of Frame Technology, a software company. From January 1992 to July 1993, Mr. Kelly was Senior Vice President and Chief Financial Officer of Cadence Design Systems, Inc., a software company. Mr. Kelly received a B.S. in Economics from Santa Clara University.

    Gary Shroyer has been Senior Vice President, Finance and Administration and Chief Financial Officer of Blaze Software since July 1998. From April 1996 to June 1998, Mr. Shroyer was Vice President of Finance and Operations and Chief Financial Officer at Accugraph Corp., a telecommunications software company. From February 1993 to March 1996, Mr. Shroyer held various positions at Maxtor Corporation, a computer hardware company, including director of finance, vice president of finance and corporate controller. Mr. Shroyer received an M.B.A. from the University of Colorado and a B.S. in Accounting from Ball State University.

    Eric Kintzer has been Vice President and Chief Technology Officer of Blaze Software since March 1998. Mr. Kintzer was Vice President, Engineering from April 1999 to February 2000. From January 1995 to February 1998, Mr. Kintzer was Vice President of Technical Architecture of American Management Systems, a software company. From April 1984 to September 1994, Mr. Kintzer was Vice President and General Manager of Software Development of Syntelligence Systems, a software company. Mr. Kintzer received an M.B.A. in Statistics and Management Science and a B.S.E. in Industrial and Operations Engineering from the University of Michigan.

    Joseph Masarich has been Vice President of Sales of Blaze Software since July 1999. From December 1997 to February 1999, Mr. Masarich was Senior Vice President of Marketing and Sales at Summit Design, an enterprise EDA software company. From December 1996 to May 1997, Mr. Masarich was Vice President of Worldwide Sales at Technology Modeling Associates, a software company. From August 1986 to December 1996, Mr. Masarich held various senior sales management positions at Cadence Design Systems, Inc. Mr. Masarich received an M.S. in Management from Stanford University and a B.S. in Mechanical Engineering from the Pratt Institute.

    William Seawick has been Vice President, Marketing of Blaze Software since May 1999. From May 1997 to April 1998, Mr. Seawick was Vice President of Marketing at Kanisa, Inc., a consulting company. From May 1996 to May 1997, Mr. Seawick was Senior Director of Marketing at Oracle Corporation, a database software company. From June 1990 to May 1996, Mr. Seawick was Group Manager of Business and Market Development at Sun Microsystems, Inc., a computer company. Mr. Seawick received an M.B.A. from Cornell University Graduate School of Business and a B.A. in European Economic History from the University of Rochester.

    Mark Fishwick has been Vice President, Professional Services of Blaze Software since October 1999. From October 1997 to October 1999, Mr. Fishwick was Senior Vice President of Customer Services at Chordiant Software, a software company. From August 1993 to October 1997, Mr. Fishwick was Executive Director of International Support at Informix Software, a database software company. From January 1990 to July 1993, Mr. Fishwick was Customer Services Director of Europe, Middle East and Africa at Informix Software, a database software company. Mr. Fishwick received a M.A. in Geography from Pembroke College, University of Oxford, England.

    Jeffrey E. Fisher has been Vice President, Engineering of Blaze Software since February 2000. From March 1996 to February 2000, Mr. Fisher was Vice President of Product Development at Saratoga Systems, Inc., a software company. From March 1993 to March 1996, he was Vice President of Engineering at Resumix, Inc., a software company. Mr. Fisher received an M.S. in computer science from West Coast University and a B.A. in mathematics from the University of California at San Diego.

    Charles M. Boesenberg has served as director of Blaze Software since January 2000. Mr. Boesenberg joined Integrated Systems, Inc. in December 1998 as President, Chief Executive Officer and a director. From December 1997 to December 1998, Mr. Boesenberg was President and Chief Executive Officer of Magellan Corporation, a satellite-access products company. From January 1995 until it merged with Magellan Corporation in December 1997, Mr. Boesenberg was President and Chief Executive Officer of Ashtech, Inc., a business-to-business GPS company. Previously, he was President, Chief Executive Officer and Chairman of Central Point Software, Inc., President of MIPS Computer Systems, Inc., and Senior Vice President of Apple Computer, Inc. Mr. Boesenberg serves as a director of Symantec Corporation. Mr. Boesenberg received an M.S. in Business Administration from Boston University and a B.S. in Mechanical Engineering from Rose Hulman Institute of Technology.

    Mark J. DeNino has served as a director of Blaze Software since 1997. Mr. DeNino has served as managing director of TL Ventures since 1994. From 1990 to 1994, Mr. DeNino was President of Crossroads Capital, Inc., an investment bank. From 1986 to 1990, Mr. DeNino held various positions including head of investment banking at Fidelity Bank and was President of its venture capital Small Business Investment Company Group. Mr. DeNino also serves as a director of Vuent, Inc., Coastal Security Systems, Inc., Cruise411.com, Inc., IPNetwork.com, Inc., Pac-West Telecom, Inc., Participate.com, Inc., and Traffic.com, Inc. Mr. DeNino received his B.A. in Finance and Accounting from Boston College and his M.B.A. from the Harvard Graduate School of Business Administration.

    Ken Goldman has served as a director of Blaze Software since December 1999. Mr. Goldman has been Senior Vice President and Chief Financial Officer of Excite@Home since he joined @Home Corporation, the predecessor to Excite@Home, in July 1996. From July 1992 to July 1996, he was Senior Vice President and Chief Financial Officer of Sybase, Inc., a database software and services company. From 1989 to July 1992, Mr. Goldman was Vice President of Finance and Administration and Chief Financial Officer at Cypress Semiconductor Corporation, a semiconductor manufacturer. From 1983 to 1989, he was Vice President and Chief Financial Officer of VLSI Technology Inc. Mr. Goldman serves on the board of directors of One World Systems, several private companies, and the American Electronic Association. Mr. Goldman is also a member of the FASB Advisory Council. Mr. Goldman holds an M.B.A. from the Harvard University Graduate School of Business and a B.S. in Electrical Engineering from Cornell University.

    William Harding has served as a director of Blaze Software since June 1996 and served as Chairman of the Board from June 1996 to July 1998. Dr. Harding has been a Managing Member of Morgan Stanley Dean Witter Venture Partners, a venture capital firm, since 1994. From 1985 to 1994, Dr. Harding was a General Partner of J.H. Whitney & Co., an investment management company. Dr. Harding currently serves on the board of directors of Commerce One, Inc., InterNAP Network Services Corporation, Persistence Software, Inc and several private companies. Dr. Harding received a Ph.D. in Engineering from Arizona State University, and an M.S. in Systems Engineering from the University of Arizona and a B.S. in Engineering Mathematics.

    L. George Klaus has served as a director of Blaze Software since December 1999. Mr. Klaus has served as a director of Epicor Software and has served as its President and Chief Executive Officer since February 1996 and Chairman of the Board since September 1996. From July 1993 to November 1995, Mr. Klaus served as President, Chief Executive Officer and Chairman of the Board of Frame Technology, Inc., a software company. From September 1992 to July 1993, Mr. Klaus was Chairman of the Board and President at Integral Systems, Inc., a software company. From December 1991 to May 1992, Mr. Klaus was Chief Operating Officer at Cadence Design Systems, Inc., a software company. In addition, Mr. Klaus was President and Chief Operating Officer at Valid Logic Systems, Inc., a supplier of electronic design automation software tools from October 1989 to December 1991. Mr. Klaus currently serves on the board of FileNet Corporation. Mr. Klaus received a B.S. in Mathematics from California State University at Northridge.

Committees of the Board of Directors

    Our audit committee consists of Mr. Goldman, Mr. Boesenberg and Mr. Klaus. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our control functions.

    Our compensation committee consists of Mr. DeNino and Mr. Harding. The compensation committee makes recommendations regarding our various incentive compensation and benefit plans and determines salaries for our executive officers and incentive compensation for our employees and consultants.

Board Composition

    Our bylaws currently authorize eight directors. Our certificate of incorporation and bylaws that become effective upon the completion of this offering provide that our Board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, Messrs. DeNino and Mr. Harding, will stand for re-election at the 2001 annual meeting of stockholders. The Class II directors, Messrs. Boesenberg and Goldman, will stand for reelection at the 2002 annual meeting of stockholders. The Class III directors, Messrs. Kelly and Klaus, will stand for reelection at the 2003 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management. There are no family relationships among any of our directors, officers or key employees.

Voting Agreement

    On February 25, 1998, Blaze Software and certain holders of preferred stock, which was subsequently reconstituted into common stock, entered into an amended and restated voting agreement. These holders include funds affiliated with Morgan Stanley Dean Witter Venture Partners, funds affiliated with Alta Partners, funds affiliated with Sofinnova Ventures, funds affiliated with TL Ventures, funds managed by or affiliated with

Burr, Egan, Deleage & Company, Patrick Perez and Alan Rappaport. Under the terms of the voting agreement: Morgan Stanley Venture Capital and its affiliated entities are entitled to have two nominees elected to our board; Alta Partners and its affiliated entities are entitled to have one nominee elected to our board; the holders of the then-outstanding shares of Series A preferred stock and Series C preferred stock are entitled to have one nominee elected to our board; the holders of the then-outstanding shares of Series B preferred stock are entitled to have one nominee elected to our board; the Chief Executive Officer will be nominated and elected to our board; and TL Ventures is entitled to have two nominees elected to our board. In addition, unless sooner terminated, until the earlier of June 28, 2000 or an initial public offering of our common stock at a per share price of at least $17.25 (as adjusted for stock dividends, stock splits and recapitalizations) and for a total offering of more than $7,500,000, and to the extent that either Patrick Perez or Alain Rappaport are not already on the board, they are entitled to receive all notices and other materials for and have the right to attend, in a non-voting capacity, all meetings of the board of directors. Moreover, we are obligated to pay the expenses, up to $1,000.00 each, for Mr. Perez and Mr. Rappaport to attend any board meetings in this capacity. Unless sooner terminated, the voting agreement terminates upon the consummation of our initial public offering, on a firm commitment basis, at a per share price of not less than $17.25 (as adjusted for stock dividends, stock splits and recapitalizations) and with aggregate proceeds in excess of $7,500,000.

Compensation Committee Interlocks and Insider Participation

    None of the members of our compensation committee was, at any time since our formation, an officer or employee of Blaze Software. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee, except for Mr. Kelly, who serves as a director of Epicor Software, of which Mr. Klaus is President, Chief Executive Officer and a director. See "Certain Transactions" for a description of transactions between Blaze Software and entities affiliated with members of our compensation committee.

Director Compensation

    We do not currently pay any cash compensation to our directors for their services as members of the board of directors, although we reimburse them for certain expenses in connection with attending our board and committee meetings. We do not provide compensation for committee participation or special assignments of the board of directors. From time to time, we have granted our outside directors options to purchase shares of our common stock under the 1996 Stock Plan.

Advisory Board

    We have established an advisory board to provide us with guidance on strategy and insights Individual members are consulted as needed and meetings of the full Advisory Board will be held periodically. The members of the Advisory Board are as follows:

    Michael A. Braun, the Chairman of our Advisory Board, was President and Chief Executive Officer of Blaze Software from June 1996 to July 1998, and Chairman of the Board from July 1998 until December 1999. Since August 1998, Mr. Braun has been General Manager of the Consumer Division and Global Small Business Unit at IBM Corporation, a computer company. From 1993 to 1996, he was President and CEO of Kaleida Labs, a multimedia software joint venture between IBM and Apple Computer. Prior to this, Mr. Braun held numerous executive positions at IBM. Mr. Braun received an M.B.A. from the Simon School at the University of Rochester and a B.A. in psychology from the University of Rochester.

    Debra Chrapaty is the Chief Media Officer for E*TRADE Group, Inc. Prior to joining E*TRADE in July 1997, Ms. Chrapaty served as chief information officer and chief technology officer of the National Basketball Association from 1994 to 1997. Ms. Chrapaty has also served as director, internal systems consulting, at Bertelsmann C.I.S. from 1992 to 1994, and with EMI Records Group from 1990 to 1992. Her prior experience with financial organizations includes the Federal Reserve Bank of New York and Chase Econometric/IDC. Ms. Chrapaty received an M.B.A. in information systems at New York University and a B.A. in economics at Temple University.

    Ed Kozel is a managing partner of Open Range Ventures. From 1989 to recently, he worked at Cisco Systems, Inc. where he founded the Business Development group responsible for Cisco's technology investment and corporate acquisition activities, and was chief technology officer between 1994 and 1998. He is a director of Cisco Systems and TIBCO Software, and several private companies. Mr. Kozel has a B.S. in Electrical Engineering from the University of California, and has participated in Internet technology and applications since 1980.

    Phillip E. White was Chief Executive Officer and a director of Informix Corporation from January 1989 to July 1997. He held the additional office of President from August 1990 and of Chairman from December 1992 to July 1997. Mr. White also serves as a director of Adaptec, Inc., Legato Systems Inc., TIBCO Software, Inc. and several private companies.

Executive Compensation

    The following table sets forth the compensation paid by us during the year ended March 31, 1999, to our Chief Executive Officer and to our four other most highly compensated executive officers who earned more than $100,000 during our last fiscal year. This prospectus refers to these executives as the Named Executive Officers.

                           Summary Compensation Table

                                                                   Long Term
                                                      Annual      Compensation
                                                   Compensation      Awards
                                                 ---------------- ------------
                                                                   Securities
                                                                   Underlying
Name and Principal Position(1)                    Salary   Bonus    Options
------------------------------                   -------- ------- ------------
Thomas F. Kelly(2) ............................. $177,083 $45,000   400,000
 Chief Executive Officer and President
Gary Shroyer(3).................................  119,872     --    100,000
 Senior Vice President, Finance and
 Administration and Chief Financial Officer
Eric Kintzer(4).................................  150,000  18,000       --
 Vice President and Chief Technology Officer
Michael Braun(5)................................   92,783  17,250       --
 Chief Executive Officer and President
Charles Page(6).................................  127,281  64,068       500
 Vice President, North American Field Operations
Christina Jette(7)..............................  160,000  17,850       --
 Vice President, Engineering

--------
(1) William Seawick, Vice President, Marketing, joined us in May 1999. Joseph Masarich, Vice President, Sales, joined us in July 1999. Mark Fishwick, Vice President, Customer Services, joined us in October 1999.

(2) Mr. Kelly joined us in July 1998.

(3) Mr. Shroyer joined us in July 1998.

(4) Mr. Kintzer was also Vice President, Engineering until February 2000.

(5) Mr. Braun resigned as an officer in August 1998 and is currently a member of our advisory board.

(6) Mr. Page resigned in February 1999.

(7) Ms. Jette resigned in July 1999.

Option Grants in Last Fiscal Year

    The following table provides information relating to stock options awarded to each of the Named Executive Officers during the year ended March 31, 1999. All such options were awarded under our 1996 stock plan. In accordance with the rules of the SEC, the following table sets forth the potential realizable value over the term of the options based on assumed rates of stock appreciation of 5% and 10% compounded annually. The term of the options are the period from the grant date to the expiration date, or 10 years. These amounts do not represent our estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of the common stock.

                                      Individual Grants                 Potential Realizable
                         --------------------------------------------     Value at Assumed
                         Number of   Percent of                            Annual Rates of
                         Securities Total Options                     Stock Price Appreciation
                         Underlying    Granted                            for Options Term
                          Options     in Fiscal   Exercise Expiration -------------------------
                         Granted(1)    1999(2)    Price(3)    Date         5%          10%
Name                     ---------- ------------- -------- ---------- ------------ ------------
Thomas F. Kelly(4)......  400,000       64.1%      $0.80      2008    $    201,200 $    510,000
Gary Shroyer(5).........  100,000       16.0        0.80      2008          50,300      127,500
Eric Kintzer(6).........       --         --          --        --              --           --
Michael Braun(7)........       --         --          --        --              --           --
Charles Page(8).........      500        0.1        0.80      2008             300          600
Christina Jette(9)......       --         --          --        --              --           --

--------
(1) Options were granted under our 1996 stock plan and generally vest over four years from the date of grant.

(2) Based on an aggregate of 624,250 options granted by Blaze Software in the year ended March 31, 1999 to our employees and directors, including the Named Executive Officers.

(3) Options were granted at an exercise price equal to the fair market value per share of common stock on the grant date, as determined by our board of directors.

(4) Mr. Kelly also received options to purchase 1,068,376 shares of common stock in fiscal 2000.

(5) Mr. Shroyer also received options to purchase 235,422 shares of common stock in fiscal 2000.

(6) Mr. Kintzer also received options to purchase 359,639 shares of common stock in fiscal 2000.

(7) Mr. Braun resigned as an officer in August 1998 and is currently a member of our advisory board. Mr. Braun received options to purchase 37,500 shares of common stock in fiscal 2000.

(8) Mr. Page resigned in February 1999. These options terminated pursuant to their terms.

(9) Ms. Jette resigned in July 1999.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

    The following table sets forth information for each of the Named Executive Officers concerning option exercises for the fiscal year ended March 31, 1999, and vested and unvested options held at March 31, 1999. The Named Executive Officers did not exercise any options during the fiscal year ended March 31, 1999.

    The "Value of Unexercised In-the-Money Options at March 31, 1999" is based on a value of $16.00 per share of our common stock, which is the initial public offering price, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1996 stock plan and are immediately exercisable.

                                   Number of Securities    Value of Unexercised
                                  Underlying Unexercised   In-the-Money Options
                                Options at March 31, 1999    at March 31, 1999
                                -------------------------- ---------------------
                                   Vested      Unvested     Vested    Unvested
Name                            ------------ ------------- --------- -----------
Thomas F. Kelly................           --      400,000  $      -- $ 6,400,000
Gary Shroyer...................       12,500       87,500    200,000   1,400,000
Eric Kintzer...................       18,750       56,250    300,000     900,000
Michael Braun..................           --           --         --          --
Charles Page...................       19,771           --    316,336          --
Christina Jette................       39,188       21,979    627,008     351,664

Stock Plans

    2000 Stock Plan. Our 2000 stock plan was adopted by the board of directors in December 1999. As of December 31, 1999, no options were outstanding. A total of 250,000 shares of common stock is currently reserved for issuance pursuant to the 2000 stock plan, plus any shares which have been reserved but unissued under the 1996 stock plan, any shares returned to the 1996 stock plan, and an annual increases equal to the lesser of: (1) 50,000 shares, (2) 4% of the outstanding shares or (3) a lesser amount determined by the board of directors.

    The 2000 stock plan provides for the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code) to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. The 2000 stock plan may be administered by different committees with respect to different groups of service providers. Options granted as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code are administered by a committee of two or more outside directors. Option administration committees may make final and binding determinations regarding the terms and conditions of the awards granted, including the exercise price, the number of shares subject to the award and the exercisability thereof, forms of agreement for use under the plan and interpretation of plan terms.

    The exercise price of incentive stock options granted under the 2000 stock plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be no less than 110% of the fair market value. The exercise price of nonstatutory stock options is set by the administrator of the 2000 stock plan. However, in the case of nonstatutory stock options which is intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price will be no less than 100% of the fair market value. The maximum term of options granted under the 2000 stock plan is ten years.

    An optionee whose relationship with Blaze Software or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options in the three-month period following such cessation, or such other period of time as determined by the administrator, unless such options terminate or expire sooner, or for nonstatutory stock options, later, by their terms. The three-month period is extended to twelve months for terminations due to death or total and permanent disability. In the event of a merger of Blaze Software with or into another corporation, or the sale of substantially all of the assets of Blaze Software, outstanding options would either be assumed by the successor company or an equivalent option would be substituted by the successor company. If any such options are not assumed or substituted, such options would fully vest in and have the right to exercise the option as to all of the common stock subject to the option.

    None of our employees may be granted, in any fiscal year, options to purchase more than 500,000 shares, and up to an additional 500,000 shares in connection with an employee's initial employment with Blaze Software. The 2000 stock plan will terminate in December 2009, unless terminated earlier by the board of directors.

    Stock purchase rights may be granted to employees and consultants under the 2000 stock plan. Such grants are made pursuant to a restricted stock purchase agreement, and the price to be paid for the shares granted thereunder is determined by the administrator. Once the stock purchase right has been exercised, the purchaser shall have the rights equivalent to those of a stockholder. In addition, unless the adminstrator determines otherwise, Blaze Software is generally granted a repurchase option exercisable in the event of voluntary or involuntary termination of the purchaser's employment with Blaze Software for any reason, including death or disability. The repurchase price shall be the original purchase price paid by the purchaser. The repurchase option shall lapse at a rate determined by the administrator.

    1996 Stock Plan. Our 1996 stock plan was adopted by the Board of Directors in July 1996. The 1996 stock plan, as amended and restated, provides for the grant of incentive stock options to our employees and for the grant of nonstatutory stock options to our employees, including officers and directors, non-employee directors and consultants.

    We have reserved for issuance under the 1996 stock plan a total of 5,753,429 shares of common stock. The total number of the shares issuable under this plan will be subject to adjustment from time to time in order to prevent the dilution or enlargement of benefits thereunder. As of December 31, 1999, options to purchase 4,287,034 shares of common stock were outstanding under this plan; 770,904 shares had been issued upon exercise of options, net of repurchases, and 695,491 shares were available for future grants. Unless terminated sooner, the 1996 stock plan will terminate automatically in 2006.

    The 1996 stock plan is administered by the board of directors who determine the terms of the options granted, including exercise price, the number of shares subject to each option, and the vesting schedule. In addition, the board of directors has complete and full power and authority to amend, suspend or terminate the plan, provided that no such action may affect any optionees' rights and obligations under their outstanding options. Unless delegated to a committee of two or more board members, the board of directors has the exclusive authority to interpret and apply the provisions of the 1996 stock plan.

    During the lifetime of the optionee, the option shall be exercisable only by the optionee and shall not be assignable or transferable other than by will or the laws of descent and distribution following the optionee's death. Unless the terms of optionee's option agreement provide for an earlier termination, options granted under the 1996 stock plan must generally be exercised within three months of the end of optionee's status as our employee or consultant, or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's ten year term.

    The exercise price of the incentive options granted under the 1996 stock plan must be at least equal to the fair market value of our common stock on the date of grant and exercise price of the non-statutory options granted under the 1996 stock plan shall not be less than 85% of the fair market value of our common stock on the date of grant. With respect to any participants of the plan possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of the option must equal at least 110% of the fair market value on the date of grant and the term of such option must not exceed five years.

    The board of directors has the discretion to determine the vesting schedule of the options, although the board of directors may not impose a vesting schedule upon any option grant or any shares of the common stock which is more restrictive than 20% per year vesting, with the initial vesting to occur not later that one year after the date of grant. However, this minimum vesting requirement shall not be applicable with respect to any option granted to an officer, director or consultant.

    2000 Employee Stock Purchase Plan. Our 2000 employee stock purchase plan provides employees of Blaze Software with an opportunity to purchase our common stock through accumulated payroll deductions. A total of 750,000 shares of common stock have been reserved for issuance under the purchase plan, plus annual increases equal to the lesser of: (1) 500,000 shares, (2) 2% of the outstanding shares, or (3) a lesser amount determined by the board of directors. No shares have been issued under the purchase plan. The purchase plan will be administered by our board of directors or by a committee of members of the board appointed by the board. The purchase plan permits eligible employees to purchase common stock through payroll deductions of up to 15% of an employee's compensation, up to a maximum of $25,000 for all purchases ending within the same calendar year. Employees are eligible to participate if they are customarily employed by Blaze Software for at least 20 hours per week and more than five months in any calendar year. Unless the board of directors or its committee determines otherwise, each offering period will run for twenty-four months and consist of four six-month purchase periods. The first offering period will commence on the date of this prospectus and will terminate on October 30, 2002. The first purchase period will commence on the date of this prospectus and will terminate on October 31, 2000. New twenty-four month offering periods and six month purchase periods will begin on May 1 and November 1 of each year. In the event of an acquisition of Blaze Software, offering periods then in progress will be shortened and all rights automatically exercised. The price at which common stock will be purchased under the purchase plan is equal to 85% of the fair market value of the common stock on the first day of the purchase period or the last day of the offering period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. The board may amend, modify or terminate the purchase plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The purchase plan will terminate in February 2010, unless terminated earlier in accordance with its provisions.

401(k) Plan

    In July 1992, we adopted a 401(k) plan covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under
Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that we can deduct our contributions, if any, when made. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1999) and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, that we provide additional matching contributions to the 40l(k) plan on behalf of all participants in the 401(k) plan. To date, we have not made any contributions to the 401(k) plan.

Employment Agreements and Change of Control Arrangements

    Thomas F. Kelly. In July 1998, Mr. Kelly entered into an employment agreement to serve as our President and Chief Executive Officer. Under the agreement, we agreed to pay Mr. Kelly an annual salary of $250,000 and a guaranteed bonus of $15,000 for each of the fiscal quarters ending September 1998, December 1998 and March 1999. We also gave Mr. Kelly the opportunity to earn an incentive bonus consisting of options to purchase up to 15,000 fully vested shares of common stock in fiscal 1999 based upon personal and corporate goals set by the board of directors. In conjunction with this employment agreement, we granted Mr. Kelly an option to purchase 300,000 shares of common stock at an exercise price of $0.80 per share. Of those shares, 25% vested on the first anniversary of his commencement date, and the remaining shares vest monthly thereafter through the fourth anniversary of the grant. In the event we experience a change of control, 50% of the unvested portion of the option vests on the closing date of the transaction, subject to a minimum aggregate vesting of two-thirds of the shares. Under this employment agreement, we also granted Mr. Kelly an additional option to purchase up to 100,000 shares of common stock at an exercise price of $0.80 per share. All of the shares subject to the additional option will vest on the seventh anniversary of the grant. Of the 100,000 shares subject to the additional option, 50,000 shares will vest immediately if, for a period of 30 consecutive trading days, the closing selling price per share of our common stock on any national securities exchange or Nasdaq National Market reaches a level of $3.00 or more, or upon a change of control and 50,000 more shares will vest immediately if, for a period of 30 consecutive trading days, the closing selling price per share of our common stock on any national securities exchange or Nasdaq National Market reaches a level of $6.00 or more, or upon a change of control. The employment agreement also provides that Mr. Kelly is employed "at-will" and the employment relationship may be terminated for any reason at any time. If we terminate Mr. Kelly's employment without cause, we must pay Mr. Kelly a severance payment in nine monthly installments of one month's salary each payable at the rate of the annual base salary in effect at the time of such termination plus the amount of the bonus prorated for such nine month period at the target rate in effect on the effective date of such termination.

    Gary Shroyer. In June 1998, Mr. Shroyer entered into an employment agreement to serve as our Senior Vice President and Chief Financial Officer and commenced employment in July 1998. Under the agreement, we agreed to pay an annual salary of $170,000 and we also gave Mr. Shroyer an opportunity to earn an annual incentive bonus consisting of options to purchase up to 10,000 fully-vested shares of common stock at an exercise price of $0.80 per share, of which we actually issued 1,875 shares. In conjunction with this employment agreement, we granted Mr. Shroyer an option to purchase 75,000 shares of common stock at an exercise price of $0.80 per share. Of these shares, 25% vested on July 20, 1999 and one thirty-sixth of the remaining shares vest monthly thereafter. In the event we experience a change of control, 50% of the unvested portion of the option vests on the closing date of the transaction, subject to a minimum aggregate vesting of two-thirds of the option. Under the employment agreement, we also granted Mr. Shroyer the additional option to purchase up to 25,000 shares of common stock at an exercise price of $0.80 per share. All of the shares subject to the additional option will vest on the seventh anniversary of the grant. The shares subject to the additional option will immediately vest if, for a period of 30 consecutive trading days, the closing selling price per share of our common stock on any national securities exchange or Nasdaq National Market reaches a level of $3.00 or more for a period of 30 consecutive trading days, or upon a change of control. The employment agreement provides that Mr. Shroyer is employed "at-will" and the employment relationship may be terminate for any reason at any time. If we terminate Mr. Shroyer's employment without cause, we must pay Mr. Shroyer a severance payment in six monthly installments of one month's salary, each payable at the rate of the annual base salary in effect at the time of such termination plus the amount of the bonus prorated for such six month period at the target rate in effect on the effective date of such termination.

    Eric Kintzer. In February 1998, Mr. Kintzer entered into an employment agreement to serve as our Vice President and Chief Technology Officer and commenced his employment in March 1998. Under the agreement, we agreed to pay an annual salary of $150,000 and Mr. Kintzer is entitled to receive an annual incentive bonus of 25% of his salary. In conjunction with this employment agreement, we granted Mr. Kintzer an option to purchase 75,000 shares of common stock at an exercise price of $0.80 per share. Of those options, 25% vested on the first anniversary of his commencement date, and the remaining shares vest monthly thereafter through the fourth anniversary of the grant. In the event we experience a change of control, 50% of the unvested portion of the option vests on the closing date of the transaction, subject to a minimum aggregate vesting of two-thirds of the option. The employment agreement provides that Mr. Kintzer is employed "at-will" and the employment relationship may be terminated for any reason at any time.

Limitations of Liability and Indemnification Matters

    Our certificate of incorporation that will be in effect at the time of this offering limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

    This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

    We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

Private Placements of Securities

    In June 1996, we sold 1,071,430 shares of our Series D preferred stock at a price of $5.60 per share and granted options to purchase Series E preferred stock at either $5.60 per share or $6.90 per share, depending upon whether we achieved certain performance goals, to several investors, including the following entities beneficially owning more than 5% of our outstanding stock or entities affiliated with directors at that time:

                                                       Numbers of Shares of
                                 Number of Shares of Series E Preferred Stock
             Investor            Series D Preferred     Subject to Option
   ----------------------------- ------------------- ------------------------
   Morgan Stanley Dean Witter
     Venture Partners(1)........       892,858               270,563
   Alta Partners(2).............       178,572                86,581

--------
(1) Includes 591,816 shares held by Morgan Stanley Venture Capital Fund II, L.P., 147,444 shares held by Morgan Stanley Venture Capital Fund II, C.V. and 153,598 shares held by Morgan Stanley Venture Investors, L.P.

(2) Includes 173,421 shares held by Alta California Partners, L.P., and 5,151 shares held by Alta Embarcadero Partners, LLC.

    In June 1996, two of our co-founders, Alain Rappaport and Patrick Perez, sold an aggregate of 53,572 shares of Series B preferred stock at a price of $5.60 per share to Alta California Partners, L.P. and Alta Embarcadero Partners, LLC.

    In September 1996, we made a loan to Michael Braun in the amount of $70,000 at an interest rate of 6.55% per annum to purchase 125,000 shares of our common stock at $7.14 per share. Mr. Braun served as one of our directors and our chief executive officer at time of the loan. Mr. Braun currently serves on our advisory board. The loan has been repaid in full in connection with the redemption of shares of common stock in 1998.

    In April 1997, we borrowed money with an interest rate of 10% per annum from the following persons who were officers of Blaze Software at the time and Michael Braun who has served as a director and chief executive officer of Blaze Software. Mr. Braun currently serves on our advisory board:

                              Investor                            Amount of Loan
   -------------------------------------------------------------- --------------
   Michael A. Braun..............................................    $84,333
   Jack A. Bradley...............................................     24,750
   Christina Jette...............................................     23,333

    These amounts were repaid in full in January 1998.

    In September 1997, we granted those investors stock options under the 1996 plan to purchase up to the following amounts of common stock:

                            Investor                           Number of Options
   ----------------------------------------------------------- -----------------
   Michael A. Braun...........................................       4,222
   Jack A. Bradley............................................       1,238
   Christina Jette............................................       1,167

    In July 1997, we borrowed money with an interest rate of 25% per annum from the following entities beneficially owning more than 5% of our outstanding stock or entities affiliated with directors at that time:

                              Investor                            Amount of Loan
   -------------------------------------------------------------- --------------
   Morgan Stanley Dean Witter Venture Partners(1)................    $696,454
   Alta Partners(2)..............................................     222,716
   Burr, Egan, Deleage & Company(3)..............................     330,830
   C.V. Sofinnova Ventures.......................................     250,000

--------
(1) Includes $461,749 loaned by Morgan Stanley Venture Capital Fund II, L.P., $114,915 loaned by Morgan Stanley Venture Capital Fund II, C.V. and $119,790 loaned by Morgan Stanley Venture Investors, L.P.

(2) Includes $217,741 loaned by Alta California Partners, L.P. and $4,975 loaned by Alta Embarcadero Partners, LLC.

(3) Includes $279,783 loaned by Alta IV Limited Partnership and $51,047 loaned by C.V. Sofinnova Partners Five.

These amounts were repaid in full in December 1997 in connection with our sale of Series F preferred stock.

    In November 1997, we borrowed money with an interest rate of 25% per annum from the following entities beneficially owning more than 5% of our outstanding stock or entities affiliated with directors at that time:

                              Investor                            Amount of Loan
   -------------------------------------------------------------- --------------
   Morgan Stanley Dean Witter Venture Partners(1)................    $352,086
   Burr, Egan, Deleage & Company(2)..............................     167,994
   Alta Partners(3)..............................................     154,918
   C.V. Sofinnova Ventures.......................................      75,000

--------
(1) Includes $233,375 loaned by Morgan Stanley Venture Capital Fund II, L.P., $58,142 loaned by Morgan Stanley Venture Capital Fund II, C.V. and $60,569 loaned by Morgan Stanley Venture Investors, L.P.

(2) Includes $142,073 loaned by Alta IV Limited Partnership and $25,921 loaned by C.V. Sofinnova Partners Five.

(3) Includes $151,458 loaned by Alta California Partners, L.P., and $3,460 loaned by Alta Embarcadero Partners, LLC.

These amounts were repaid in full in December 1997 in connection with our sale of Series F preferred stock.

    In December 1997, we sold 1,165,803 shares of our Series F preferred stock at a price of $7.72 per share to several investors, including the following entities beneficially owning more than 5% of our outstanding stock or entities affiliated with directors at that time:

                                                             Number of Shares of
                           Investor                          Series F Preferred
   --------------------------------------------------------- -------------------
   TL Ventures(1)...........................................       971,504
   Morgan Stanley Dean Witter Venture Partners(2)...........        90,214
   Burr, Egan, Deleage & Company(3).........................        42,853
   Alta Partners(4).........................................        28,849
   C.V. Sofinnova Ventures..................................        32,383

--------
(1) Includes 782,224 shares held by TL Ventures III L.P., 163,738 shares held by TL Ventures III Offshore L.P. and 25,542 shares held by TL Ventures III Interfund L.P.

(2) Includes 59,812 shares held by Morgan Stanley Venture Capital Fund II, L.P., 14,885 shares held by Morgan Stanley Venture Capital Fund II, C.V. and 15,517 shares held by Morgan Stanley Venture Investors, L.P.

(3) Includes 36,241 shares held by Alta IV Limited Partnership and 6,612 shares held by C.V. Sofinnova Partners Five.

(4) Includes 28,205 shares held by Alta California Partners, L.P. and 644 shares held by Alta Embarcadero Partners, LLC.

    In November 1998, we borrowed money with an interest rate of 25% per annum from the following entities beneficially owning more than 5% of our outstanding stock or entities affiliated with directors at that time:

                              Investor                            Amount of Loan
   -------------------------------------------------------------- --------------
   Morgan Stanley Dean Witter Venture Partners(1)................    $319,149
   Alta Partners(2)..............................................     102,122
   TL Ventures(3)................................................     315,394
   Burr, Egan, Deleage & Company(4)..............................      70,833
   C.V. Sofinnova Ventures.......................................      42,500

--------
(1) Includes $211,543 loaned by Morgan Stanley Venture Capital Fund II, L.P., $54,903 loaned by Morgan Stanley Venture Capital Fund II, C.V. and $52,703 loaned by Morgan Stanley Venture Investors, L.P.

(2) Includes $99,841 loaned by Alta California Partners, L.P. and $2,281 loaned by Alta Embarcadero Partners, LLC.

(3) Includes $253,946 loaned by TL Ventures III L.P., $53,157 loaned by TL Ventures III Offshore L.P. and $8,291.89 loaned by TL Ventures III Interfund L.P.

(4) Includes $59,903 loaned by Alta IV Limited Partnership and $10,930 loaned by C.V. Sofinnova Partners Five.

These amounts were repaid in full in June 1999 in connection with our sale of Series AA preferred stock.

    In March 1999, we borrowed money with an interest rate of 25% per annum from the following entities beneficially owning more than 5% of our outstanding stock or entities affiliated with directors at that time:

                                                                         Amount
                                 Investor                               of Loans
   -------------------------------------------------------------------- --------
   Morgan Stanley Dean Witter Venture Partners(1)...................... $244,056
   TL Ventures(2)......................................................  241,184
   Alta Partners(3)....................................................   78,093
   Burr, Egan, Deleage & Company(4)....................................   54,166
   C.V. Sofinnova Ventures.............................................   32,500

--------
(1) Includes $161,768 loaned by Morgan Stanley Venture Capital Fund II, L.P. $40,303 loaned by Morgan Stanley Venture Capital Fund II, C.V. and $41,985 loaned by Morgan Stanley Venture Investors L.P.

(2) Includes $194,194 loaned by TL Ventures III L.P., $40,649 loaned by TL Ventures III Offshore L.P. and $6,341.

(3) Includes $76,349 loaned by Alta California Partners L.P. and $1,744 loaned by Alta Embarcadero Partners L.L.C.

(4) Includes $45,808 loaned by Alta IV Limited Partnership and $8,358 loaned by C.V. Sofinnova Partners Five.

These amounts were repaid in full in June 1999 in connection with our sale of Series AA preferred stock.

    In June and September 1999, we sold 8,416,215 shares of our Series AA preferred stock at a price of $0.54 per share to several investors. In connection with this financing, all shares of Series A, B, D and F preferred stock converted to common stock at a ratio of 1:1. Series C preferred stock also converted to common stock at a ratio of 1:1.04. Purchasers beneficially owning more than 5% of our outstanding stock or entities affiliated with directors at that time included:

                                                             Number of Shares of
                           Investor                          Series AA Preferred
   --------------------------------------------------------- -------------------
   Alta Partners(1).........................................      1,129,782
   C.V. Sofinnova Ventures..................................        292,311
   Morgan Stanley Dean Witter Venture Partners(2)...........      2,197,533
   TL Ventures(3)...........................................      3,813,057
   Burr, Egan, Deleage & Company(4).........................        702,030

--------
(1) Includes 1,104,088 shares held by Alta California Partners, L.P., 25,694 shares held by Alta Embarcadero Partners, LLC.

(2) Includes 1,456,599 shares held by Morgan Stanley Venture Capital Fund II, L.P., 362,893 shares held by Morgan Stanley Venture Capital Fund II, C.V. and 378,041 shares held by Morgan Stanley Venture Investors, L.P.

(3) Includes 3,070,156 shares held by TL Ventures III L.P., 642,654 shares held by TL Ventures III Offshore L.P. and 100,247 shares held by TL Ventures III Interfund L.P.

(4) Includes 593,594 shares held by Alta IV Limited Partnership and 108,436 shares held by C.V. Sofinnova Partners Five.

    In December 1999, we sold 1,952,735 shares of our Series BB preferred stock at a price of $7.14 per share to several investors, including the following entities beneficially owning more than 5% of our outstanding stock, directors and entities affiliated with directors:

                                                         Number of Shares of
                        Investor                      Series BB Preferred Stock
   -------------------------------------------------- -------------------------
   Sofinnova Ventures(1).............................          560,224
   L. George Klaus(2)................................           28,011
   Charles M. Boesenberg.............................           14,006
   Ken Goldman.......................................            7,003

--------
(1) Includes 280,112 shares held by Sofinnova Capital III FCPR, 272,409 shares held by Sofinnova Venture Partners IV, L.P., and 7,703 shares held by Sofinnova Venture Affiliates IV, L.P.

(2) Includes 21,008 shares held by the L. George Klaus Trust and 7,003 shares held by Julie Tafel Klaus, Mr. Klaus' spouse.

    Holders of our preferred stock are entitled to registration rights with respect to the shares of common stock that they will hold following this offering. See "Description of Capital Stock--Registration Rights of Certain Holders."

Other Transactions

    From time to time, we have granted stock options to our executive officers and directors.

    We have entered into indemnification agreements with each of our directors and executive officers that are described in this prospectus under the caption "Management--Limitations of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 1999, by the following individuals or groups:

  . each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock;

  .   each of our Named Executive Officers;

  .   each of our current directors; and

  .   all of our executive officers and current directors as a group.

    Unless otherwise indicated, the address for each stockholder on this table is c/o Blaze Software, Inc., 150 Almaden Boulevard, San Jose, CA 95113. Except as otherwise noted, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.

    This table lists applicable percentage ownership based on 21,319,244 shares of common stock outstanding as of December 31, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock into 10,368,950 shares of common stock upon the closing of this offering, and also lists applicable percentage ownership based on 21,319,244 shares of common stock outstanding after completion of this offering. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of December 31, 1999 are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

                                                    Shares Beneficially Owned
                                                   ---------------------------
                                                             Percent  Percent
                                                              Before   After
                                                    Number   Offering Offering
Beneficial Owner                                   --------- -------- --------
Mark J. DeNino(1)................................. 4,784,561   27.6%    22.4%
  Funds Affiliated with TL Ventures
  435 Devon Park Drive
  Building 700
  Wayne, PA 19087
William Harding(2)................................ 3,451,168   19.9     16.2
  Funds Affiliated with Morgan Stanley Dean Witter
   Venture Partners
  3000 Sand Hill Road
  Building 4, Suite 250
  Menlo Park, CA 94025
Funds Affiliated with Alta Partners(3)............ 1,530,927    8.8      7.2
  One Embarcadero Center, Suite 4050
  San Francisco, CA 94111
Funds Affiliated with Sofinnova Ventures(4)....... 1,420,202    8.2      6.7
  140 Geary Blvd., 10th Floor
  San Francisco, CA 94108
Funds Managed by or Affiliated with Burr, Egan,
 Deleage & Company(5)............................. 1,168,860    6.7      5.5
  One Post Office Suite
  Suite 3800
  Boston, MA 02109
Thomas F. Kelly(6)................................   541,649    3.1      2.5
Gary Shroyer(7)...................................   104,217      *        *
Eric Kintzer(8)...................................   178,317    1.0        *
Michael Braun(9)..................................    12,500      *        *
Christina Jette...................................    12,500      *        *
Charles Page......................................    19,771      *        *
Charles M. Boesenberg(10).........................    14,006      *        *
L. George Klaus(11)...............................    28,011      *        *
Ken Goldman(12)...................................     7,003      *        *
All executive officers and current directors as a
 group (11 persons)(13)........................... 9,151,704   51.5%    42.0%

--------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Includes 125,789 shares held by TL Ventures III Interfund L.P., 3,852,380 shares held by TL Ventures III L.P. and 806,392 shares held by TL Ventures III Offshore L.P. Mr. DeNino, one of our directors, is the general partner of TL Ventures. Mr. DeNino disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest therein.

 (2) Includes 569,902 shares held by Morgan Stanley Venture Fund II, C.V., 2,287,565 shares held by Morgan Stanley Venture Capital Fund II, LP, and 593,701 shares held by Morgan Stanley Venture Investors LP. Dr. Harding, one of our directors, is a general partner of these funds. Dr. Harding disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest therein.

 (3) Includes 1,493,849 shares held by Alta California Partners L.P., 37,077 shares held by Alta Embarcadero Partners LLC.

 (4) Includes 854,978 shares by C.V. Sofinnova Ventures, 280,112 shares held by Sofinnova Capital III FCPR, 272,409 shares held by Sofinnova Venture Partners IV, L.P. and 7,703 shares held by Sofinnova Venture Affiliates
     IV. Also includes 5,000 shares held by Mr. Alain Azan, one of our former directors and the general partner of Sofinnova Ventures. Mr. Azan disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest therein.

 (5) Includes 988,396 shares held by Alta IV L.P. ("Alta") 180,466 shares held by C.V. Sofinnova Partners Five ("Sofinnova" and together with Alta, the "BEDFunds"). Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to Alta IV Limited Partnership and C.V. Sofinnova Partners Five. The respective general partners of these funds exercise sole voting and investment power in respect to the shares owned by such funds. The principals of Burr, Egan, Deleage & Co. are general partners of Alta IV Management Partners, L.P. (which is a general partner of Alta IV Limited Partnership). As general partners of the fund, they may be deemed to share voting and investment powers for the shares held by the fund. Burr, Egan, Deleage & Co. serves as an advisor to C.V. Sofinnova Partners Five. The principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of the shares held by these funds except to the extent of their pecuniary interest therein.

 (6) As of December 31, 1999, Mr. Kelly had exercised options to purchase 300,000 shares of common stock. Mr. Kelly holds exercisable options to purchase 1,168,376 shares of common stock. Of the shares represented by these options and the shares issued to Mr. Kelly upon the exercise of his options, 541,649 shares are fully vested as of February 29, 2000.

 (7) As of December 31, 1999, Mr. Shroyer had exercised options to purchase 125,001 shares of common stock, which shares are subject to a repurchase option held by us. Mr. Shroyer holds exercisable options to purchase 210,422 shares of common stock. Of the shares represented by these options and the shares issued to Mr. Shroyer upon the exercise of his options, 104,217 shares are fully vested as of February 29, 2000.

 (8) As of December 31, 1999, Mr. Kintzer had exercised options to purchase 39,500 shares of common stock, which shares are subject to a repurchase option held by us. Mr. Kintzer holds exercisable options to purchase 395,139 shares of common stock. Of the shares represented by these options and the shares issued to Mr. Kintzer upon the exercise of his options, 178,317 shares are fully vested as of February 29, 2000.

 (9) Mr. Braun holds exercisable options to purchase 37,500 shares of common stock, of which 12,500 shares are fully vested as of February 29, 2000.

(10) Mr. Boesenberg also holds exercisable options to purchase 25,000 shares of common stock, of which no shares are vested as of February 29, 2000.

(11) Includes 21,008 shares held by the L. George Klaus Trust and 7,003 shares held by Julie Tafel Klaus, Mr. Klaus' spouse. Mr. Klaus also holds exercisable options to purchase 25,000 shares of common stock, of which no shares are vested as of February 29, 2000.

(12) Mr. Goldman also holds exercisable options to purchase 25,000 shares of common stock, of which no shares are vested as of February 29, 2000.

(13) Includes 824,182 shares issuable upon exercise of fully vested options.

                          DESCRIPTION OF CAPITAL STOCK

General

    Our certificate of incorporation that becomes effective upon the closing of this offering authorizes the issuance of up to 200,000,000 shares of common stock, $0.0001 par value, and authorizes the issuance of 10,000,000 shares of undesignated preferred stock, $0.0001 par value. From time to time, our board of directors may establish the rights and preferences of the preferred stock. As of December 31, 1999, 6,950,294 shares of common stock were issued and outstanding and held by 151 stockholders, and 10,368,950 shares of preferred stock were issued and outstanding and held by 49 stockholders. Upon the closing of this offering, all outstanding shares of preferred stock will convert into an aggregate of 10,368,950 shares of common stock. The following description of our capital stock is, by necessity, not complete. We encourage you to refer to our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and applicable provisions of Delaware law for a more complete description.

Common Stock

    Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any subsequently outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Blaze Software, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preferences granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

    The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  .   restricting dividends on the common stock;

  .   diluting the voting power of the common stock;

  .   impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of Blaze Software without further action by the stockholders.

    Upon the closing of this offering, no shares of preferred stock will be outstanding, and Blaze Software has no present plans to issue any shares of preferred stock.

Warrants and Other Obligations to Issue Capital Stock

    As of December 31, 1999, we had outstanding warrants to purchase an aggregate of 6,005 shares of common stock at an exercise price $5.60 per share. These warrants are currently exercisable in full. Warrants to purchase 5,000 shares of common stock will expire on October 20, 2006 and warrants to purchase 1,005 shares of common stock will expire on August 14, 2007.

Registration Rights of Certain Holders

    After this offering, holders of 15,840,634 shares of common stock (the "registrable securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between Blaze Software and the holders of the registrable securities. Beginning 180 days following the date of this prospectus, holders of at least 40% of the registrable securities may require on three occasions that we use our best efforts to register the registrable securities for public resale. Blaze Software is obligated to register these shares only if the outstanding registrable securities have an anticipated aggregate public offering price of at least $5,000,000. Furthermore, in the event Blaze Software elects to register any of its shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but Blaze Software may reduce the number of shares proposed to be registered in view of market conditions. These registration rights have been waived with respect to this offering. Blaze Software will bear all expenses in connection with any registration, other than underwriting discounts and commissions. All registration rights will terminate ten years following the consummation of this offering, or with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any 90-day period under Rule 144 of the Securities Act.

Certain Charter and Bylaw Provisions and Delaware Law

    Certain provisions of Delaware law and Blaze Software's certificate of incorporation and bylaws that become effective upon the closing of this offering could make the following more difficult:

  .   the acquisition of Blaze Software by means of a tender offer;

  . acquisition of Blaze Software by means of a proxy contest or otherwise; or

  .   the removal of Blaze Software's incumbent officers and directors.

    These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Blaze Software to first negotiate with Blaze Software's board. Blaze Software believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Blaze Software outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

 Election And Removal Of Directors.

    Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with Blaze Software's stockholders electing one class each year. See "Management--Board Composition." This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of Blaze Software because it generally makes it more difficult for stockholders to replace a majority of the directors.

 Stockholder Meetings.

    Under our bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

 Requirements For Advance Notification Of Stockholder Nominations And
 Proposals.

    Our bylaws establish advance notice procedures for stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

 Delaware Anti-takeover Law.

    Blaze Software is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

 Elimination Of Stockholder Action By Written Consent.

    Our certificate of incorporation and bylaws that become effective upon the closing of this offering eliminate the right of stockholders to act by written consent without a meeting.

 No Cumulative Voting.

    Our certificate of incorporation and bylaws that become effective upon the closing of this offering do not provide for cumulative voting in the election of directors.

 Undesignated Preferred Stock.

    The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of Blaze Software. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Blaze Software.

 Amendment Of Charter Provisions.

    The amendment of any of the following provisions would require approval by holders of at least 66 2/3% of the outstanding common stock:

  .   indemnification of our officers or directors;

  .   classification of directors;

  .   location of stockholder meetings;

  .   ability of stockholders to act by written consent;

  .   advance notice provisions for stockholder actions or nominations; and

  .   super-majority provision of our certificate of incorporation.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have 21,319,244 shares of common stock outstanding based upon shares outstanding as of December 31, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants that do not expire prior to completion of this offering. Of these shares, the 4,000,000 shares sold in this offering and 1,816,629 shares held by existing shareholders will be freely tradable without restriction under the Securities Act, except for any shares held by our "affiliates" as Rule 144 under the Securities Act as it defines that term. The remaining 15,502,615 shares of common stock held by existing stockholders are "Restricted Shares" as Rule 144 defines that term. 15,502,615 of such Restricted Shares are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 180 days after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens or Blaze Software. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be resellable until 181 days after the date of this prospectus. Beginning 181 days after the date of this prospectus, 13,268,379 Restricted Shares will be eligible for sale in the public market (subject in some cases to volume restrictions under Rule 144 or repurchase rights in favor of Blaze Software). On September 28, 2000, 281,501 Restricted Shares will be eligible for sale in the public market, all of which are subject to volume limitations under Rule 144. On December 31, 2000, 1,952,735 Restricted Shares will be eligible for sale in the public market, all of which are subject to volume limitations under Rule 144. In addition, as of December 31, 1999, there were outstanding options to purchase 4,287,034 shares of common stock. Of these options, 2,402,481 are vested and 4,287,034 are exercisable, subject to repurchase rights in favor of us with respect to unvested shares. All such options are subject to lock-up agreements. In addition, as of December 31, 1999, there were outstanding warrants to purchase 6,005 shares of common stock that are subject to lock-up agreements. FleetBoston Robertson Stephens may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned Restricted Shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 213,192 shares immediately after this offering; or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Blaze Software. Under Rule 144(k), a person who is not deemed to have been an affiliate of Blaze Software at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Blaze Software who purchased shares pursuant to a written compensatory plan or contact may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, most Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of FleetBoston Robertson Stephens.

    After this offering, we intend to file a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of December 31, 1999, options to purchase a total of 4,287,034 shares were outstanding and 695,491 shares were reserved for future issuance under our stock plans. An additional 2,000,000 shares were reserved for issuance under our stock plans after December 31, 1999. Common stock issued upon exercise of outstanding vested options or issued pursuant to our employee stock purchase plan, other than common stock issued to our affiliates is available for immediate resale in the open market.

    Also beginning six months after the date of this offering, holders of 15,840,634 Restricted Shares will be entitled to certain rights with respect to registration of such shares for sale in the public market. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Chase Securities Inc. and Dain Rauscher Incorporated, have entered into an underwriting agreement with us to purchase the number of shares of common stock listed opposite their names below. The underwriters are obligated to purchase and pay for all the shares listed below if any are purchased.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   FleetBoston Robertson Stephens Inc................................  1,575,000
   Chase Securities Inc..............................................  1,050,000
   Dain Rauscher Incorporated........................................    875,000
   Adams, Harkness & Hill, Inc.......................................    125,000
   E*OFFERING........................................................    125,000
   First Albany Corporation..........................................    125,000
   McDonald Investments Inc., a KeyCorp Company......................    125,000
                                                                       ---------
     Total...........................................................  4,000,000
                                                                       =========

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $0.67 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the same price per share as we will receive for the 4,000,000 shares that the underwriters have agreed to purchase. If the underwriters exercise their over-allotment option to purchase any of the additional 600,000 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage of these additional shares as the number of shares of common stock to be purchased by each of them shown in the above table bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    The following table summarizes the compensation to be paid to the underwriters by us:

                                                              Total
                                                  -----------------------------
                                                     Without          With
                                        Per Share Over-allotment Over-Allotment
                                        --------- -------------- --------------
Underwriting discounts and commissions
  payable by us.......................    $1.12     $4,480,000     $5,152,000

    We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,300,000.

    Indemnification. The underwriting agreement contains covenants of indemnity among the underwriters and us against specified civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    Lock-Up Agreements. Each of our officers, directors and most of our security holders have agreed, during the period of 180 days after the effective date of this prospectus, subject to specified exceptions, not to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase shares of common stock or any securities convertible into, or exchangeable for, shares of common stock, owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens or us. FleetBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. All of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject to holding period requirements, volume limitations and other conditions of Rule 144.

    Future Sales. In addition, we have agreed that, during the period of 180 days after the effective date of this prospectus, we will not, without the prior written consent of FleetBoston Robertson Stephens, subject to certain exceptions, issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, our grant of options to purchase shares of common stock under existing stock option or stock purchase plans, and issuances of stock in connection with acquisitions.

    No Prior Public Market. Prior to this offering, there was no public market for our common stock. Consequently, the initial public offering price for the common stock in this offering was determined through negotiations among us and the representatives of the underwriters. The factors considered in these negotiations included prevailing market conditions, our financial information, the market valuation of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the business potential of the industry in which we compete, and assessment of our management, our past and present operation and the prospects for our future revenues.

    Stabilization. The representatives have advised us that, based on Regulation M under the Exchange Act, some persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters that is intended to fix or maintain the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement that permits the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction, and has therefore not been effectively placed by this underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.

    Internet Distribution. E*TRADE Securities, Inc. will make the preliminary prospectus available on its Web site when it becomes available. In this offering, E*TRADE will not solicit conditional offers until two business days before the expected effective date of the offering. If the effective date of the offering is delayed beyond two business days, E*TRADE will allow, consistent with the Wit Capital no-action letter, that any conditional offer received from a customer remain valid for seven days from the date it was submitted. If effectiveness and notice of allocation do not occur within seven days after a conditional offer has been received, the customer will be required to resubmit or reconfirm his or her conditional offer.

    E*TRADE will provide customers a period after notice of effectiveness during which they will continue to have the right to cancel their conditional offers. This period will be until 8 p.m. E.S.T. (but in no event less than two hours after notice of effectiveness) in the usual situation where the offering becomes effective after the close of trading. If the offering becomes effective prior to or during the trading day, the period will be one hour after E*TRADE notifies its customers of effectiveness.

    If an offering prices outside the expected price range indicated in the preliminary prospectus or the price range for an offering changes, E*TRADE will either (a) cancel its existing book of conditional offers and resolicit new conditional offers or (b) require customers to reconfirm their existing conditional offers as a condition to participating in the offering.

    Directed Shares. At our request, the underwriters have reserved up to five percent of the common stock to be issued by us in this offering for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Blaze Software. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. The underwriters will offer any reserved shares not so purchased to the general public on the same basis as other shares in this offering described above.

    Participation in Previous Preferred Stock Financing. In December 1999, we completed our Series BB preferred stock financing. Bayview 99 I, LP and Bayview 99 II, LP, affiliates of FleetBoston Robertson Stephens Inc., purchased an aggregate of 28,011 shares. Hambrecht & Quist California, H&Q Employee Venture Fund 2000, L.P., and Access Technology Partners Brokers Fund, L.P., affiliates of Chase Securities Inc., purchased an aggregate of 28,012 shares. Dain Rauscher Wessels Investors L.L.C., an affiliate of Dain Rauscher Incorporated, purchased 28,012 shares. All of these shares will convert into common stock upon completion of this offering. Each of these entities has agreed not to sell, pledge or hypothecate these shares of Series BB preferred stock for a one year period from the effective date of this offering.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for Blaze Software by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Menlo Park, California. Attorneys of Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of 26,963 shares of common stock.

                                    EXPERTS

    The financial statements of Blaze Software, Inc. at March 31, 1998 and 1999, and for each of the three years in the period ended March 31, 1999 appearing in this prospectus have so been included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

    Effective April 1999, PricewaterhouseCoopers LLP was engaged as our independent accountants and replaced KPMG LLP, who were dismissed as our independent accountants. The decision to change accountants was approved by our board of directors. The audit reports of KPMG LLP for the years ended March 31, 1998 and 1997 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that the audit report issued by KPMG LLP for the years ended March 31, 1998 and 1997 included an explanatory paragraph citing factors that raised substantial doubt surrounding our ability to continue as a going concern. In connection with its audits through March 31, 1998 and through the date of their replacement, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. KPMG LLP has not audited or reported on any of the consolidated financial statements or information included in this prospectus. For purposes of this filing, the consolidated financial statements for the years ended March 31, 1998 and 1997 as well as the consolidated financial statements for the year ended March 31, 1999 have been audited by PricewaterhouseCoopers LLP. Prior to retaining PricewaterhouseCoopers LLP, we had not consulted with PricewaterhouseCoopers LLP on items that involved our accounting principles or the form of audit opinion to be issued on our consolidated financial statements included in this prospectus.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    Blaze Software has filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Blaze Software and our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference. Copies of the registration statement, including exhibits and schedules thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statements of Stockholders' Equity (Deficit) ................. F-5

Consolidated Statements of Cash Flows...................................... F-7

Notes to Consolidated Financial Statements................................. F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Blaze Software, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of stockholders' deficit, and of cash flows present fairly, in all material respects, the financial position of Blaze Software, Inc. and its subsidiaries as of March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years ended March 31, 1997, 1998 and 1999, in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of Blaze Software, Inc.'s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

San Jose, California
January 5, 2000, except for note 12
as to which the date is February 18, 2000

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                     Pro Forma
                                                                   Stockholders'
                                      March 31,                       Equity
                                  ------------------  December 31, December 31,
                                    1998      1999        1999         1999
                                  --------  --------  ------------ -------------
                                                              (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents......  $  6,591  $  2,129    $ 16,326
 Accounts receivable, net of
  allowance for doubtful
  accounts of $608, $443 and
  $419 (unaudited),
  respectively..................     5,282     3,658       4,857
 Prepaid expenses and other
  current assets................       430       964       1,100
 Income taxes refundable........        27        --          --
                                  --------  --------    --------
    Total current assets........    12,330     6,751      22,283
Property and equipment, net.....     1,035       786         865
Restricted cash.................        --        --         434
Deposits and other assets.......       489       228         268
                                  --------  --------    --------
Total assets....................  $ 13,854  $  7,765    $ 23,850
                                  ========  ========    ========
LIABILITIES, MANDATORILY
 REDEEMABLE PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Bank borrowings................  $  2,678  $  1,631    $  2,658
 Bridge loan from related
  parties.......................        --     1,596          --
 Current portion of capital
  lease obligations.............       179        81         187
 Note payable...................        --       129          --
 Accounts payable...............     1,889     1,526       1,542
 Accrued expenses...............     3,631     2,873       3,619
 Deferred revenue...............     3,325     3,231       3,492
                                  --------  --------    --------
    Total current liabilities...    11,702    11,067      11,498
Long-term liabilities:
 Capital lease obligations, net
  of current portion............        91        19         298
                                  --------  --------    --------
    Total liabilities...........    11,793    11,086      11,796
                                  --------  --------    --------
Mandatorily Redeemable Preferred
 Stock: par value $0.0001
 Authorized: none (unaudited)
  at December 31, 1999, actual
  and pro forma; Issued and
  outstanding: 3,179 at March
  31, 1998 and 1999 and none
  (unaudited) at December 31,
  1999, actual and pro forma
  (Aggregate liquidation
  preference: $38,340 at March
  31, 1999).....................    19,624    20,882          --
                                  --------  --------    --------
Commitments and contingencies
 (Note 9)
Stockholders' Equity (Deficit):
 Series B Convertible Preferred
  Stock: par value $0.0001
   Authorized: none (unaudited)
    at December 31, 1999, actual
    and pro forma; Issued and
    outstanding: 2,273 at March
    31, 1998 and 1999, and none
    (unaudited) at December 31,
    1999, actual and pro forma
    (Aggregate liquidation
    value: $13,350 at March 31,
    1999).......................        --        --          --     $     --
 Series AA Convertible
  Preferred Stock: par value
  $0.0001
   Authorized: 8,416 (unaudited)
    at December 31, 1999, actual
    and none (unaudited)
    pro forma; Issued and
    outstanding: none at March
    31, 1998 and 1999, 8,416
    (unaudited) at December 31,
    1999, actual and none
    (unaudited) at December 31,
    1999, pro forma.............        --        --           1           --
 Series BB Convertible
  Preferred Stock: par value
  $0.0001
   Authorized: 2,059 (unaudited)
    at December 31, 1999, actual
    and none (unaudited) pro
    forma; issued and
    outstanding: none at March
    1998 and 1999, and 1,953
    (unaudited) at December 31,
    1999, actual and none
    (unaudited) at December 31,
    1999, pro forma.............        --        --          --           --
 Common Stock, $0.0001 par
  value
   Authorized: 54,000 shares
    (unaudited) at December 31,
    1999, actual and 200,000
    shares (unaudited),
    pro forma; Issued and
    outstanding: 403 at March
    31, 1998, 344 at March 31,
    1999 and 6,950 (unaudited),
    at December 31, 1999 and
    17,319 (unaudited) at
    December 31, 1999, pro
    forma.......................        --        --           1            2
 Additional paid-in capital.....      (552)   (1,842)     82,064       82,064
 Notes receivable from
  stockholders..................       (70)       --          --           --
 Cumulative translation
  adjustment....................       110       290         535          535
 Unearned stock-based
  compensation..................        --        --     (20,683)     (20,683)
 Accumulated deficit............   (17,051)  (22,651)    (49,864)     (49,864)
                                  --------  --------    --------     --------
    Total stockholders' equity
     (deficit) .................   (17,563)  (24,203)     12,054       12,054
                                  --------  --------    --------     --------
    Total liabilities,
     mandatorily redeemable
     preferred stock and
     stockholders' equity
     (deficit) .................  $ 13,854  $  7,765    $ 23,850     $ 23,850
                                  ========  ========    ========     ========

   The accompanying notes are an integral part of these financial statements.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                   Nine
                                                               Months Ended
                                   Years Ended March 31,       December 31,
                                  -------------------------  -----------------
                                   1997     1998     1999     1998      1999
                                  -------  -------  -------  -------  --------
                                                               (unaudited)
Net revenues:
  Product licenses..............  $ 3,296  $ 3,559  $ 3,722  $ 2,556  $  5,371
  Services and maintenance......      327      803    5,332    3,486     6,378
                                  -------  -------  -------  -------  --------
    Total revenues..............    3,623    4,362    9,054    6,042    11,749
                                  -------  -------  -------  -------  --------
Cost of revenues:
  Product licenses..............      180       74       40       39        55
  Services and maintenance......      463      512    2,892    1,858     4,328
                                  -------  -------  -------  -------  --------
    Total cost of revenues......      643      586    2,932    1,897     4,383
                                  -------  -------  -------  -------  --------
Gross profit:...................    2,980    3,776    6,122    4,145     7,366
                                  -------  -------  -------  -------  --------
Operating expenses:
  Research and development
   (excluding $2,615 stock-based
   compensation)................    1,370    1,938    3,843    2,908     3,488
  Selling, general and
   administrative (excluding
   $9,435 stock-based
   compensation)................    3,299    4,808    7,791    5,829     8,744
  Stock-based compensation......       --       --       --       --    12,050
                                  -------  -------  -------  -------  --------
    Total operating expenses....    4,669    6,746   11,634    8,737    24,282
                                  -------  -------  -------  -------  --------
Operating loss..................   (1,689)  (2,970)  (5,512)  (4,592)  (16,916)
Interest expense, net...........     (434)    (593)    (249)    (124)     (217)
                                  -------  -------  -------  -------  --------
Net loss from continuing
 operations before income
 taxes..........................   (2,123)  (3,563)  (5,761)  (4,716)  (17,133)
Provision for income taxes......     (600)     (68)     (87)     (40)     (108)
                                  -------  -------  -------  -------  --------
Net loss from continuing
 operations.....................   (2,723)  (3,631)  (5,848)  (4,756)  (17,241)
Discontinued operations (Note
 3):
  Income (loss) from operations
   of discontinued user
   interface business (net of
   income taxes)................   (5,479)  (2,174)     248      319     1,767
                                  -------  -------  -------  -------  --------
Net (loss)......................   (8,202)  (5,805)  (5,600)  (4,437)  (15,474)
Accretion of mandatorily
 redeemable preferred stock to
 redemption value...............     (554)  (1,040)  (1,258)  (1,051)     (442)
Beneficial conversion feature...       --       --       --       --   (11,739)
                                  -------  -------  -------  -------  --------
Net loss attributable to common
 stockholders...................   (8,756)  (6,845)  (6,858)  (5,488)  (27,655)
Other comprehensive income
 (loss), net of tax:
  Translation adjustments.......       64      (20)     180      278       245
                                  -------  -------  -------  -------  --------
Comprehensive (loss)............  $(8,692) $(6,865) $(6,678) $(5,210) $(27,410)
                                  =======  =======  =======  =======  ========
Basic and diluted net earnings
 (loss) per common share
 attributable to common
 stockholders:
  (Loss) from continuing
   operations...................  $ (3.56) $(37.37) $(19.15) $(16.09) $  (5.88)
  Earnings/(loss) from
   discontinued operations......    (5.96)  (17.39)    0.66     0.89      0.35
                                  -------  -------  -------  -------  --------
Basic and diluted net (loss) per
 common share attributable to
 common stockholders............  $ (9.52) $(54.76) $(18.49) $(15.20) $  (5.53)
                                  =======  =======  =======  =======  ========
Number of shares used in
 calculation of basic and
 diluted net (loss) per share...      920      125      371      361     4,997
                                  =======  =======  =======  =======  ========
Basic and diluted pro forma net
 (loss) per share...............                    $ (0.96)          $  (2.49)
                                                    =======           ========
Shares used in computing pro
 forma basic and diluted net
 (loss) per share...............                      5,843              6,226
                                                    =======           ========

   The accompanying notes are an integral part of these financial statements.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                         (FORMERLY NEURON DATA, INC.)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                   (in thousands, except per share amounts)

                     Mandatorily     Series B      Series AA     Series BB
                      Redeemable    Convertible   Convertible   Convertible
                      Preferred      Preferred     Preferred     Preferred                                Notes
                        Stock          Stock         Stock         Stock     Common Stock   Additional  Receivable  Cumulative
                    -------------- ------------- ------------- ------------- --------------  Paid-In       from     Translation
                    Shares Amount  Shares Amount Shares Amount Shares Amount Shares  Amount  Capital   Stockholders Adjustment
                    ------ ------- ------ ------ ------ ------ ------ ------ ------  ------ ---------- ------------ -----------
Balances at April
 1, 1996..........    942  $ 3,275    --   $--     --    $ --    --    $ --   2,254   $--     $  395       $ --        $ 66
  Issuance of
   Common Stock
   pursuant to
   exercise of
   options........     --       --    --    --     --      --    --      --     148    --        102        (70)         --
  Issuance of
   Series D
   Preferred Stock
   at $5.60, net
   of Series E
   Preferred Stock
   warrants and
   issuance costs
   of $144........  1,071    4,791    --    --     --      --    --      --      --    --         --         --          --
  Issuance of
   Series E
   Preferred Stock
   warrants.......     --    1,064    --    --     --      --    --      --      --    --         --         --          --
  Conversion of
   Common Stock to
   Series B
   Preferred
   Stock..........     --       -- 2,268    --     --      --    --      --  (2,270)   --         --         --          --
  Issuance of
   Series B
   Preferred Stock
   pursuant to
   exercise of
   options........     --       --     4    --     --      --    --      --      --    --          7         --          --
  Issuance of
   Common Stock
   warrants.......     --       --    --    --     --      --    --      --      --    --        385         --          --
  Issuance of
   Common Stock
   related to
   acquisition....     --       --    --    --     --      --    --      --     100    --         56         --          --
  Accretion of
   Mandatorily
   Redeemable
   Preferred Stock
   to redemption
   value..........     --      554    --    --     --      --    --      --      --    --       (554)        --          --
  Net loss........     --       --    --    --     --      --    --      --      --    --         --         --          --
  Cumulative
   translation
   adjustment.....     --       --    --    --     --      --    --      --      --    --         --         --          64
                    -----  ------- -----   ---    ---    ----   ---    ----  ------   ---     ------       ----        ----
Balances at March
 31, 1997.........  2,013  $ 9,684 2,272   $--     --    $ --    --    $ --     232   $--     $  391       $(70)       $130
  Issuance of
   Common Stock
   pursuant to
   exercise of
   options........     --       --    --    --     --      --    --      --     172    --         97         --          --
  Repurchase of
   Common Stock...     --       --    --    --     --      --    --      --      (1)   --         (1)        --          --
  Issuance of
   Series F
   Preferred Stock
   at $7.72, net
   of issuance
   costs of $100..    972    7,400    --    --     --      --    --      --      --    --         --         --          --
  Conversion of
   bridge loan to
   Series F
   Preferred
   Stock..........    194    1,500    --    --     --      --    --      --      --    --         --         --          --
  Issuance of
   Series B
   Preferred Stock
   pursuant to
   exercise of
   options........     --              1    --     --      --    --      --      --    --          1         --          --
  Accretion of
   Mandatorily
   Redeemable
   Preferred Stock
   to redemption
   value..........     --    1,040    --    --     --      --    --      --      --    --     (1,040)        --          --
  Net loss........     --       --    --    --     --      --    --      --      --    --         --         --          --
  Cumulative
   translation
   adjustment.....     --       --    --    --     --      --    --      --      --    --         --         --         (20)
                    -----  ------- -----   ---    ---    ----   ---    ----  ------   ---     ------       ----        ----
Balances at March
 31, 1998.........  3,179  $19,624 2,273   $--     --    $ --    --    $ --     403   $--     $ (552)      $(70)       $110
                    =====  ======= =====   ===    ===    ====   ===    ====  ======   ===     ======       ====        ====
                                                 Total
                                             Stockholders'
                      Unearned   Accumulated    Equity
                    Compensation   Deficit     (Deficit)
                    ------------ ----------- -------------
Balances at April
 1, 1996..........      $ --      $ (3,044)    $ (2,583)
  Issuance of
   Common Stock
   pursuant to
   exercise of
   options........        --            --           32
  Issuance of
   Series D
   Preferred Stock
   at $5.60, net
   of Series E
   Preferred Stock
   warrants and
   issuance costs
   of $144........        --            --           --
  Issuance of
   Series E
   Preferred Stock
   warrants.......        --            --           --
  Conversion of
   Common Stock to
   Series B
   Preferred
   Stock..........        --            --           --
  Issuance of
   Series B
   Preferred Stock
   pursuant to
   exercise of
   options........        --            --            7
  Issuance of
   Common Stock
   warrants.......        --            --          385
  Issuance of
   Common Stock
   related to
   acquisition....        --            --           56
  Accretion of
   Mandatorily
   Redeemable
   Preferred Stock
   to redemption
   value..........        --            --         (554)
  Net loss........        --        (8,202)      (8,202)
  Cumulative
   translation
   adjustment.....        --            --           64
                    ------------ ----------- -------------
Balances at March
 31, 1997.........      $ --      $(11,246)    $(10,795)
  Issuance of
   Common Stock
   pursuant to
   exercise of
   options........        --            --           97
  Repurchase of
   Common Stock...        --            --           (1)
  Issuance of
   Series F
   Preferred Stock
   at $7.72, net
   of issuance
   costs of $100..        --            --           --
  Conversion of
   bridge loan to
   Series F
   Preferred
   Stock..........        --            --           --
  Issuance of
   Series B
   Preferred Stock
   pursuant to
   exercise of
   options........        --            --            1
  Accretion of
   Mandatorily
   Redeemable
   Preferred Stock
   to redemption
   value..........        --                     (1,040)
  Net loss........        --        (5,805)      (5,805)
  Cumulative
   translation
   adjustment.....        --            --          (20)
                    ------------ ----------- -------------
Balances at March
 31, 1998.........      $ --      $(17,051)    $(17,563)
                    ============ =========== =============

  The accompanying notes are an integral part of these financial statements.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                         (FORMERLY NEURON DATA, INC.)

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)--(Continued)
                   (in thousands, except per share amounts)

                    Mandatorily       Series B       Series AA     Series BB
                     Redeemable      Convertible    Convertible   Convertible
                     Preferred        Preferred      Preferred     Preferred                                Notes
                       Stock            Stock          Stock         Stock     Common Stock   Additional Receivable  Cumulative
                   ---------------  -------------- ------------- ------------- --------------  Paid-In      from     Translation
                   Shares  Amount   Shares  Amount Shares Amount Shares Amount Shares  Amount  Capital   Stockholder Adjustment
                   ------  -------  ------  ------ ------ ------ ------ ------ ------  ------ ---------- ----------- -----------
Balances at March
31, 1998.........   3,179  $19,624   2,273   $ --     --   $ --     --   $--     403    $ --   $  (552)     $ (70)      $ 110
 Issuance of
 Common Stock
 pursuant to
 exercise of
 options.........      --       --      --     --     --     --     --    --      98      --        56         --          --
 Issuance of
 Common Stock....      --       --      --     --     --     --     --    --       1      --        --         --          --
 Repurchase of
 Common Stock....      --       --      --     --     --     --     --    --    (158)     --       (88)        70          --
 Accretion of
 Mandatorily
 Redeemable
 Preferred Stock
 to redemption
 value...........      --    1,258      --     --     --     --     --    --      --      --    (1,258)        --          --
 Net loss........      --       --      --     --     --     --     --    --      --      --        --         --          --
 Cumulative
 translation
 adjustment......      --       --      --     --     --     --     --    --      --      --        --         --         180
                   ------  -------  ------   ----  -----   ----  -----   ---   -----    ----   -------      -----       -----
Balances at March
31, 1999.........   3,179   20,882   2,273   $ --     --   $ --     --   $--     344    $ --   $(1,842)     $  --       $ 290
 Issuance of
 Common Stock
 pursuant to
 exercise of
 options.........      --       --      --     --     --     --     --    --     778      --       171         --          --
 Issuance of
 Common Stock
 pursuant to
 conversion of
 Series E
 warrants........      --       --      --     --     --     --     --    --     356      --        36         --          --
 Accretion of
 Mandatorily
 Redeemable
 Preferred Stock
 to redemption
 value...........      --      442      --     --     --     --     --    --      --      --      (442)        --          --
 Beneficial
 Conversion
 Feature.........      --       --      --     --     --     --     --    --      --      --    11,739         --          --
 Adjustment of
 Mandatorily
 Redeemable
 Preferred Stock
 Series C per
 anti-dilution
 provision.......      20       --      --     --     --     --     --    --      --      --        --         --          --
 Conversion of
 Mandatorily
 Redeemable
 Preferred Stock
 to Common
 Stock...........  (3,199) (21,324)     --     --     --     --     --    --   3,199       1    21,323         --          --
 Conversion of
 Series B Stock
 to Common
 Stock...........      --       --  (2,273)    --     --     --     --    --   2,273      --        --         --          --
 Issuance of
 Series AA
 Preferred Stock
 at $0.54 per
 share, net of
 issuance costs
 of $141.........      --       --      --     --  8,416      1     --    --      --      --     4,403         --          --
 Issuance of
 Series BB
 Preferred Stock
 at $7.14 .......      --       --      --     --     --     --  1,953    --      --      --    13,943         --          --
 Unearned
 compensation....      --       --      --     --     --     --     --    --      --      --    32,733         --          --
 Amortization of
 unearned
 compensation....      --       --      --     --     --     --     --    --      --      --        --         --          --
 Net loss........      --       --      --     --     --     --     --    --      --      --        --         --          --
 Cumulative
 translation
 adjustment......      --       --      --     --     --     --     --    --      --      --        --         --         245
                   ------  -------  ------   ----  -----   ----  -----   ---   -----    ----   -------      -----       -----
Balances at
December 31,
1999,
(unaudited)......      --  $    --      --   $ --  8,416   $  1  1,953   $--   6,950    $  1   $82,064      $  --       $ 535
                   ======  =======  ======   ====  =====   ====  =====   ===   =====    ====   =======      =====       =====
                                                Total
                                            Stockholders'
                     Unearned   Accumulated    Equity
                   Compensation   Deficit     (Deficit)
                   ------------ ----------- -------------
Balances at March
31, 1998.........    $     --    $(17,051)    $(17,563)
 Issuance of
 Common Stock
 pursuant to
 exercise of
 options.........          --          --           56
 Issuance of
 Common Stock....          --          --           --
 Repurchase of
 Common Stock....          --          --          (18)
 Accretion of
 Mandatorily
 Redeemable
 Preferred Stock
 to redemption
 value...........          --          --       (1,258)
 Net loss........          --      (5,600)      (5,600)
 Cumulative
 translation
 adjustment......          --          --          180
                   ------------ ----------- -------------
Balances at March
31, 1999.........    $     --    $(22,651)    $(24,203)
 Issuance of
 Common Stock
 pursuant to
 exercise of
 options.........          --          --          171
 Issuance of
 Common Stock
 pursuant to
 conversion of
 Series E
 warrants........          --          --           36
 Accretion of
 Mandatorily
 Redeemable
 Preferred Stock
 to redemption
 value...........          --          --         (442)
 Beneficial
 Conversion
 Feature.........          --     (11,739)          --
 Adjustment of
 Mandatorily
 Redeemable
 Preferred Stock
 Series C per
 anti-dilution
 provision.......          --          --           --
 Conversion of
 Mandatorily
 Redeemable
 Preferred Stock
 to Common
 Stock...........          --          --       21,324
 Conversion of
 Series B Stock
 to Common
 Stock...........          --          --           --
 Issuance of
 Series AA
 Preferred Stock
 at $0.54 per
 share, net of
 issuance costs
 of $141.........          --          --        4,404
 Issuance of
 Series BB
 Preferred Stock
 at $7.14 .......          --          --       13,943
 Unearned
 compensation....     (32,733)         --           --
 Amortization of
 unearned
 compensation....      12,050          --       12,050
 Net loss........          --     (15,474)     (15,474)
 Cumulative
 translation
 adjustment......          --          --          245
                   ------------ ----------- -------------
Balances at
December 31,
1999,
(unaudited)......    $(20,683)   $(49,864)    $ 12,054
                   ============ =========== =============

  The accompanying notes are an integral part of these financial statements.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (in thousands, except per share amounts)

                                                             Nine Months Ended
                                   Years Ended March 31,        December 31,
                                  -------------------------  -------------------
                                   1997     1998     1999      1998      1999
                                  -------  -------  -------  --------  ---------
Cash flows from operating
activities:                                                     (unaudited)
Net loss........................  $(8,202) $(5,805) $(5,600) $ (4,437) $ (15,474)
Add (deduct) loss (income) from
  discontinued operations.......    5,479    2,174     (248)     (319)    (1,767)
                                  -------  -------  -------  --------  ---------
Loss from continuing
  operations....................   (2,723)  (3,631)  (5,848)   (4,756)   (17,241)
Adjustments to reconcile net
  loss to net cash used in
  operating activities:
  Bridge loan interest
    converted to equity.........       --       --       96        --         --
  Depreciation and
    amortization................    1,075      868      899       548        417
  Amortization of stock-based
    compensation................       --       --       --        --     12,050
  Amortization of debt
    discount....................       77       --       --        --         --
  Write-off of in process
    research and development....      259       --       --        --         --
  Loss on write-off of
    equipment...................       --       --      129        --         71
  Capital Lease for
    construction-in-progress....       --       --       --        --         40
  Changes in assets and
    liabilities:
     Accounts receivable........     (467)  (1,579)    (557)      343     (1,114)
     Income taxes refund
       receivable...............     (259)      (4)      27        27         --
     Prepaid expenses and
       other....................       (2)     417     (533)     (615)      (136)
     Accounts payable...........      (96)     (31)       7      (611)        (2)
     Other accrued expenses.....      583     (255)    (757)    1,945        746
     Deferred revenue...........     (356)    (569)     (95)     (957)       261
     Deferred income taxes......      265       --       --        --         --
     Deposits and other assets..       --               260       244        (40)
     Other long-term
       liabilities..............       --       --       --        --         --
                                  -------  -------  -------  --------  ---------
Net cash used in continuing
  operations....................   (1,644)  (4,784)  (6,372)   (3,832)    (4,948)
Net cash (used in) provided by
  discontinued operations.......   (2,310)    (294)   2,061       160      1,700
                                  -------  -------  -------  --------  ---------
       Net cash used in
         operating activities...   (3,954)  (5,078)  (4,311)   (3,672)    (3,248)
                                  -------  -------  -------  --------  ---------
Cash flows from investing
  activities:
Capital expenditures............     (321)    (140)    (779)     (391)       (60)
Acquisition.....................     (130)      --       --        --         --
                                  -------  -------  -------  --------  ---------
       Net cash used in
         investing activities...     (451)    (140)    (779)     (391)       (60)
                                  -------  -------  -------  --------  ---------
Cash flows from financing
  activities:
Proceeds from note payable......       --       --      129        --         --
Repayment of note payable.......       --       --       --        --       (129)
Payments of principal under
  capital lease financing.......     (685)    (442)    (172)     (162)      (215)
Bank borrowings, net............      273    1,327   (1,047)       40      1,027
Repayment of note payable to
  stockholder...................       --     (310)      --        --         --
Proceeds from issuance of Common
  Stock.........................       32       96       56        49        172
Repurchase of Common Stock......       --       (1)     (18)       --         --
Proceeds from issuance of
  Preferred Stock, Series B (net
  of issuance costs)............       --        1       --        --         --
Proceeds from issuance of
  Preferred Stock, Series D and
  Series E warrants (net of
  issuance costs)...............    5,862       --       --        --         36
Proceeds from issuance of
  Preferred Stock, Series F (net
  of issuance costs)............       --    7,400       --        --         --
Proceeds from issuance of
  Preferred Stock, Series AA
  (net of issuance costs).......       --       --       --        --      2,860
Proceeds from issuance of
  Preferred Stock, Series BB....       --       --       --        --     13,943
Proceeds from bridge loan.......       --    1,500    1,500        --         --
Increase in restricted cash.....       --       --       --        --       (434)
                                  -------  -------  -------  --------  ---------
       Net cash provided by
         (used in) financing
         activities.............    5,482    9,571      448       (73)    17,260
                                  -------  -------  -------  --------  ---------
Effect of exchange rate changes
  in cash.......................       64      (20)     180       278        245
                                  -------  -------  -------  --------  ---------
Net increase (decrease) in cash
  and cash equivalents..........    1,141    4,333   (4,462)   (3,858)    14,197
Cash and cash equivalents at
  beginning of period...........    1,117    2,258    6,591     6,591      2,129
                                  -------  -------  -------  --------  ---------
Cash and cash equivalents at end
  of period.....................  $ 2,258  $ 6,591  $ 2,129  $  2,733  $  16,326
                                  =======  =======  =======  ========  =========
Supplemental disclosures of cash
  flow information:
Cash paid during the year:
  Interest......................  $   435  $   692  $   202  $    149  $     217
Notes receivable from
  (cancellation of) stockholder
  note in exchange for Common
  Stock.........................  $    70  $    --  $   (70) $     --  $      --
Assets acquired under capital
  lease obligations.............  $   205  $    --  $    --  $     --  $     468
Issuance of Common Stock
  warrants in connection with
  debt..........................  $   385  $    --  $    --  $     --  $      --
Issuance of Common Stock related
  to acquisition................  $    56  $    --  $    --  $     --  $      --
Conversion of Common Stock to
  Series B Preferred Stock......  $   423  $    --  $    --  $     --  $      --
Accretion of cumulative
  dividends on Preferred Stock..  $   554  $ 1,040  $ 1,258  $    629  $     442
Unearned compensation related to
  stock option grants...........  $    --  $    --  $    --  $     --  $ (32,733)
Conversion of bridge loan to
  Preferred Stock...............  $    --  $ 1,500  $    --  $     --  $   1,596
Conversion of Mandatorily
  Redeemable Preferred Stock to
  Common Stock..................  $    --  $    --  $    --  $     --  $  20,882
Write-off of property and
  equipment.....................  $  (734) $    --  $(3,761) $ (2,676) $    (472)

   The accompanying notes are an integral part of these financial statements.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Information Relating to the Nine Months Ended
                    December 31, 1998 and 1999 is Unaudited)

NOTE 1--FORMATION AND BUSINESS OF THE COMPANY:

    Blaze Software, Inc. ("Blaze Software") was incorporated in California on June 4, 1985 as Neuron Data, Inc. Its principal activities include the development and licensing of infrastructure software that enables adaptable and personalized interactions that are consistent across all company communication channels, or touch points. This software enables companies to implement their policies, practices and procedures, or business rules in e-business applications across multiple touch points. Blaze Software also provides related maintenance and consulting services. Blaze Software markets its products to a wide range of customers mainly in North America, Europe, and Japan primarily through a direct sales force.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principals of consolidation

    The consolidated financial statements include the accounts of Blaze Software, Inc. and its wholly owned subsidiaries, Blaze Software GmbH, Blaze Software S.A.R.L., Blaze Software (UK) Ltd and Blaze Software Japan, Inc. (together, "Blaze Software"). All material intercompany balances and transactions have been eliminated.

 Interim consolidated financial statements (unaudited)

    The consolidated financial statements as of December 31, 1999 and for the nine months ended December 31, 1998 and 1999 together with the related notes are unaudited but have been prepared in accordance with generally accepted accounting principles for interim consolidated financial statements and the rules of the Securities and Exchange Commission and do not include all disclosures required by generally accepted accounting principles for consolidated annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

 Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Foreign currency translation

    The functional currency of Blaze Software's subsidiaries is the local currency. Accordingly, Blaze Software applies the current exchange rate to translate the subsidiaries' assets and liabilities and the weighted average exchange rate to translate the subsidiaries' revenues, expenses, gains and losses into U.S. dollars. Translation adjustments are included as a separate component of comprehensive income within stockholders' deficit in the accompanying consolidated financial statements.

 Cash and cash equivalents

    Blaze Software considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Business risk and concentration of credit risk

    Blaze Software currently operates in a single business segment and revenue from continuing operations is principally attributable to the sale of software products and related maintenance, consulting and training services which are characterized by rapid technological advances, changes in customer requirements and industry standards. Any failure by Blaze Software to anticipate or to respond adequately to technological changes in its industry, changes in customer requirements or changes in industry standards, could have a material adverse effect on Blaze Software's business and operating results.

    Financial instruments which potentially subject Blaze Software to concentrations of credit risk consist primarily of temporary cash investments, including money market accounts. Blaze Software places its temporary cash investments with two major financial institutions. Deposits at any point in time may exceed the federally insured limits. Blaze Software performs ongoing credit evaluations of its customers' financial condition and does not require collateral. Blaze Software maintains allowances for potential credit losses and such losses have been within management's expectations.

    As of March 31, 1998, 1999 and December 31, 1999 (unaudited), there was one customer that accounted for 13%, 12% and 12% of the aggregate accounts receivable balance, respectively. No customer accounted for 10% or more of aggregate revenues in fiscal years 1997 and 1998. For the fiscal year 1999 and the nine months ended December 31, 1999 (unaudited), one customer accounted for 19% and 25% of the aggregate revenues, respectively.

 Fair value of financial instruments

    Carrying amounts of certain Blaze Software's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturities. Based upon borrowing rates currently available to Blaze Software for loans with similar terms, the carrying value of capital lease obligations approximate fair value.

 Property and equipment

    Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, generally three to five years. Leased assets are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term.

    Maintenance and repairs are charged to expense as incurred. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

 Impairment of long-lived assets

    Blaze Software evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

 Revenue recognition

    Blaze Software's revenues are derived from two sources; product license revenues and service revenues. Product license revenues are derived from product sales to end users and independent software vendors as well

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

as royalties from independent software vendors. Service revenues are derived from providing consulting and training, maintenance and support services to end users.

    Blaze Software recognizes revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective July 1, 1998. License revenues from sales to end users and systems integrators are recognized upon shipment of the product, if an executed agreement or purchase order has been received, the fee is fixed and determinable and collection is deemed probable. If an acceptance period is provided, revenue is recognized upon the earlier of customer acceptance or the expiration of that period. For enterprise application vendors, Blaze Software receives quarterly reports from these vendors on sell-through of Blaze Software products to end users. Blaze Software recognizes royalty revenues upon receipt of the quarterly reports from vendors. For sales made through distributors, Blaze Software recognizes revenues upon shipment of the product, if an executed agreement or purchase order has been received, the fee is fixed and determinable, collection is deemed probable, and the distributor has identified an end-user for the product. In those instances where a distributor has not identified a valid end-user for the product, the revenue is deferred. Distributors have no right of return.

    For contracts with multiple obligations (e.g., product licenses, maintenance and other services), Blaze Software allocates revenue to each component of the contract based on objective evidence of its fair value, which is based on the price when each component is sold separately, or when not sold separately, the price established by management. Blaze Software recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met.

    Service revenues from consulting, installation and training are recognized as the related services are performed collectibility is probable and Blaze Software has received notification of acceptance from the customer or the acceptance period has elapsed. Revenues from maintenance and support agreements, which includes product updates, are deferred and recognized on a straight-line basis over the term of the related agreement. Payments of maintenance fees are generally made in advance and are nonrefundable.

    Prior to the adoption of SOP 97-2, Blaze Software recognized revenue from the sale of products upon shipment if remaining obligations were insignificant, collection of resulting accounts receivable was probable and product returns reasonably estimable.

 Advertising

    Blaze Software expenses advertising costs as they are incurred. Advertising expense for the years ended March 1997, 1998 and 1999 was $679,000, $1,071,000 and $431,000, respectively, and for the nine months ended December 31, 1999 (unaudited) was $412,000.

 Income taxes

    Blaze Software accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not the deferred tax asset will not be realized.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Stock-based compensation

    Blaze Software has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("SFAS No. 123"). Blaze Software accounts for stock-based compensation using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB No. 25") and, accordingly, pro forma disclosures required under SFAS No. 123 have been presented (See Note 7). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the deemed fair value of Blaze Software's common stock and the exercise price. Additionally, pursuant to SFAS No. 123, common stock issued to non-employees is accounted for at the fair value of the equity instruments issued, or at the fair value of the consideration received, whichever is more reliably measurable.

 Research and development expenditures

    Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. To date, attaining technological feasibility of Blaze Software's products and general release have substantially coincided. As a result, Blaze Software has not capitalized any software development costs.

 Net loss per share

    Blaze Software computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, ("SFAS No. 128"). Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Options, warrants, mandatorily redeemable preferred stock and convertible preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    A reconciliation of shares used in the calculation of basic and diluted net loss per share follows (in thousands, except per share amounts):

                                                               Nine Months
                                                                  Ended
                                   Years Ended March 31,       December 31,
                                  -------------------------  -----------------
                                   1997     1998     1999     1998      1999
                                  -------  -------  -------  -------  --------
                                                               (unaudited)
Basic and diluted net loss per
 share:
Numerator:
 Net loss from continuing
  operations..................... $(2,723) $(3,631) $(5,848) $(4,756) $(17,241)
 Accretion of mandatorily
  redeemable preferred stock to
  redemption value...............    (554)  (1,040)  (1,258)  (1,051)     (442)
 Beneficial conversion feature of
  preferred stock................      --       --       --       --   (11,739)
                                  -------  -------  -------  -------  --------
 Net loss from continuing
  operations attributable to
  common stockholders............  (3,277)  (4,671)  (7,106)  (5,807)  (29,422)
 Income (loss) from operations of
  discontinued user interface
  business.......................  (5,479)  (2,174)     248      319     1,767
                                  -------  -------  -------  -------  --------
 Loss attributable to common
  stockholders................... $(8,756) $(6,845) $(6,858) $(5,488) $(27,655)
                                  =======  =======  =======  =======  ========
Denominator:
 Weighted average common shares
  outstanding....................     993      283      444      397     5,016
 Weighted average unvested common
  shares subject to repurchase...     (73)    (158)     (73)     (36)      (19)
                                  -------  -------  -------  -------  --------
 Denominator for basic and
  diluted calculation............     920      125      371      361     4,997
                                  =======  =======  =======  =======  ========
 Basic and diluted net loss per
  share attributable to common
  stockholders................... $ (9.52) $(54.76) $(18.49) $(15.20) $  (5.53)
                                  =======  =======  =======  =======  ========
 Antidilutive securities
  including options, warrants and
  preferred stock not included in
  net loss per share
  calculations...................   6,260    7,502    7,392    7,185    14,658
                                  =======  =======  =======  =======  ========

 Pro forma net loss per share (unaudited)

    Pro forma net loss per share for the year ended March 31, 1999 and the nine months ended December 31, 1999, is computed using the weighted average number of common shares outstanding, including the pro forma effects of the conversion of mandatory redeemable convertible preferred stock and preferred stock into common stock on an as-if-converted basis. Pro forma diluted net loss per share is computed using the pro forma weighted average number of common and common equivalent shares outstanding. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants, are not included in pro forma diluted net loss per share as such shares are antidilutive.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    The following table sets forth the computation of pro forma basic and diluted net loss per share (unaudited) (in thousands, except per share amounts):

                                                                   Nine Months
                                                        Year Ended    Ended
                                                        March 31,  December 31,
                                                           1999        1999
                                                        ---------- ------------
   Numerator:
     Net loss.........................................   $(5,600)    $(15,474)
                                                         =======     ========
   Denominator:
     Shares used in computing basic and diluted net
       loss per share.................................       371        4,997
     Adjustment to reflect assumed conversion of all
       preferred stock from date of issuance..........     5,472        1,229
                                                         -------     --------
   Shares used in computing pro forma basic and
     diluted net loss per share.......................     5,843        6,226
                                                         =======     ========
   Basic and diluted pro forma net loss per share.....   $ (0.96)    $  (2.49)
                                                         =======     ========
   Antidilutive securities including options and
     warrants not included in pro forma net loss per
     share calculation................................     1,666        4,290
                                                         =======     ========

 Recent accounting pronouncements

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, ("SOP 98-1"), which requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Blaze Software does not expect that the adoption of SOP 98-1 will have a material impact on its financial statements and related disclosures.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"), which requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Blaze Software believes the adoption of SOP 98-5 will not have a material impact on its results of operations.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 is effective for fiscal years beginning after June 15, 2000. Blaze Software is assessing the potential impact of this pronouncement on the financial statements; however, they do not expect any significant impact.

    In December 1998, AcSEC released Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition ("SOP 98-9"), with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. Blaze Software does not expect that the adoption of SOP 98-9 will have a material impact on its financial statements.

NOTE 3--DISCONTINUED OPERATIONS:

    In December 1999, the Company's Board of Directors resolved to discontinue Blaze Software's entire user interface line of business. The Company expects that it will sell the user interface business within twelve months. The accompanying financial statements have been prepared to reflect the historical results of operations and cash flows of the user interface business as discontinued operations for all periods presented.

 Balance sheet data (in thousands)

                                                     As of March
                                                         31,
                                                    --------------  December 31,
                                                     1998    1999       1999
                                                    ------  ------  ------------
                                                                    (unaudited)
   Current assets.................................. $3,609  $1,183     $1,267
   Current liabilities.............................   (441)    (70)       (87)
                                                    ------  ------     ------
   Net assets of discontinued operations........... $3,168  $1,113     $1,180
                                                    ======  ======     ======

    The current assets and current liabilities noted above comprise accounts receivable and accounts payable, respectively.

 Income statement data (in thousands)

                                                               Nine Months
                                                             Ended December
                                     As of March 31,               31,
                                ---------------------------  ----------------
                                  1997      1998     1999     1998     1999
                                --------  --------  -------  -------  -------
                                                               (unaudited)
   Revenues.................... $ 21,896  $ 18,313  $ 9,094  $ 7,254  $ 3,802
   Costs and expenses..........  (27,375)  (20,487)  (8,846)  (6,935)  (2,035)
                                --------  --------  -------  -------  -------
   (Loss) income from
     discontinued operations... $ (5,479) $ (2,174) $   248  $   319  $ 1,767
                                ========  ========  =======  =======  =======

 Cash flow data

                                                                 Nine Months
                                                                    Ended
                                           As of March 31,      December 31,
                                         ---------------------- -------------
                                          1997    1998    1999  1998   1999
                                         -------  -----  ------ -------------
                                                                 (unaudited)
   Net cash (used in) provided by
     discontinued operations............ $(2,310) $(294) $2,061 $ 160 $ 1,700
                                         =======  =====  ====== ===== =======

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 4--PROPERTY AND EQUIPMENT:

    Property and equipment consists of the following (in thousands):

                                                As of March 31,
                                                ----------------  December 31,
                                                 1998     1999        1999
                                                -------  -------  ------------
                                                                  (unaudited)
   Computer equipment.......................... $ 3,969  $ 1,626    $ 1,929
   Furniture and fixtures......................     882      337        226
   Leasehold improvements......................     377      412        347
                                                -------  -------    -------
                                                  5,228    2,375      2,502
   Less: accumulated depreciation and
     amortization..............................  (4,193)  (1,589)    (1,637)
                                                -------  -------    -------
                                                $ 1,035  $   786    $   865
                                                =======  =======    =======

    Depreciation expense for the year ended March 31, 1997, 1998 and 1999 was $1,075,000, $868,000 and $899,000, respectively and $417,000 (unaudited) for the nine months ended December 31, 1999.

    Property and equipment under capital leases, included in the above table, consist of the following (in thousands):

                                                   As of March
                                                       31,
                                                  --------------  December 31,
                                                   1998    1999       1999
                                                  -------  -----  ------------
                                                                  (unaudited)
   Computer equipment............................ $ 1,968  $ 268     $ 705
   Less: accumulated depreciation and
     amortization................................  (1,751)  (206)     (271)
                                                  -------  -----     -----
                                                  $   217  $  62     $ 434
                                                  =======  =====     =====

NOTE 5--BANK BORROWINGS:

    Blaze Software has a line of credit facility with Coast Business Credit, a division of Southern Pacific Bank, whereby Blaze Software may borrow up to 80% of eligible United States and United Kingdom accounts receivable with a maximum borrowing of $5,000,000. Borrowings under the facility bear interest at the prime rate plus 3% (10.75% as of March 31, 1999) and are collateralized by certain assets of Blaze Software. The facility expires on March 1, 2000. As of March 31, 1998 and 1999, Blaze Software had borrowed $2,678,000 and $1,631,000, respectively, under this facility.

    On November 10, 1998, Blaze Software entered into a bridge loan agreement with several of its existing investors totaling $1.5 million. The loan bore interest at the rate of 25%, was subordinated to the agreement between Blaze Software and Coast Business Credit, and was collateralized by certain assets of Blaze Software. The bridge loan was converted into 2,777,778 shares of Series AA Preferred Stock on June 1, 1999.

NOTE 6--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

    In June and September 1999, Blaze Software issued a total of 8,416,000 shares of Series AA preferred stock and converted all of its outstanding mandatorily redeemable preferred stock into common stock at the applicable conversion rates. See Note 12, Subsequent Events, for details of conversion.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    Mandatorily redeemable convertible preferred stock and warrants to purchase mandatorily redeemable convertible preferred stock, as of March 31, 1999, was comprised of the following (in thousands):

                                                                     Change in
                                                                     Carrying
                                                                   Value for the
                                                                    Year-Ended
                                                                     March 31,
                         Shares   Issued and  Carrying Liquidation -------------
         Series        Authorized Outstanding  Value      Value     1999   1998
   ------------------  ---------- ----------- -------- ----------- ------ ------
   A.................      500         500    $   294    $ 3,092   $   18 $   26
   C.................      442         442      3,563      6,030      218    320
   D.................    1,071       1,071      6,124     12,994      399    797
   E (Warrants)......      357          --      1,064         --       --     --
   F.................    1,166       1,166      9,837     16,224      623  8,797
                         -----       -----    -------    -------   ------ ------
     Total...........    3,536       3,179    $20,882    $38,340   $1,258 $9,940
                         =====       =====    =======    =======   ====== ======

 Warrants

    All preferred stock had certain registration rights and antidilution protection. A warrant to purchase up to $2,000,000 of Series E preferred stock at an exercise price of $6.90 per share, or at $5.60 if specified operating results were not met, was issued as part of the Series D preferred stock financing and was valued at $1,064,000, its estimated fair market value at the date of issuance using the Black-Scholes option pricing model. The estimated fair value was allocated from the proceeds of the Series D preferred stock financing. The assumptions used for the Black-Scholes option pricing model were a three year life, a 75% volatility, a 6.5% risk-free interest rate and a zero dividend yield. These warrants for preferred stock converted into warrants for common stock as part of the Series AA preferred stock financing (see Note 12 for further details) and were subsequently exercised.

 Conversion

    Each share of Series A, C, D, E, and F preferred stock was convertible into common stock on a one-for-one basis, subject to certain antidilution provisions. Conversion was at the option of the stockholder or automatic upon the closing of an initial public offering of Blaze Software's common stock at a price equal to or exceeding $17.25 per share and aggregate proceeds of at least $7,500,000 or by written consent or agreement of the holders of at least two-thirds of the outstanding shares of Series D, E, and F preferred stock voting together. In addition, each share of Series A, C, D, E, and F preferred stock was convertible, at the option of the holder, into common stock on a one-for-one basis, except for Series C which is on a 1:1.04 basis.

 Dividends

    The holders of the Series A, C, D, E, and F mandatorily redeemable convertible preferred stock were entitled to receive cumulative dividends in preference to any declaration or payment of dividend on Series B convertible preferred stock or common stock, at the rate of $0.03, $0.414, $0.336, $0.336, and $0.4632 per share per annum, respectively, before June 26, 2001, and at the rate of $0.06, $0.828, $0.672, $0.672, and $0.9264 per share per annum, respectively, on or after June 26, 2001. Such dividends accrued from June 26, 1996, or from the date of issuance in the case of Series E and F, and were payable when and if declared by Blaze Software's Board of Directors. Any accumulation of dividends did not bear interest. No dividends were declared or paid in fiscal 1998 or 1999.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Voting rights

    The holder of each share of Series A, Series C, Series D, Series E and Series F mandatorily redeemable convertible preferred stock had the right to one vote for each share of common stock into which such Series A, Series C, Series D, Series E and Series F preferred stock could then be converted, and with respect to such vote, such stockholder had full voting rights and powers equal to the voting rights and powers of the holders of common stock, and were entitled to notice of any stockholders' meeting in accordance with the bylaws of the corporation, and were entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

 Liquidation

    Upon the occurrence of a liquidation event, such as a dissolution of Blaze Software or by merger or sale of assets, the available assets of Blaze Software would be distributed first to the holders of Series C, D, E and F mandatorily redeemable convertible preferred stock until they receive the amount per share for which each such series was originally purchased plus any accrued dividends. Holders of Series A mandatorily redeemable convertible preferred stock were then entitled to receive the amount per share for which each such series was originally purchased plus any accrued dividends. The remaining assets were to be split equally among the holders of Series A, B, C, D, E and F preferred stock until holders of each share of Series B preferred stock had received an amount per share equal to $5.60.

    The aggregate liquidation preferences for the mandatorily redeemable convertible preferred stock as described in the preceding paragraph totaled $38,339,753 as of March 31, 1999. If assets of Blaze Software remained available for distribution after such preferences have been satisfied, such remaining assets would have been distributed among the holders of Series A, B, C, D, E and F preferred stock and common stock pro rata based on the "as if converted" number of common stock shares.

 Redemption

    Blaze Software was required to redeem the Series A, C, D, E, and F mandatorily redeemable convertible preferred stock in three annual installments beginning on December 16, 2002, and continuing thereafter on December 16, 2003 and 2004. Blaze Software was to make payments equal to $0.50, $6.90, $5.60, $5.60 and $7.72 per share plus all accrued but unpaid dividends on the Series A, C, D, E, and F mandatorily redeemable convertible preferred stock, respectively. Blaze Software may have redeemed at any time, in whole or in part, the Series A, C, D, E, and F mandatorily redeemable convertible preferred stock at $0.50, $6.90, $5.60, $5.60 and $7.72 per share, respectively. The Series A, C, D, E and F mandatorily redeemable convertible stock was being accreted to redemption value using the interest method to calculate the charge to additional paid-in capital.

    The following table summarizes the redemption obligations related to the mandatorily redeemable preferred stock as at March 31, 1999 (in thousands):

                                          A     C      D     E      F     Total
                                         ---- ------ ------ ---- ------- -------
   December 16, 2002...................  $123 $1,502 $2,954 $ -- $ 4,166 $ 8,745
   December 16, 2003...................   133  1,623  3,194   --   4,526   9,476
   December 16, 2004...................   143  1,746  3,435   --   4,886  10,210
                                         ---- ------ ------ ---- ------- -------
     Total.............................  $399 $4,871 $9,583 $ -- $13,578 $28,431
                                         ==== ====== ====== ==== ======= =======

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 7--STOCKHOLDERS EQUITY:

 Series B Preferred Stock

    In June 1999, Blaze Software converted all of its outstanding preferred stock. See Note 12, Subsequent Events, for further details.

 Conversion

    Each share of preferred stock was convertible into common stock on a one-for-one basis, without antidilution protection.

 Liquidation

    The aggregate liquidation preference of Series B convertible preferred stock totaled $13,350,000 as of March 31, 1999. If assets of Blaze Software remained available for distribution after such preferences had been satisfied, such remaining assets would have been distributed among the holders of Series A, B, C, D, E and F preferred stock and common stock pro rata based on the "as if converted" number of common stock shares.

 Voting rights

    The holder of each share of Series B convertible preferred stock had the right to one vote for each share of common stock into which such preferred stock could then have been converted, and with respect to such vote, such shareholder had full voting rights and powers equal to the voting rights and powers of the holders of common stock, and were entitled to notice of any stockholders' meeting in accordance with the bylaws of the corporation, and were entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

 Preferred Stock Warrants

    In December 1996, warrants to purchase 107,143 shares of the Company's Series B preferred stock were issued at a price per share of $5.60. These warrants were still outstanding as of March 31, 1999. The fair value of these warrants is not material to the financial statements.

 Common Stock

    Blaze Software is authorized to issue 54,000,000 shares of common stock. As of March 31, 1999, 343,500 shares of common stock were issued and outstanding.

 Common Stock Warrants

    The following table summarizes the activity on common stock warrants:

                                                         Common Stock Warrants
                                                               Exercise
                                                        Shares  Price   Amount
                                                        ------ -------- -------
   Balance, April 1, 1996..............................    --           $    --
   Warrants granted.................................... 5,000   $5.60    28,000
                                                        -----           -------
   Balance, March 31, 1997............................. 5,000            28,000
   Warrants granted.................................... 1,005   $5.60     5,625
                                                        -----           -------
   Balance, March 31, 1998 and 1999.................... 6,005           $33,625
                                                        -----           -------

    The fair value of these common stock warrants is not material to these financial statements.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Common Stock Subject To Repurchase

    In 1997, 100,000 shares of common stock were issued pursuant to an acquisition, 75,000 of which was subject to repurchase. Shares vested on a quarterly basis over a two and a half year period. At March 31, 1998, approximately 37,500 shares were subject to repurchase at the original purchase price of $5.60. At March 31, 1999 no shares were subject to repurchase. In April 1998, 32,666 shares were repurchased at the original purchase price.

    Blaze Software has reserved shares of common stock for future issuance as follows (in thousands):

                                                          March 31, December 31,
                                                            1999        1999
                                                          --------- ------------
                                                                    (unaudited)
   Options outstanding...................................   1,196       4,287
   Options available for future grants...................     121         696
   Mandatorily redeemable preferred stock................   3,179          --
   Preferred stock.......................................   2,273      10,369
   Outstanding warrants for preferred stock..............     464          --
   Outstanding warrants for common stock.................       6           6
                                                            -----      ------
                                                            7,239      15,358
                                                            =====      ======

 Stock Option Plan

    In 1986, Blaze Software adopted the 1986 Stock Option Plan (the "1986 Plan") and had 1,254,500 shares of Common Stock reserved for issuance thereunder. In 1996, the 1986 Plan was discontinued and replaced with the 1996 Stock Option Plan (the "1996 Plan").

    Under the 1996 Plan, Blaze Software has reserved 5,753,429 shares of common stock for issuance. Options granted may be incentive stock options or nonqualified stock options and shall be granted at a price not less than 100% or 85% of fair market value, respectively, or at a price not less than 110% of fair market value under certain circumstances. Fair market value (as defined in the 1996 Plan) and the vesting, of these options shall be determined by Blaze Software's Board of Directors. The options expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the 1996 Plan. Options can be exercised from the date of issuance, even though they have not fully vested. Such shares are subject to repurchase on a pro rata basis over a four-year period from the date of issuance. As of March 31, 1998 and 1999, there were approximately 54,000 and 73,500 shares, respectively, subject to repurchase, at a weighted average price of $0.56 per share. During 1998 and 1999, approximately 1,500 and 157,500 shares, respectively, were repurchased.

    Shares acquired under the 1996 Plan are subject to Stock Purchase Agreements, which provide Blaze Software with a right of first refusal and grant Blaze Software repurchase rights for unvested shares, at their original cost.

 Vesting requirements

    Options granted under the plan have a term of ten years measured from the grant date and are initially unvested. Participants vest in the option shares granted over a four-year period with (i) twenty-five percent of the option shares vesting upon the completion of one year of service, and (ii) the balance of the option shares in thirty-six successive equal monthly installments upon the participants completion of each additional month of service.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    A summary of the status of Blaze Software's stock option plans as of March 31, 1997, 1998, 1999, and December 31, 1999 (unaudited) and changes during the years ended on these dates is presented below (in thousands, except per share amounts):

                                            Options Outstanding
                                        ----------------------------
                                                            Weighted
                                                            Average
                                                            Exercise
                               Shares   Number   Exercise    Price   Aggregate
                              Available   of     Price per    per    Exercise
                              for Grant Shares     Share     Share     Price
                              --------- ------  ----------- -------- ---------
Options outstanding at
  April 1, 1996..............   1,280     356   $0.50-$3.30  $2.44    $  867
Granted......................  (1,472)  1,472   $0.56-$3.00  $0.58       853
Exercised....................      --    (152)  $0.56-$3.00  $0.72      (109)
Canceled.....................     445    (445)  $0.56-$3.30  $2.06      (917)
                               ------   -----   -----------  -----    ------
Options outstanding at March
  31, 1997...................     253   1,231   $0.50-$3.00  $0.56       694
Granted......................    (673)    673   $0.56-$0.80  $0.62       420
Exercised....................      --    (173)  $0.56-$1.00  $0.56       (97)
Canceled.....................     425    (425)  $0.56-$3.00  $0.57      (241)
                               ------   -----   -----------  -----    ------
Options outstanding at March
  31, 1998...................       5   1,306   $0.50-$3.00  $0.59       776
Additional shares reserved...     104      --            --     --        --
Granted......................    (625)    625   $0.80-$0.80  $0.80       499
Exercised....................      --     (98)  $0.56-$0.80  $0.57       (56)
Canceled.....................     637    (637)  $0.56-$0.80  $0.59      (379)
                               ------   -----   -----------  -----    ------
Options outstanding at March
  31, 1999...................     121   1,196   $0.50-$3.00  $0.70       840
Additional shares reserved...   4,444      --            --     --        --
Granted......................  (4,033)  4,033   $0.10-$6.00  $0.41     1,640
Exercised....................      --    (778)  $0.10-$1.00  $0.22      (171)
Canceled.....................     164    (164)  $0.10-$3.00  $0.54       (88)
                               ------   -----   -----------  -----    ------
Options outstanding at
  December 31, 1999
  (unaudited)................     696   4,287   $0.10-$6.00  $0.52    $2,221
                               ======   =====   ===========  =====    ======

    The weighted-average fair value of options granted in fiscal 1997, 1998 and 1999 was $0.14, $0.14 and $0.18, respectively.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    The following table summarizes information concerning outstanding and exercisable options under the plans as of March 31, 1999:

                            Options Outstanding         Options Exercisable
                      -------------------------------- ---------------------
                                  Weighted-
                                   Average
                                  Remaining  Weighted-             Weighted-
                                 Contractual  Average   Number of   Average
      Range of        Number of     Life     Exercise    Shares    Exercise
   Exercise Price       Shares     (Years)     Price   Exercisable   Price
   --------------     ---------- ----------- --------- ----------- ---------
                         (in                               (in
                      thousands)                       thousands)
        $0.50               2       1.16       $0.50          2      $0.50
        $0.56             484       7.77       $0.56        484      $0.56
        $0.80             708       9.32       $0.80        708      $0.80
        $1.00               2       4.38       $1.00          2      $1.00
        $3.00              --       6.00       $3.00         --      $3.00
                        -----                             -----
                        1,196       8.67       $0.70      1,196      $0.70
                        =====                             =====

 Stock-based compensation

    In connection with certain stock option grants during the nine months ended December 31, 1999 (unaudited), Blaze Software recorded stock-based compensation totaling $32.7 million, which is being amortized in accordance with FASB Interpretation No. 28 over the vesting periods of the related options, which is generally four years. Stock-based compensation amortization recognized during the nine months ended December 31, (unaudited) 1999 totaled $12.1 million. If the stock-based compensation for the nine months ended December 31, (unaudited) 1999 had been allocated across the relevant functional expense categories within operating expenses, it would be allocated as follows:

                                                                    Nine Months
                                                                       Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
                                                                    (unaudited)
     Research and development......................................   $ 2,615
     Selling, general and administrative...........................     9,435
                                                                      -------
                                                                      $12,050
                                                                      =======

 Fair value disclosure

    The following information concerning Blaze Software's stock option plans is provided in accordance with SFAS No. 123. Blaze Software accounts for such plans in accordance with APB No. 25.

    The fair value of each option grant has been estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions for grants:

                                                       Years Ended March 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Risk-free interest rate...........................     6.2%     5.3%     4.7%
   Expected life..................................... 5 years  5 years  5 years
   Dividend yield....................................      --       --       --
   Expected volatility...............................       0%       0%       0%

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    For purposes of pro forma disclosures, the estimated fair value of the options are amortized over the option's vesting period. Blaze Software pro forma information follows (in thousands, except per share amounts):

                                                      Years ended March 31,
                                                     -------------------------
                                                      1997     1998     1999
                                                     -------  -------  -------
   Net loss attributable to common stockholders....  $(8,756) $(6,845) $(6,858)
                                                     =======  =======  =======
   Net loss--FAS 123 adjusted......................  $(8,809) $(6,896) $(6,896)
                                                     =======  =======  =======
   Net loss per share--as reported
     Basic and diluted.............................  $ (9.52) $(54.76) $(18.49)
                                                     =======  =======  =======
   Net loss per share--FAS 123 adjusted
     Basic and diluted.............................  $ (9.58) $(55.17) $(18.59)
                                                     =======  =======  =======

    The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future amounts. Additional awards in future periods are anticipated.

NOTE 8--COMPREHENSIVE INCOME:

    Under Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") Blaze Software displays all items required to be recognized under accounting standards as components of its comprehensive income.

    Comprehensive income comprises foreign currency translation adjustments which does not have a tax expense as a benefit.

NOTE 9--COMMITMENTS AND CONTINGENCIES:

    Blaze Software leases administrative, engineering, and sales facilities in the United States, the United Kingdom, France, Germany, and Japan under noncancelable operating leases that expire at various dates through 2005. Blaze Software is generally responsible for insurance and property taxes. Blaze Software's primary lease in Mountain View, California, is subject to annual payment increases based on the consumer price index. Blaze Software also leases computer equipment under leases classified as capital leases.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    As of March 31, 1999, the aggregate future minimum lease payments under all noncancelable leases are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   Year Ended March 31,
   2000.......................................................  $ 86    $  759
   2001.......................................................    19       383
   2002.......................................................     1       165
   2003.......................................................    --       120
   2004.......................................................    --        90
   2005.......................................................    --        60
                                                                ----    ------
   Total minimum lease payments...............................   106     1,577
                                                                        ======
   Less: amount representing interest.........................    (6)
                                                                ----
   Present value of capital lease obligations.................   100
   Current portion............................................   (81)
                                                                ----
   Long-term portion..........................................  $ 19
                                                                ====

    Rent expense in fiscal years 1997, 1998 and 1999 aggregated $1,369,000, $871,00 and $1,002,000, respectively.

 Employment agreements

    Blaze Software has entered into employment agreements with certain officers of the Company. Some employment agreements also provide for severance in the event the individual is terminated without cause.

 Litigation

    From time to time, Blaze Software may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against Blaze Software, the ultimate disposition of which would have a material impact on Blaze Software's financial position or results of operations. Blaze Software received notification of claims from a founder and director that he may assert against the Company. He contends that his personal equity ownership of Blaze Software was diluted improperly in connection with a preferred stock financing. Blaze Software believes that these assertions are without merit and intend to rigorously defend any claims which may be brought against the Company.

NOTE 10--INCOME TAXES:

    The components of income tax expense consisted of the following (in thousands):

                                                                  As of March
                                                                      31,
                                                                 --------------
                                                                 1997 1998 1999
                                                                 ---- ---- ----
   Current:
     Federal.................................................... $ -- $ -- $ --
     Foreign....................................................  335   68   82
     State......................................................   --   --    5
   Deferred--federal and state..................................  265   --   --
                                                                 ---- ---- ----
        Income tax expense...................................... $600 $ 68 $ 87
                                                                 ==== ==== ====

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    The components of net deferred tax assets were as follows (in thousands):

                                                          As of March 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Accrued liabilities..............................  $   905  $   707  $   576
   Deferred revenue.................................       59       --       12
   Net operating loss carryforwards.................    2,774    5,082    6,702
   Credit carryforwards and other...................    1,393    1,311    1,428
                                                      -------  -------  -------
                                                        5,131    7,100    8,718
   Valuation allowance..............................   (5,131)  (7,100)  (8,718)
                                                      -------  -------  -------
     Net deferred tax assets........................  $    --  $    --  $    --
                                                      =======  =======  =======

    Due to the uncertainty surrounding the realization of the deferred tax asset in future tax returns, Blaze Software has placed a valuation allowance against its net deferred tax assets. The valuation allowance increased by $3,209,000, $1,969,000 and $1,618,000 during 1997, 1998 and 1999, respectively.

    Blaze Software's expected US Federal statutory income tax rate (34%) differs from the effective tax rate as follows:

                               1997    1998    1999
                               -----   -----   -----
   "Expected" income
     benefit.................  (34.0)% (34.0)% (34.0)%
   Net operating loss not
     benefited...............   34.0    34.0    34.0
   Foreign income and
     withholding taxes.......    4.5     1.4     1.6
   Changes in valuation
     allowance and other.....    3.6      --      --
                               -----   -----   -----
     Effective tax rate......    8.1 %   1.4 %   1.6 %
                               =====   =====   =====

    At March 31, 1999, Blaze Software had available net operating loss carryforwards of approximately $18,900,000 and $6,100,000 to offset future federal and state taxable income, respectively. At March 31, 1999, Blaze Software also had available research and development credit carryforwards and other credit carryforwards of approximately $835,000 and $271,000 to offset future federal and state taxable income, respectively, and foreign tax credits of approximately $322,000 available to offset future federal taxable income. These carryforwards expire from 2000 to 2019.

    For federal and state tax purposes, a portion of Blaze Software's net operating loss carryforwards may be subject to certain limitation on annual utilization in case of a change in ownership, as defined by federal and state tax law.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 11--SEGMENTAL INFORMATION:

    Blaze Software, which operates in a single business segment, develops and licenses component-based development software for building business-critical applications and also provides related maintenance and consulting services. Operations of Blaze Software's overseas subsidiaries consist of product license revenues and service revenues.

    Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions.

    Information regarding geographic areas at March 31, 1997, 1998 and 1999, and for each of the years then ended, is as follows (in thousands):

         Geographic Area          Americas  Europe   Asia  Eliminations  Total
--------------------------------- --------  ------  ------ ------------ -------
March 31, 1997 and for the year
  then ended:
  Sales to unaffiliated
    customers.................... $ 2,191   $1,263  $  169   $     --   $ 3,623
                                  -------   ------  ------              -------
  Operating (loss) income........  (3,780)     449   1,642         --    (1,689)
                                  -------   ------  ------              -------
  Liabilities--continued
    operations...................  13,022    4,747   2,740     (8,783)   11,726
  Liabilities--discontinued
    operations...................      --       --      --         --        --
                                  -------   ------  ------   --------   -------
     Total Liabilities...........  13,022    4,747   2,740     (8,783)   11,726
                                  -------   ------  ------   --------   -------
  Identifiable assets--continued
    operations...................   9,314    2,676   1,050     (7,685)    5,355
  Identifiable assets--
    discontinued operations......   2,901    1,301   1,058         --     5,260
                                  -------   ------  ------   --------   -------
     Total Identifiable assets... $12,215   $3,977  $2,108   $ (7,685)  $10,615
                                  -------   ------  ------   --------   -------
March 31, 1998 and for the year
  then ended:
  Sales to unaffiliated
    customers                     $ 3,492   $  808  $   62   $     --   $ 4,362
                                  -------   ------  ------              -------
  Operating (loss) income........  (1,452)  (1,713)    195         --    (2,970)
                                  -------   ------  ------              -------
  Liabilities--continued
    operations...................  15,041    4,502   3,307    (11,498)   11,352
  Liabilities--discontinued
    operations...................     441       --      --         --       441
                                  -------   ------  ------   --------   -------
     Total Liabilities...........  15,482    4,502   3,307    (11,498)   11,793
                                  -------   ------  ------   --------   -------
  Identifiable assets--continued
    operations...................  16,472    4,034   1,453    (11,714)   10,245
  Identifiable assets--
    discontinued operations         1,643      927   1,039         --     3,609
                                  -------   ------  ------   --------   -------
     Total Identifiable assets... $18,115   $4,961  $2,492    (11,714)   13,854
                                  -------   ------  ------   --------   -------
March 31, 1999 and for the year
  then ended:
  Sales to unaffiliated
    customers.................... $ 6,933   $1,563  $  558   $     --   $ 9,054
                                  -------   ------  ------              -------
  Operating (loss) income........  (4,944)    (603)     35         --    (5,512)
                                  -------   ------  ------              -------
  Liabilities--continued
    operations...................  13,718    5,764   3,838    (12,164)   11,156
  Liabilities--discontinued
    operations...................     (70)      --      --         --       (70)
                                  -------   ------  ------   --------   -------
     Total Liabilities...........  13,648    5,764   3,838    (12,164)   11,086
                                  -------   ------  ------   --------   -------
  Identifiable assets--continued
    operations...................  11,233    5,408   2,320    (12,379)    6,582
  Identifiable assets--
    discontinued operations......     417      416     350         --     1,183
                                  -------   ------  ------   --------   -------
     Total Identifiable assets... $11,650   $5,824   2,670   $(12,379)  $ 7,765
                                  -------   ------  ------   --------   -------

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 12--SUBSEQUENT EVENTS:

Issuance of preferred stock

    In June 1999 and September 1999, Blaze Software issued 8,134,839 and 281,376 shares, respectively, of Series AA convertible preferred stock at a price of $0.54 per share. Net proceeds to Blaze Software were cash of $2.8 million and the cancellation of indebtedness of $1.6 million. Prior to the issuance of Series AA convertible preferred stock, Blaze Software converted all of its outstanding shares of Series A, Series B, Series C Series D, and Series F convertible preferred stock into common stock and all of its warrants for Series E preferred stock into warrants for common stock at the applicable conversion rates in effect for each series. The issuance in September 1999 resulted in a beneficial conversion feature of approximately $2.2 million, calculated in accordance with Emerging Issues Task Force No. 98-5, which resulted in an immediate charge to additional paid-in capital.

    On December 31, 1999 1,952,735 shares of Series BB preferred stock were issued for gross proceeds of approximately $13.9 million. The issuance resulted in a beneficial conversion feature of approximately $9.5 million, calculated in accordance with Emerging Issues Task Force No. 98-5, which resulted in an immediate charge to additional paid-in capital.

    Each share of Series AA and BB preferred stock is convertible into common stock on a one-for-one basis, subject to certain antidilution provisions. Conversion is at the option of the stockholder or automatic upon the closing of an initial public offering of Blaze Software's common stock at a price equal to or exceeding $9.28 per share and aggregate proceeds of at least $15,000,000 or by written consent or agreement of the holders of a majority of the then outstanding shares of Series AA and BB Preferred Stock voting together as a single class.

    The holders of Series AA and BB preferred stock are entitled to receive dividends in preference to any declaration or payment of dividend on common stock, at the rate of $0.32 and $0.57 per share per annum, respectively.

    The holders of each share of Series AA and BB preferred stock shall have the right to one vote for each share of common stock into which such Series AA and BB preferred stock could then be converted.

    Upon the occurrence of a liquidation event, the available assets of Blaze Software would be distributed first to the holders of Series BB preferred stock until they receive an amount per share equal to the sum of $9.28 plus any unpaid dividends. Holders of Series AA preferred stock are then entitled to receive the amount per share equal to the sum of $2.70 plus any unpaid dividends. The remaining assets are to be split equally among the holders of Series AA and BB preferred stock and common stock.

Building lease

    In November 1999, the Company entered into a new building lease for its corporate headquarters, which is secured by a cash deposit of $434,000. This deposit has been classified as restricted cash on the unaudited balance sheet as of December 31, 1999. The new building lease requires minimum monthly payments of approximately $87,000 and expires in 2005.

Reincorporation

    In January 2000, Blaze Software's Board of Directors approved the reincorporation of the Company from California to Delaware and approved the change in the authorized share capital to 210 million, consisting of 200 million shares of common stock, $0.0001 par value and 10 million shares of preferred stock, $0.0001 par value. All share data information has been restated to reflect the reincorporation.

                     BLAZE SOFTWARE, INC. AND SUBSIDIARIES
                          (FORMERLY NEURON DATA, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


2000 Stock Plan

    In December 1999 the Board of Directors adopted the 2000 Stock Plan and reserved 250,000 shares of common stock for future issuance under this plan.

Employee Stock Purchase Plan

    In February 2000, the Board of Directors adopted the 2000 employee stock purchase plan and reserved 750,000 shares of common stock for future issuance under this plan.

Reverse Stock Split

    In February 2000, the Board of Directors approved a 1 for 2 reverse stock split of the Company's preferred and common stock. All share data information has been restated to reflect the reverse stock split.

The text at the top of the page reads "Blaze Software lets you apply your rules for doing business to your customers' individual needs no matter how they reach you:" In a circle located in the center of the page, in which there are four pictures, representing an ATM machine, a call center (picture of woman on phone), a retail business manager and a Web site.

Lines from each picture lead to captions relating to the pictures.

The caption relating to the ATM machine reads "ATM: "Your checking balance has been above $15,000 for 2 months. To earn interest on unused funds, press YES." The caption relating to the call center reads "Call center: "Your son is going away to college? We can extend your insurance to cover him with all costs offset by your lower homeowner's insurance rates due to increased police protection in your neighborhood." The caption relating to the retail business manager reads "Retail: "Our competition introduced a 10% discount. Let's change our discount to 12% for all our stores and self-service channels this afternoon." The caption relating to the Web site reads: "Web site: "Instead of buying the items in your shopping cart separately, we recommend our Combo 7. This Combo gives you higher quality for just a few dollars more, and today only we will add free shipping. To take advantage of this special offer, click here."

The Blaze Software logo and the Blaze Software Web address appear at the bottom of the page.

                            [LOGO OF BLAZE SOFTWARE]